8/3



06015731

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Evraz Group

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34947 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 8/3/06

Exhibit B24

12-31-05
AR|S

ANNUAL REPORT AND ACCOUNTS 2005





EVRAZ GROUP

ANNUAL REPORT
AND ACCOUNTS
2005








Disclaimer:
All references to Evraz, Evraz Group, the Group, "we" or "us" are references to Evraz Group S.A. and its consolidated subsidiaries, unless otherwise indicated.

[M]AP OF OPERATIONS


LEGEND
Operations
Steel Mills
Iron Ore Mining and Processing Plants
Vanadium
Coal Mines
Sea Port
Distribution
Service Centres
Trunk Railway Lines
Main Export Sea Ports
Main Export Countries
RUSSIAN FEDERATION
KAZAKHSTAN
IRAN
INDIA
CHINA
KOREA
TAIWAN
VIETNAM
THAILAND
ITALY
LONDON
LUXEMBURG
PRAGUE
ROME
MINSK
KIEV
MOSCOW
St. Peterburg
Vologda
Yaroslavl
Kirov
Perm
Nizhny Tagil
Nizhniy Novgorod
Yekaterinburg
Surgut
Tyumen
Chelyabinsk
Kurgan
Ufa
Samara
Penza
Lipetsk
Voronezh
Stary Oskol
Kharkov
Krivoy Rog
Omsk
Tomsk
Novosibirsk
Kemerovo
Barnaul
Novokuznetsk
Abakan
Krasnoyarsk
Taishet
Bratsk
Ust-Kut
Irkutsk
Ulan-Ude
Naushki
Chita
Neryungri
Tynda
Skovorodino
Belogorsk
Blagoveshchensk
Komsomolsk-on-Amur
Sovgavan
Khabarovsk
Yuzhno-Sakhalin
Grodekovo
Vladivostock
Khasan
...lini e Bertoli
Vitkovice Steel
Novorossiysk Sea Port
Exports to Europe
KGOK
Astrakhan Sea Port
Exports to Iran
VGOK
NTMK
Yuzhkuzbass ugol
Mine 12
NKMK
Evrazruda
ZapSib
Raspadskaya
Nakhodka Sea Port
Exports to South Asia
Vladivostock Sea Port
Exports to South Asia
Neryungri ugol




2003
2004
2005
13.8
13.7
13.9

STEEL PRODUCTION
(million tonnes)

2005 HIGHLIGHTS

We have made excellent progress against our IPO commitments in challenging business conditions for the steel industry.

- Successful IPO in London in June raising US$422 million
- Record steel production of 13.9 million tonnes with 18% growth in Russian sales
- Enhanced access to higher quality downstream export markets through acquisitions of Palini e Bertoli in Italy and Vitkovice Steel in the Czech Republic
- Strong growth in mining, with revenues up 62% and EBITDA up 180%
- Increased self-sufficiency in coking coal and iron ore through acquisition of stakes in Mine 12, Evrazruda and Yuzhkuzbassugol
- US$695 million CAPEX programme to increase cost efficiencies completed on time
- US$415 million investment to consolidate ownership structure


2003
2004
2005
0.64
3.67
2.68

EARNING PER GDR*
(US$)
* 1 share=3 GDR


2003
2004
2005
2,168
5,933
6,509

REVENUES
(US$ million)


Steel segment
Mining segment
Other operations
2%

REVENUES BY SECTOR, 2005


Russia
Asia
Rest of the world
60%
31%
9%

REVENUES BY GEOGRAPHIC ZONE, 2005


2003
2004
2005
253
1,345
1,043

NET PROFIT*
(US$ million)
** Including minority intrests*


2003
2004
2005
476
2,017

EBITDA
(US$ million)


Steel segment
Mining segment
Other operations
81%
17%
2%

EBITDA SOURCE, 2005


2003
2004
2005
1,073
1,710

NET DEBT
(US$ million)


2003
2004
2005
43
946
1,490

OPERATIONAL CASH FLOW
(US$ million)





CHAIRMAN'S STATEMENT

2005 has been an exciting and eventful year for Evraz Group. The successful initial public offering on the London Stock Exchange in June was a landmark event in the Group's history. It has provided us with a stronger platform to expand in both Russia and the global markets and the means to achieve the true potential to become a world-class, low cost and vertically integrated steel producer. We would like to welcome all our new shareholders and we are delighted that the Group has made excellent progress against our IPO commitments. □

Our commitment to shareholders at the time of the listing was to maintain our dominant position in the Russian long products market and to continue to expand our export volumes, whilst generating above average industry returns for shareholders.

Three core drivers underpinned this strategic vision:

The first core driver is achieving superior growth by capturing Russian growth and further developing exposure in markets outside Russia. Evraz has made significant progress this year. We have reported an 18% increase in Russian sales of long products which has reinforced our long product leadership position in Russia and the CIS. While Asia remains our most important export market, accounting for over 85% of export sales, we have also made progress in diversifying into other high quality export markets. During the year we completed a number of significant acquisitions that were in line with our stated strategy. The acquisitions of Palini e Bertoli in Italy and Vitkovice Steel in the Czech Republic enhances our access to European downstream captive markets, improving both profitability and cash generation. We will continue to make selective acquisitions to expand our presence in attractive markets worldwide, complementing our flexible world-class semi-finished product export business.

The second core driver is enhancing our margin profile through improving our cost leadership position and increasing our share of higher-margin products sales. In a challenging market environment, our EBITDA margin remained strong at 29%, which compares favourably to our sector peers. During the year Evraz invested US$695 million in capital expenditure programmes to increase efficiencies through operational improvements and realise synergies from recent acquisitions. We made excellent progress in strengthening Evraz's position as a competitive exporter of semi-finished products. A significant investment programme at ZapSib in a 2.5 million tonne continuous slab caster was completed on time and increases our total slab capacity from 2.7 million tonnes to 5.2 million tonnes. It provides us with the flexible product portfolio to manage our exposure to semi-finished product export markets. We have also continued to improve customer service, logistics and product quality. The investments made in 2005 will continue to yield benefits across the business in years to come.

The third driver underpinning Evraz's strategy is our focus on expanding our mining platform and in this regard, 2005 has been a year of exceptional growth. Revenues and EBITDA grew by 62% and 180% respectively in our mining business. We significantly increased our self-sufficiency levels in coking





coal and iron ore resources through the acquisitions of Mine 12, Evrazruda and a 50% stake of Yuzhkuzbassugol in Western Siberia, all located close to our steel mills at NKMK and ZapSib. Enhancing our profit potential through vertical integration will reinforce our position as the lowest cost producer of steel in Russia and the CIS.

All in all, Evraz's strong performance in 2005 is proof that a high level of vertical integration and cost leadership produces excellent financial results.

In addition we have made further progress simplifying and improving the corporate structure. We continued to consolidate our ownership of subsidiaries, investing US$415 million in the year to buy out minority interests in NTMK, ZapSib, Nakhotka Sea Port and KGOK.

Our listing has committed us to the highest standards of corporate governance. In November the Board announced a number of changes to the top management team as part of the Company's strategy to become more efficient, as well as reflecting the current opportunities that demand full commitment from the management. The roles of Chairman and CEO were split on 1 January 2006, and we are delighted that Mr Valery Khoroshkovsky was appointed as our new CEO. The Board also elected Mr Alexander Frolov as the new Chairman of the Board starting 1 May 2006. The new Board of seven directors includes three independent and experienced non-executives. Mr Alexander Abramov remains a member of the Company's Board with no executive responsibilities and stays committed to the future development of Evraz and the creation of shareholder value for all stakeholders.

As a significant steel producer with worldwide ambitions, Evraz is extremely aware of its duty to manage operations in a safe, sound and socially responsible manner. We work to mitigate our impact on the environment wherever possible. Evraz's key environmental objectives are the consistent reduction of emissions, the installation of state-of-the-art technologies and equipment for energy consumption reduction, gaseous and liquid waste treatment and the effective processing of by-products.

We acknowledge and accept our responsibility for the health and safety of employees. We actively partner in the communities that host us and engage in community involvement and provide facilities and programmes for them. Our values direct how we operate; in fact, we believe it is significantly more difficult to deliver shareholder value without incorporating these principles into our management practices.

Managing quality assets is important, however people are even more critical to our long-term success. Most of the people employed within our company have worked in the steel and mining industries for their entire careers. Moreover, the exceptional progress and achievements this year could not have been achieved without the dedication and hard work of our 110,000 employees. We personally want to thank each one for sharing the management team's ambitious plans and commitment in helping to deliver them.



Alexander Abramov
Chairman of the Board of Directors 2005
Chief Executive Officer 2005



Alexander Frolov
Chairman of the Board of Directors
from 1 May 2006



CHIEF EXECUTIVE OFFICER'S STATEMENT

2005 has been an important and very active year for our company. In addition to our successful initial public offering we have also delivered superior growth, expanded our mining platform and enhanced our low cost of production position. It was also the year when the pace of consolidation in the global steel industry began to accelerate and investors focused on identifying those companies which will be the long-term winners in our sector. It is clear to us however that Evraz will continue to play a leading role in the long term. □

First and foremost, we have delivered excellent operational and financial performance during the year in what was a challenging price environment. We announced record revenues in 2005 of US$6,508 million, up 9.7% from US$5,933 million in 2004, and net profit of US$905 million. EBITDA margins and ROCE remained strong in comparison to key competitors. One of the highlights of the year was the Group's excellent cash flow generation, with operating cash flow improving by 58% to a record US$1,496 million. This represents an 80% conversion of EBITDA to net operating cash flow and is an excellent endorsement of management's enhanced working capital management capabilities.

This improved performance reflected higher average sales prices for steel products in Russia as well as a much better pricing environment for sales of vanadium slag, coke and coking products. Steel production rose to 13.9 million tonnes; extensively reported weakness in export markets—particularly in the second half of the year—was more than compensated for by an 18% growth in Russian domestic volumes. The strong growth in the Russian markets has reinforced our position as Russia's leading long products producer. The impact of raw material price increases during 2005 has been mitigated by increasing vertical integration and ongoing investment in cost efficiencies. We remain the lowest cost producer of steel in Russia and the CIS.

The acquisitions of Vitkovice Steel and Palini e Bertoli further diversified our product mix into value added areas as well as providing access to sophisticated new customers within the European Union. I am pleased to report that both acquisitions have been successfully integrated and we expect all the integration benefits to be fully realised from 2006 onwards. Both businesses are highly cash generative. Our Russian mining acquisitions of Mine 12, Evrazruda and a 50% stake in Yuzhkuzbassugol also move us closer towards complete self-sufficiency in key raw materials. Yuzhkuzbassugol is one of the leading coal producers in Russia, operating 10 mines with an annual output exceeding 17 million tonnes. Evraz is now self-sufficient for 76% of its iron ore and 72% of its coking coal requirements.

Evraz invested US$695 million in capital expenditure programmes during 2005 with the aim of further improving cost efficiency levels. In the steel business we are implementing innovative and leading technologies and shutting down older blast furnaces, whilst at the same time, we are also looking at new technologies for producing railroad wheels. A number of important projects were completed during the year: the modernisation of the oxygen production process at NTMK was completed ahead of schedule; the 2.5 million tonnes continuous slab caster at ZapSib was commissioned in November, nine months earlier than planned; and the





revamp of blast furnace No.2 at ZapSib was completed. These investments all helped to generate critical improvements in efficiency ahead of schedule.

For 2006 investment is expected to remain high at around US$435 million as we continue our programme of investing in a number of important projects started this year. The focus of this investment will be on improving efficiency at NTMK, where we are currently reconstructing a number of our facilities, including the wheel rolling shop, blast furnace No.5 and coke oven No. 5. Other priorities include increasing the capacity of our electric arc furnace mill at NKMK and the reconstruction of coke oven No. 1 at ZapSib.

In our mining business we have increased our reserves and resources both by acquisition and incremental exploration, and have thereby made excellent progress in our vertical integration. KGOK can now produce 50 million tonnes of iron ore per year as well as producing significant quantities of vanadium slag. A programme of cost reduction has been introduced, focused particularly on reducing our energy consumption (currently accounting for approximately 30% of production costs), as well as upgrading technical equipment overall.

Since I joined the company in December 2004, there has been an enormous amount of change. However, despite this period of change we have enjoyed increasing operational and financial stability. During 2005, this was recognised by the credit rating agencies awarding Evraz with solid and upgraded ratings—currently "Ba3" from Moody's, "BB–" from Fitch and "B+" from Standard & Poor's. These objective external ratings are important for us in giving us access to a broader set of fixed income investors as well as providing a means of diversifying our funding sources. As mentioned, our financial results during 2005 were a real achievement in a challenging market. Our internal compliance and audits are also a source of great pride, providing reassurance to all of the management team that the company's financial and risk profile are carefully monitored and audited.

In 2006 we will continue to enhance our position as a leading low cost producer of long products in Russia and the CIS, and look forward to growing further our presence in non-Russian markets. We recently announced the acquisition of Stratcor in May 2006, which will create a world leading position in vanadium production and moreover, this marks our entry into the US market. This is an exciting acquisition, which on completion provides us with our own processing capability and the ability to capture more value from vanadium products.

Looking further out, our vision encompasses a continuation of our efforts to pursue further downstream integration, to diversify and differentiate our product mix and to secure access to attractive markets. We are aiming to increase production and sales of iron ore and coking coal by eliminating bottlenecks in production facilities and through new mining products. We will extend the rollout of operational improvement programmes and continue to build a performance driven culture within Evraz.

Over the last few years our current management team has built what we believe to be a premier steel company based on this vision. We have achieved solid growth and an unparalleled track record, which we intend to continue. I look forward to leading Evraz Group through this exciting time and I appreciate your continued support.



Valery Khoroshkovsky
Chief Executive Officer
from 1 January 2006



2005 IN REVIEW

The most significant event for Evraz in 2005 was undoubtedly our successful Initial Public Offering on the London Stock Exchange, completed in June. We were the first major Russian steel company to fulfil the demanding disclosure standards of the London Stock Exchange, raising US$422 million from international investors. □

FEBRUARY

New continuous casting machine at ZabSib

Evraz commissioned a new ladle furnace at ZabSib with modern processes to completely reduce air emissions. This new machine provides increased production quality and reduced raw material consumption.

MARCH

Acquisition of Evrazruda

Evraz announced the acquisition of 100% of Evrazruda, an iron ore mining and processing complex in Western Siberia producing iron ore concentrate and sinter.

License won for Denisovskoye coal field

Evraz acquired a licence to explore and develop a significant portion of the Denisovskoye coal field, in Yakutia, Eastern Siberia.

APRIL

Acquisition of Mine 12

Evraz acquired a 100% ownership interest in Mine 12 in the Kemerovo region close to ZapSib and NKMK. Mine 12 produces up to 600 thousand tonnes of coking and steam coal annually.

ZapSib awarded Russia's most socially effective enterprise award

One of Evraz's main steel enterprises, ZapSib, was awarded the title of Russia's most socially effective enterprise by the Russian Organisation of Social Efficiency.

Evrazruda commenced iron ore production at the new sites in the Kaz subdivision

Evraz's Iron Ore and Mining complex Evrazruda commenced iron ore production at the new sites in the Kaz subdivision with reserves of approximately 780 thousand tonnes of iron ore.

NKMK certified to ISO 9001 quality management standard

One of Evraz's main steel plants, NKMK, was certified to the international quality management standard ISO 9001:2000.

Evraz recommenced production with reconstructed blast furnace

Evraz recommenced production with the reconstructed blast furnace at ZapSib with annual capacity of more than 1.5 million tonnes of pig iron.


06/08/2005
06/30/2005
07/29/2005
08/31/2005
09/30/2005
10/31/2005
11/30/2005
12/30/2005
150%
140%
130%
120%
110%
100%
90%

2005 PERFORMANCE GRAPH

- Evraz GDR price
- FTSE Steel and Other Metals

JUNE

Successful US$422 million IPO on the London Stock Exchange

Evraz successfully completed its IPO on the London Stock Exchange on 2 June 2005. From the IPO to 31 December 2005, *the share price rose by 25% from* US$14.50 to US$18.10, outperforming other publicly listed steel companies.

ZapSib awarded ISO 14001:2004 certificate

ZapSib *became the first steel plant in* Russia to be certificated to the ISO 14001:2004 environmental management standard.

JULY

Credit rating upgrades by Fitch and S&P

Following the successful IPO, Standard & *Poor's assigned Evraz Group a corporate* credit rating of "B+" with a "Positive" outlook. Fitch Ratings upgraded the sen*ior unsecured rating to "BB–" with out*look "Stable".

Decreasing air waste emissions at NKMK

Evraz reported decreased air waste emis*sions at NKMK by reconstructing the gas* processing facility. This in turn will reduce the air pollution at the NKMK Electric Arc Fornace plant.

AUGUST

Acquisition of Palini e Bertoli

Evraz acquired a 75% plus one share *interest in Palini e Bertoli. Palini produces* 350 thousand tonnes annually at its rerolling plant located in northern Italy.

SEPTEMBER

JV with Mitsui to develop Denisovskoye coal field and export coking coal

Joint venture agreement signed with Mitsui, one of the world's largest mineral resources companies, to develop the Denisovskoye coal field and export the coking coal produced there to steel mills in Asia.

OCTOBER

Credit rating upgrade by Moody's

Moody's Investors Service upgraded our corporate credit rating to "Ba3". The outlook was confirmed as "Stable".

NOVEMBER

Senior management changes

Changes in top management were announced and approved by the Board and recommended to shareholders. As of 1 January 2006, Mr Khoroshkovsky replaced Mr Abramov as CEO. As of 1 May 2006, Mr Frolov replaced Mr Abramov as Chairman. Mr Abramov remains a member of the Board.

Acquisition of Vitkovice Steel

Evraz acquired 98.96% of the shares in Vitkovice Steel, the largest producer of steel plate in the Czech Republic.

New slab caster commissioned at ZapSib

A double-strand slab continuous caster with annual capacity of up to 2.5 million tonnes was commissioned at ZapSib. The automated processes will lead to reduced waste and emissions.

Successful completion of US$750 million 10 year Eurobond

A US$750 million 10 year Eurobond with a coupon of 8.25% was successfully completed. This transaction was the largest corporate Eurobond issue for a Russian private sector issuer to date.

DECEMBER

Acquisition of 50% of Yuzhkuzbassugol

As part of a joint venture agreement, Evraz acquired a 50% ownership interest in Yuzhkuzbassugol, one of the largest coal mines in Western Siberia with production of 17 million tonnes of coking and steam coal in 2005.

Evraz commissioned reconstructed coke battery

Evraz commissioned the reconstructed coke battery No.1 at ZapSib, with annual capacity of 750 thousand tonnes. This provides ZapSib with 100% self-sufficiency in high quality coke.



Evraz Group S.A.

steel	mining		distibution
NTMK 92.4%	Evrazruda 100%	Mine 12 100%	Ferrotrade Limited 100%
ZapSib 96.7%	KGOK 97.7%	Neryungriugol 100%	EH Trading House 100%
NKMK 100%	VGOK 87.4%	Raspadskaya 48.4%[1]	Nakhodka Sea Port 93.6%
Vitkovice Steel 99.0%		Yuzhkuzbassugol 50.0%[1]	Evraztrans 76.0%
Palini e Bertoli 75.0%+1			

Note:

[1] Accounted for the equity basis



OPERATIONAL REVIEW


2003
2004
2005
2006 (est)
217
524
695
435

CAPITAL EXPENDITURES
(US$ million)

Our Strategy

Evraz's vision is to be a world-class steel and mining company, one of the top five most profitable steelmakers globally by ROCE and EBITDA margin. □

We intend to be:

The leader in the construction and railway steel product markets in Russia and CIS

We are the dominant supplier of steel products to the Russian railway and construction sectors, where demand continues to grow at rates exceeding GDP growth. Our focus on the strong, consolidated Russian market provides earnings stability in a traditionally cyclical industry.

We will strengthen our position as a leading full-range supplier to the Russian construction industry by focusing on higher value-added products such as beams and channels. We also intend to develop our own distribution network to improve margins and to retain higher levels of market share in our product groups.

We will also capitalise on our position as a dominant supplier to the Russian railways sector to maintain our leadership position and to continue to benefit from strong forecast demand. We plan to continue making selective investments in quality upgrades and product ranges to maintain our dominant Russian position and further grow our export markets in railway products.

A global player with a strong position in the flat product markets of Europe and the US complementing our world-class semis export business

We will develop our global steel business, expanding our presence in the attractive plate and flat markets in order to complement our flexible world-class semi-finished export business.

We aim to strengthen our position as a competitive exporter of semi-finished products. The management team believes that semi-finished products (e.g. slabs) will continue to offer the best export opportunities for Evraz.

We intend to capture additional margins and access to customers through focused acquisitions of re-rolling and other complementary assets outside Russia, which we can supply from our fast-growing low cost slab production capacity.

Lowest cost producer of crude steel in Russia and the CIS through superior efficiency and the vertically integrated mining platform

Russia is one of the lowest cost regions for steel production and Evraz is the lowest cost producer in Russia. Favourably located mining operations mean a stable supply of raw materials to our steel plants with relatively low transportation costs. Moreover, to maintain our cost competitiveness, we will improve operational efficiencies by adopting best practices and continue to make important capital investments in upgrading our facilities to further increase productivity and yield. We aim to increase our iron ore and coking coal production in order to enhance margins within the steel business, reducing dependencies on outside suppliers and limiting our




Min. Slab
Max. Slab
Coal
Iron ore
72
76
73

SLAB/BILLET PORTFOLIO FLEXIBILITY *(million tonnes)*
Slab
□ Billet

COAL AND IRON ORE SELF-SUFFICIENCY *(%)*
2004
□ 2005


1980
1983
1986
1989
1992
1995
1998
2001
2004
2007
2010
2013
1550
1350
1250
1150
850
650
80
70
60
50
40
30
20

GLOBAL VANADIUM CONSUMPTION GROWTH RATE *(%)*
Steel production
□ Vanadium consumption
Source: CRU, Evraz estimates

exposure to high and variable raw material prices. In addition, we plan to expand our mining asset base by acquiring additional subsoil licences, and through selective acquisitions of existing iron ore and coal mining assets, primarily in Russia and the CIS. Also, we are one of the largest global producers of vanadium, either in its raw state or as vanadium slag, with 22% of global raw vanadium production. Vanadium slag can be processed further into vanadium pentoxide and then ferrovanadium, for which the main application is higher strength steel. Our aim is to build a world leading vanadium business through downstream integration.

Our business

Our business is divided into two main segments. *The steel division* produces and sells semi-finished and finished steel products; vanadium slag; coke and coking products; and refractory products. *The mining division* produces, enriches and sells iron ore, produces coal, and is developing the coking coal fields at Neryungriugol. Although the majority of our mining revenues are earned in inter-company transactions, we have chosen to report separately the financial results of mining activities as sales to third parties will constitute an increasing share of our revenues going forward.

Steel division □

The global market for steel in 2005 continued to grow. However, overall the market was weaker following the exceptional operating environment in 2004. The strong growth in 2004 led to excess inventories through the supply chain. As a result, 2005 saw a significant adjustment as customers and distributors attempted to normalise stocking levels. Weakening demand led to lower steel prices for much of 2005, albeit still at high levels relative to historical trends. A number of industry participants cut production to bring supply and demand into balance. It was not until the end of the year


2002
2003
2004
2005
904
1,132
Russia
Republic of Korea
Japan
USA
EU-25
Other
China
3%
5%
8%
10%
16%
28%
31%
Russia
USA
EU-25
Czech Republic
Japan
Taiwan
Republic of Korea
351
498
613
869
964

WOLD STEEL SUPPLY/DEMAND, 2002–2005 *(million tonnes)*
Supply
□ Demand
Source: IISI

WORLD STEEL CONSUMPTION BY REGION, 2005
Source: IISI

STEEL CONSUMPTION, 2005 *(kg per capita)*
Source: IISI

that inventory levels had fully adjusted and price levels started to stabilise once more. In addition, 2005 saw continuing strong production growth in China which resulted in strong demand for raw materials. Iron ore and coking coal in particular experienced significant increases in prices and resulted in pressure on margins for industry participants in 2005.

ASSETS

Evraz produces steel at three primary integrated steel plants in the Urals and Siberia. In addition to these three steel plants, Evraz produces rolled products at Palini e Bertoli, located in San Giorgio di Nogaro, Italy, and Vitkovice Steel, located in Ostrava, the Czech Republic.

The Nizhny Tagil Iron and Steel Plant (NTMK) located in Nizhny Tagil, in the Sverdlovsk region, approximately 160 kilometres north of Ekaterinburg and approximately 1,500 kilometres northeast of Moscow. Nizhny Tagil is one of the oldest mining and steel production centres in Russia. NTMK is an integrated steel production plant with coke-chemical production facilities, six blast furnaces, steel making facilities (oxygen converters as well as open hearth furnaces), four continuous casters and six rolling mills. In 2005, NTMK produced 4.9 million tonnes of pig iron, 5.6 million tonnes of steel and 5.1 million tonnes of rolled products.

The West-Siberian Iron and Steel Plant (ZapSib) is the largest steel mill in the Siberian region. It is located 25 kilometres from the city of Novokuznetsk, in the Kemerovo Region. ZapSib is an integrated steel plant with coke-chemical production, sinter production, three blast furnaces, steel making facilities, a blooming plant, a continuous casting machine and four rolling mills. In 2005, ZapSib produced 4.6 million tonnes of pig iron, 5.7 million tonnes of steel and 5.0 million tonnes of rolled product.

The Novokuznetsk Iron and Steel Plant (NKMK) an integrated iron and steel plant located at Novokuznetsk, in the Kemerovo region. NKMK is the leading rail producer in the Russian Federation, producing a full range of rails, and, together with NTMK, the exclusive rail supplier to Russian Railways. NKMK's rail output accounts for approximately two-thirds of Russian rail production. NKMK is an integrated steel plant. Its production facilities include a coke-chemical production plant, two blast furnaces, steelmaking facilities, a blooming plant, two continuous casting machines, rail production facilities and rolling mills. In 2005, NKMK produced 1.9 million tonnes of pig iron, 1.3 million tonnes of steel and 2.0 million tonnes of rolled products.




Semi-finished
Construction
Railway
Other steel
Mining
5,957
3,968
1,646
270
2004
2005
5,809
6,221
Mining products
Other steel products
Other products
Railway products
Construction products
Semi-finished products
684
1,755
2,203

STEEL SALES BY VOLUME, 2005 *(thousand tonnes)*

STEEL SECTOR REVENUES, 2005/2004 *(US$ million)*

- Construction products
- Railway products
- Mining products
- Semi-finished products
- Other steel products
- Other products

STEEL SALES MIX, 2005 *(US$ million)*

Palini e Bertoli is a rolling mill in Northern Italy that produces customised, high-quality plate products for the construction, shipbuilding and automotive industries. It has a secure captive customer base in Western Europe, Northern Africa and the Middle East. In 2005, Palini e Bertoli produced 349 thousand tonnes of rolled products.

Vitkovice Steel is the largest platemaker in the Czech Republic located in the city of Ostrava in the Moravia region of the country. Vitkovice Steel produces mostly high-quality steel plate for customers in Central Europe and the Czech Republic with annual production of 853 thousand tonnes.

REVENUES

Steel segment revenues increased by 7% in 2005 to US$6,221 million from US$5,809 million in 2004. Steel segment revenues benefited from increased volumes and higher prices for certain steel products and was further boosted by the acquisitions of Palini e Bertoli in August 2005 and Vitkovice Steel in November 2005.

Robust performance in Evraz's key sectors – construction and railway products—contributed to the growth of steel sales. Sales of construction products grew by 5% on 2005 and amounted to 4 million tonnes, or 31% of total volumes. Sales of railway products were up 13% in volume terms reaching 1.65 million tonnes, or 13% of total Evraz sales volumes. Steel segment revenues were affected by the positive pricing momentum for these products; e.g. prices for railway products increased by 19% on average, while prices for steel products sold to the construction sector rose approximately 4% year-on-year.

Contributions from the recently acquired Palini e Bertoli (August 2005) and Vitkovice Steel (mid-November 2005) were supplemented by non-Russian sales. This led to a flat result in value terms for the year-end.

As a proportion of steel segment sales, revenues from railway, construction and other steel products increased from the previous year, while revenues from semi-finished products declined as a proportion of the total. This was due to strong growth in volumes, as well as higher prices, in the Russian railway and construction sectors. Semi-finished products suffered lower sales volumes as a percentage of the total, as a result of tough conditions globally for steel products in the second half of 2005 caused by weakened demand and high inventory levels. This in turn affected the share of export revenues, which excluding inter-segment sales, fell to approximately 39% of steel segment revenues from 46% the previous year. Sales of steel products to the mining segment remained flat.






Mining products
Railway products
Other products
Construction products
Semi-finished products
72%
Russia
60%
Export
40%
Asia
78%
Europe
11%
CIS
5%
America
3%
Other
3%

EXPORT SALES MIX, 2005

DISTRIBUTION OF STEEL SALES, 2005

In 2005, the EBITDA for the steel segment totalled US$1,510 million, or 24% of steel segment revenues, compared to US$ 1,899 million in 2004, or 33% of steel segment revenues.

INVESTMENT

Most of Evraz's investment programme is designed to increase the efficiency of the production facilities and to reduce the unit cost of production per tonne.

In 2005 the company completed the following main projects:

- Reconstruction of blast furnace No. 6 at NTMK
- Construction of continuous slab casters at NTMK and ZapSib
- Commissioning of Blast Furnace No.2 at ZapSib
- Commissioning of the coke battery No. 1 at ZapSib

Mining division

Iron ore and coal prices grew significantly during the last years reflecting strong global demand. In 2005, mining production increased globally and within Russia. Last year Evraz sold 16.5 million tonnes of iron ore products, of which 14.7 million tonnes consisted of inter-group sales.

IRON ORE ASSETS

Iron ore production consists of three mining and processing facilities located close to our primary steel plants:

Kachkanarsky Ore Mining and Processing Enterprise "Vanady"(KGOK) extracts iron ore from the Gusevogorsk deposit and processes iron ore. KGOK is located approximately 150 kilometres away from NTMK, also in the Sverdlovsk region. KGOK currently mines iron ore from three open pit mines, which it processes in on-site crushing, enrichment, sintering and pelletising facilities. In 2005, KGOK produced 5.2 million tonnes of pellets and 2.9 million tonnes of sinter.

Vysokogorsky Mining and Processing Integrated Works (VGOK) operates underground ore mines as well as processing facilities, and is located near Nizhny Tagil, approximately 10 kilometres from NTMK and 180 kilometres north of Ekaterinburg. VGOK mines the Vysokogorsk, Lebyazhinsk, Estuninsk and


2001
2002
2003
2004
2005
1,340
2001
2002
2003
2004
2005
95
Metalloinvest
Evraz
NLMK
Severstal
EuroHim
Others
Mechel
34
19
14
13
6
5
4

WORLD IRON ORE PRODUCTION *(million tonnes)*
Source: US Geologic Survey

IRON ORE PRODUCTION IN RUSSIA *(million tonnes)*
Source: Rudprom, US Geologic Survey

IRON ORE PRODUCTION IN RUSSIA, 2005, *(million tonnes)*
Source: Rudprom

Mednorudyansk iron ore deposits. In 2005, VGOK produced 2.6 million tonnes of sinter.

Evrazruda comprises a number of ore mining and ore enrichment enterprises in the Kemerovo Region (Tashtagol, Kaz, and Sheregesh Ore Mines; Gurev Mine, Abagur Sinter and Enrichment Plant, Mundybash Enrichment Plant), the Republic of Khakassia (Abakanskoye Ore Mine, Teya Mine), and the south of Krasnoyarsk Territory (Irba Ore Mine). In 2005, Evrazruda produced 2.5 million tonnes of concentrate and 3.3 million tonnes of sinter.

COAL ASSETS

Evraz coal assets comprise four coking and steam coal mines located in the West Siberia:

Neryungriugol has a development license for the Denisovskoye field in the Republic of Sakha (Yakutia). Evraz expects to start production of coking coal from Neryungriugol in 2007, and further anticipates the field to reach its full production capacity of three million tonnes of raw coking coal by 2009, resulting in approximately 2.7 million tonnes of coking coal output.

Mine 12 is located in the Kemerovo region and produces coking and steam coal. Mine 12 produced approximately 538 thousand tonnes of coking coal and 50 thousand tonnes of steam coal in 2005. Evraz acquired 100% of Mine 12 in March 2005.

Yuzhkuzbassugol located in the Kuzbass Region is one of the largest coal mining companies in Russia. In 2005, total production was 13 million tonnes of coking coal and 4 million tonnes of steam coal. Evraz acquired a 50% stake in Yuzhkuzbassugol in December 2005.

Raspadskaya is an underground mine located in the Kemerovo region and one of the largest coking coal mines in the Russian Federation. In 2005, total production at the Raspadskaya field was 6.4 million tonnes of coking coal. Evraz has a 48% interest in Joint-Stock Company Raspadskaya.

REVENUES

Mining segment revenues grew by 62% to US$989 million in 2005, compared to US$611 million in 2004. 85% of mining segment sales are generated by intergroup sales, providing for material vertical integration benefits. Self-sufficiency in iron ore increased to 76%; third party sales effectively increasing the Group's operational requirement coverage in iron ore to 86%. A major contributor to this growth was the acquisition of KGOK in May 2004. Revenues attributable to KGOK in 2005 amounted to US$508 million compared with US$209 million in 2004.




Concentrate
Pellets
Sinter
2,709
3,316
7,894
8,778
External sales
Intergroup sales
15%
85%

MINING SEGMENT PRODUCTION *(thousand tonnes)*
2004
2005

MINING SEGMENT SALES, 2005

PROFIT FROM OPERATIONS

Mining segment profits from operations increased by 182% to US$259 million in 2005, accounting for 26% of mining segment revenues. This compares with US$92 million, 15% of mining segment revenues in 2004. The increase is largely attributable to the acquisition of KGOK as well as higher iron ore prices and improved overall efficiencies.

Mining segment gross profits increased by 110% to US$358 million in 2005, with the gross profit margin rising to 36% in 2005, up from 28% in 2004.

EBITDA in the mining segment rose by 180% to US$313 million in 2005, or 32% of mining segment revenues, compared with US$112 million in 2004.



CORPORATE SOCIAL RESPONSIBILITY

We strive to supply the nation's growing demand for products that are essential to society in a manner that minimises wasteful, harmful or damaging impacts. We live in the communities where we operate and play an active role in social community programmes.

Employees □

We consider our employees to be fundamental to our success, and therefore Evraz goes well beyond normal working practices to ensure that the company has a loyal and dedicated workforce. We aim to attract and retain experienced and knowledgeable professionals who share common goals and who are keen to make the best of their abilities and thrive in the company. In return, we help our employees realise their potential, improve their qualifications and advance their careers. Our social policy aims to ensure sustainable development in the regions where we are situated, and includes a number of cost effective programmes.

Health & safety □

We acknowledge and accept our responsibility for the health and safety of employees, and view these as being integral to the current and future success of the Group. Each of our operations has a team of health, safety, environmental community and social (HSEC&S) specialists working with the management team to oversee risk, key performance indicators and improvements. At present, each business unit has its own HSEC&S policies and management systems, although we are in the process of moving to a single Group-wide policy.

We are aware of the health and safety (H&S) risks associated with the mining and metallurgical sectors and we are focused on making the workplace as safe as possible for our employees. We actively monitor risks, procedures and incidents, to ensure we rectify any potential problem, incident or deficit immediately. In addition, our H&S managers ensure that information is shared around all our operations, as well as with the trade union and industry representatives.

Every plant has developed a health programme for employees, including additional health services provided by both local and the Group's medical centres. These centres deal with diagnostic and preventative measures for occupational illnesses, rehabilitation in specialised medical clinics and periodic medical inspections. Every business unit runs its own medical practice. Group employees can also participate in our subsidised health insurance scheme.

Environment □

We consistently aim to reduce the impact our activities have on the environment. In order to use our resources more efficiently we are currently in the process of drawing up corporate policies which will facilitate these efforts.

In accordance with the six year environmental protection programme which was started within the Russian operations in 2004, we introduce new technologies and upgrade equipment in order to reduce environmental pollution, air emissions and water contaminations, to save energy, to treat gas and liquid waste rationally, and to safely process by-prod-


1998
2003
2004
2005
30.15
25.43
23.86
22.65
2003
2004
2005
2010

AIR EMISSIONS PER TONNE
(kg)

TOTAL AIR EMISSONS
(thousand tonnes)

ucts. Within the six years Evraz is intending to spend approximately US$134 million on replacing outdated machinery and equipment. As a result we will be in a position to reduce emissions by 35% in the city of Novokuznetsk and 30% in Nizhny Tagil. In the near future, we are planning to extend these initiatives throughout the Group.

The development programme of our production facilities pays special attention to environmental issues, and includes a commitment to implement environmental policies in full accordance with ISO 14001. During 2005 NTMK and ZapSib received certificates proving conformity with ISO 14001:2004, furthermore, an independent evaluation by an international environmental consultant did not identify any significant environmental concerns at our steel plants. Nevertheless, we continue to modernise equipment and make upgrades to reduce emissions. As part of this modernisation programme for the past several years we have withdrawn a large amount of obsolete equipment which failed to meet our environmental standards.

Social

Working with the communities in which we operate is critical to our success and an important element of our overall responsibility. We have a policy of recruiting local people wherever possible and therefore generate employment opportunities in these communities, both in our operations and indirectly through local supporting activities. We regularly meet with local authorities to discuss issues of mutual interest and we like to take an active role in supporting local needs and initiatives.

We are actively involved in a number of charitable projects at both a regional and a national level. We provide ongoing support for several medical institutions, including a number of hospitals and clinics in Kuzbass. Additionally, we support several orphanages, including ten in the Kemerovo region and the Urals. We fund equipment for teaching computer literacy and pay for repairs and maintenance at local schools and colleges. As part of our commitment to social responsibility, we also finance the publication of cultural literature, sponsor Russian cinema projects and support scientific research. In sport we have sponsored two regular judo tournaments for many years, as well as the Novokuznetsk ice-hockey club, Metallurg, and the football team, Metallurg-Kuzbass. Long-term support for the women's volleyball club Uralochka-NTMK helped it to victory in the European championships. We also materially support sport in the wider community through sporting bodies with our plants holding regular competitions for both amateurs and professionals.



CORPORATE GOVERNANCE

Board of Directors and senior management

The Board currently has seven members, three of whom are deemed to be independent as per the criteria adopted by the Board on 25 April 2005.



Alexander V. Frolov
Chairman of the Board of Directors
(from 1 May 2006)
Born in 1964

Mr Frolov joined EvrazMetal, the predecessor of Evraz, in 1994 and subsequently held various positions at EvrazMetal and Evraz. Mr Frolov served as Evraz's Chief Financial Officer from 2002 through 2004, and then as Managing Director Corporate. Prior to joining Evraz, Mr Frolov worked as a research fellow at the Kurchatov Institute of Atomic Energy. Mr Frolov graduated from the Moscow Institute of Physics and Technology with a first-class honours degree in 1987, and received a Ph.D. in Physics and Mathematics in 1991 from the Moscow Institute of Physics and Technology.







Valery I. Khoroshkovsky
Chief Executive Officer
(from 1 January 2006)
Born in 1969

Mr Khoroshkovsky joined Evraz in 2004 and became Managing Director of Operations. Prior to joining Evraz, Mr Khoroshkovsky served as Minister of Economics in the Ukraine from 2002 until January 2004. Mr Khoroshkovsky served in a number of other positions in the Ukrainian government from 1997 until 2002, and from 2000 was Chairman of the Supervisory Board of the Ukrainian Bank for Social Development. Mr Khoroshkovsky graduated from Shevchenko Kiev State University with a degree in law, and received a Ph.D. in Economic Science in 2003 from the State University of Economics.

Alexander G. Abramov
Member of the Board of Directors
(Chairman of the Board of Directors and Chief Executive Officer 2005)
Born in 1959

Mr Abramov served in similar roles with Evraz and its related companies since founding EvrazMetal, the predecessor of Evraz, in 1992. Mr Abramov previously worked at the Institute of High Temperatures of the USSR Academy of Sciences. Mr Abramov graduated from the Moscow Institute of Physics and Technology with a first-class honours degree in 1982, and holds a Ph.D. in Physics and Mathematics. Mr Abramov is a Bureau member of the Council of Entrepreneurs set up by the Government of the Russian Federation.

Otari I. Arshba
Member of the Board of Directors
Born in 1955

Mr Arshba joined the Company in 1998, and until December 2003 served as Evraz's Senior Vice President for Corporate Communications. Mr Arshba worked in the state security apparatus of the Russian Federation until 1994. Mr Arshba graduated with distinction from the Felix Dzerzhinsky KGB Higher School, and holds a Ph.D. in political science from the Russian Academy of Government Service. In December 2003, Mr Arshba was elected a deputy of the Lower House of Parliament of the Russian Federation—the State Duma.



James W. Campbell
Non-Executive Director
Born in 1949

Mr Campbell is currently the Chairman of Minara Resources Ltd (formerly Anaconda Nickel) in Australia. From 1975 until 2002 he served in various positions with the Anglo American group of companies, including various positions with Amcoal, then the coal division of Anglo American, from 1984 through 2002. From 1999 through 2002 he served as Executive Director of Anglo American plc; Chairman of Anglocoal (formerly Amcoal) and AngloBase Divisions; and a non-executive director of Anglo Platinum, Anglogold and Anaconda Nickel Ltd. Mr Campbell received a B.Sc. in Mathematical Physics from Queen's University, Belfast and an M.A. in Engineering Management from Cambridge University, England. Mr Campbell is the Chairman of the Strategy Committee.



The Lord Daresbury
Non-Executive Director
Born in 1954

The Lord Daresbury has served as non-executive Chairman of The De Vere Group plc (formerly The Greenalls Group plc) since 2000 and as a senior adviser to Fleming Family & Partners, a private investment house, since 2005. From 2002 to 2004, the Lord Daresbury served as Executive Chairman of Highland Gold Mining Ltd., a Russian gold mining company. The Lord Daresbury previously served in various positions with The Greenalls Group plc, a pub, restaurant, hotel and leisure group, including serving as its Chief Executive from 1993 through to 2000. The Lord Daresbury received an M.A. in History from Magdalene College, Cambridge University, England, and also received a Sloan Fellowship from The London Business School, England. The Lord Daresbury is the Chairman of the Remuneration Committee.



Terry Robinson
Non-Executive Director
Born in 1944

Mr Robinson is the Chairman of the Board's Audit Committee.

Also Mr Robinson is Managing Director of Interactive RM Ltd, a private equity controlled investment. From 2002 to 2004 he served as non-executive Deputy Chairman of Chapada Diamonds plc, a diamond miner in Brazil; from 1998 to 2002 he served as Chief Executive and then Executive Chairman of The Albert Fisher Group plc. From 1995 to 1998 he served as Chief Executive of Halstead Services Ltd., an entity having a primary investment criteria to seek out and make Russian and CIS investments. From 1972 to 1991 he was Director and COO of Lonrho plc (now LonMin plc.), one of the leading and early mover investors into Russia. Additionally Mr Robinson was Chief Executive of Union International plc, a food production, processing and trading company, from 1992 to 1995. Mr Robinson is a Fellow of the Institute of Chartered Accountants of England and Wales.



Evraz Group S.A. internal regulations are in line with the corporate governance regime of Luxembourg.

Remuneration, Audit and Strategy Committees

Remuneration Committee □
In 2005, the Remuneration Committee consisted of the Lord Daresbury, Mr James Campbell, and Mr Alexander Frolov. Mr Antonino Craparotta was appointed as secretary. Its role is to determine and agree with the Board the policy for the remuneration of the Chairman, the executive directors and other members of senior management (including the design of short-term and long-term incentive arrangements). In addition, it oversees the operation of all of the Company's stock-based incentive schemes.

Audit Committee □
In 2005, the Audit Committee consisted of Mr Terry Robinson and the Lord Daresbury. It is authorised to carry out its functions as described or provided for in the Articles, as well as any other functions as may, from time to time, be delegated to it by the Board of Directors relating to such matters as the oversight of audit functions, financial reporting and internal control principles, and the appointment, compensation, retention and oversight of the Company's independent auditors.

Strategy Committee □
The Strategy Committee consisted of Mr James Campbell (as its Chairman), Mr Alexander Frolov, and Mr Valery Khoroshkovsky, as well as Mr Pavel Tatyanin, CFO, Mr Andrei Teterkin, Vice President Business Development, and Mr Antonino Craparotta, Secretary to the Board of Directors. The Strategy Committee determines the Group's strategy, supervises the existing asset base as well as the future investment in growth assets. The Committee is also responsible for technology selection and technical development of management and training.

Dividends □
The Board of Directors will recommend that the annual general meeting of shareholders held on June 20th, 2006, approves a final dividend of US$1.35 per common share, or US$0.45 per GDR, for the year ended 31 December 2005, payable to shareholders on the share register as of the record date of 20 June 2006. When added to the interim dividend this will make a total dividend for the year of US$3.0 per common share, or US$1.0 per GDR.

Senior Management



Leonid Berlin
Vice President,
Non-Core Operations



Vladimir Bruev
Vice President,
Mining



Natalia Cheltsova
Vice President,
Legal



Igor Gaponov
Vice President,
Information Technologies



Valery Khoroshkovsky
Chief Executive Officer



Irina Kibina
Vice President,
Corporate Affairs
and Investor Relations



Sergey Litvin
Senior Vice President,
Product and Resource Management



Giuseppe Mannina
Vice President,
Sales and Logistics



Andrey Mokrinsky
Vice President,
Metallurgy



Alexander Sorokin
Vice President,
Foreign Assets



Pavel Tatyanin
Senior Vice President,
Chief Financial Officer



Andrey Teterkin
Vice President,
Business Development
and StrategicPlanning





SHARE CAPITAL

As of 31 December 2005, the total number of Evraz Group shares in issue was 116,904,326. This represented 350,712,978 Global Depositary Receipts (GDR's), given that 3 GDRs represent 1 share. The GDRs are listed on the London Stock Exchange under the symbol EVR.

Shareholder as of 31 December 2005	% of shares
Crosland Global Ltd.	89.61%
General Refractories Ltd.	1.48%
Other	0.61%
Free Float	8.30%
TOTAL	100%

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The information set out below represents selected extracts, without material adjustment, from Evraz's consolidated financial statements and other operating data in respect of the financial years ended 31 December 2005, 31 December 2004 and 31 December 2003. This information should be read in conjunction with the audited consolidated financial statements in respect of the aforementioned financial periods, prepared in accordance with IFRS, included elsewhere in this Report and in conjunction with the statement that follows entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Evraz's operating results for the periods presented were significantly affected by the Company's acquisition programme. The operating results of businesses acquired are, in the majority of instances, included in Evraz's consolidated financial statements for the periods post their respective dates of acquisition. However, certain acquisitions, including Evrazruda, which was acquired in March 2005, have been the subject of a reorganisation under common control and have therefore been accounted for using the uniting of interest (pooling of interests) method. As a result, these acquisitions (including Evrazruda) have been consolidated with effect from 31 December 2001, comparable to such acquisitions having occurred at such date. Accordingly, in order to reflect the consolidation of these entities retrospectively, the presentation of Evraz's historical consolidated financial position and results of operations for the aforementioned periods differ from previously published information.

Year ended 31 December	2005	2004	2003
	(thousands of US$, except per share data and as noted)		
CONSOLIDATED INCOME STATEMENT DATA			
Revenues	6,508,083	5,933,121	2,167,989
Cost of revenues	(4,159,904)	(3,514,048)	(1,635,496)
Amortisation of negative goodwill	-	28,012	26,271
Gross profit	2,348,179	2,447,085	558,764
Selling and distribution expenses	(181,064)	(192,535)	(28,524)
General and administration expenses	(476,941)	(346,689)	(164,585)
Other operating expenses, net	(105,682)	(71,278)	(30,007)
Profit from operations	1,584,492	1,836,583	335,648
Non operating income and expense, net	(65,404)	(114,406)	(7,831)
Profit before tax	1,519,088	1,722,177	327,817
Income tax expense	(476,467)	(377,289)	(74,873)
Net profit	1,042,621	1,344,888	252,944
Net profit attributable to equity holders of the parent entity	905,162	1,179,625	204,982
Net profit attributable to minority interests	137,459	165,263	47,962
Earnings per share	8.03	11.00	1.91
Weighted average number of shares outstanding	112,731,997	107,204,326	107,204,326
Steel segment income statement data			
Revenues[1]	6,221,067	5,809,041	2,060,089
Cost of revenues[1]	(4,312,649)	(3,585,595)	(1,560,153)
Amortisation of negative goodwill	-	18,305	18,590
Gross profit	1,908,418	2,241,751	518,526
Selling and distribution expenses	(201,989)	(182,360)	(21,506)
General and administration expenses	(319,214)	(260,196)	(132,371)
Other operating (expenses) income, net	(76,379)	(56,913)	(29,388)
Profit from operations	1,310,836	1,742,283	335,261
Mining segment income statement data			
Revenues[1]	989,087	610,774	232,009
Cost of revenues[1]	(630,877)	(448,187)	(218,790)
Amortisation of negative goodwill	-	8,166	6,405
Gross profit	358,210	170,753	19,624
Selling and distribution expenses	(7,458)	(13,217)	(5,391)
General and administration expenses	(78,647)	(48,693)	(9,639)
Other operating expenses, net	(13,046)	(17,078)	2,309
Profit from operations	259,059	91,767	6,903
Other operations income statement data			
Revenues[1]	644,522	344,838	97,429
Cost of revenues[1]	(462,243)	(279,998)	(66,956)
Amortisation of negative goodwill	-	1,541	1,276
Gross profit	182,279	66,381	31,749
Selling and distribution expenses	(42,668)	(4,382)	(1,874)
General and administration expenses	(97,543)	(52,591)	(29,880)
Other operating expenses, net	(8,250)	(3,040)	(1,917)
Profit (loss) from operations	33,818	6,368	(1,922)

Year ended 31 December	2005	2004	2003
	(thousands of US$, except per share data and as noted)		
CONSOLIDATED BALANCE SHEET DATA (at period end)			
Total assets	6,650,915	4,253,261	2,231,837
Equity	2,694,859	1,609,044	366,589
Minority interests	190,018	357,579	192,540
Long term debt, net of current portion	1,514,864	788,093	446,567
CONSOLIDATED CASH FLOWS DATA			
Net cash flows from operating activities	1,496,136	946,462	42,558
Net cash flows used in investing activities	(1,764,166)	(816,702)	(358,893)
Net cash flows (used in) from financing activities	617,601	(36,288)	462,395
OTHER MEASURES			
Consolidated Adjusted EBITDA[2]	1,859,821	2,017,250	476,186
Steel segment Adjusted EBITDA[2]	1,510,342	1,899,333	471,936
Mining segment Adjusted EBITDA[2]	313,253	111,699	8,637
Other operations Adjusted EBITDA[2]	47,365	10,053	207
Net Debt[3]	1,709,535	1,073,094	514,383

(1) Segment revenues and cost of goods sold include inter-segment sales and purchases.
(2) Adjusted EBITDA represents profit from operations plus depreciation and amortisation, impairment of assets and loss (gain) on dispositions of property plant and equipment. Adjusted EBITDA is not a measure of financial performance under IFRS and it should not be considered as an alternative to net profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Evraz's calculation of Adjusted EBITDA may be different from the calculation used by other companies and therefore comparability may be limited.
(3) Net Debt represents long-term loans, net of current portion, plus short-term loans and current portion of long term loans less cash and cash equivalents (excluding restricted deposits). Net Debt is not a balance sheet measure under IFRS and it should not be considered as an alternative to other measures of financial position. Evraz's calculation of Net Debt may be different from the calculation used by other companies and therefore comparability may be limited.

Reconciliation of Adjusted EBITDA to profit from operations is as follows:

Year ended 31 December	2005	2004	2003
	(thousands of US$, except per share data and as noted)		
Consolidated Adjusted EBITDA reconciliation			
Profit from operations	1,584,492	1,836,583	335,648
Add:			
Amortisation of negative goodwill		(28,012)	(26,271)
Depreciation	242,908	196,302	145,872
Impairment of assets	8,412	1,366	5,499
Loss (gain) on disposal of property, plant & equipment	24,009	11,011	15,438
Consolidated Adjusted EBITDA	1,859,821	2,017,250	476,186
Steel segment Adjusted EBITDA reconciliation			
Profit from operations	1,310,836	1,742,283	335,261
Add:			
Amortisation of negative goodwill		(18,305)	(18,590)
Depreciation	181,142	159,541	134,514
Impairment of assets	330	5,431	5,068
Loss (gain) on disposal of property, plant & equipment	18,034	10,383	15,683
Steel segment Adjusted EBITDA	1,510,342	1,899,333	471,936
Mining segment Adjusted EBITDA reconciliation			
Profit from operations	259,059	91,767	6,903
Add:			
Amortisation of negative goodwill		(8,166)	(6,405)
Depreciation	50,176	30,059	8,379
Impairment of assets		(5,356)	—
Loss (gain) on disposal of property, plant & equipment	4,018	3,395	(240)
Mining segment Adjusted EBITDA	313,253	111,699	8,637
Other operations Adjusted EBITDA reconciliation			
Profit from operations	33,818	6,368	(1,922)
Add:			
Amortisation of negative goodwill		(1,541)	(1,276)
Depreciation	11,590	6,702	2,979
Impairment of assets		1,291	431
Loss (gain) on disposal of property, plant & equipment	1,957	(2,767)	(5)
Other operations Adjusted EBITDA	47,365	10,053	207

Net Debt has been calculated as follows:

Year ended 31 December	2005	2004	2003
	(thousands of US$, except per share data and as noted)		
Net Debt Calculation			
Add:			
Long-term loans, net of current portion	1,514,864	788,093	446,567
Short-term loans and current portion of long-term loans	835,449	577,948	263,497
Less:			
Cash and cash equivalents	640,778	292,947	195,681
Net Debt	1,709,535	1,073,094	514,383

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of Evraz's financial position and operational results should be read in conjunction with the *audited consolidated financial statements in respect of the financial years ended 31 December 2005, 31 December* 2004 and 31 December 2003, the notes thereto and other information included elsewhere in this Report. This section contains forward looking statements that involve risks and uncertainties. Evraz's actual results may differ materially from those discussed in such forward looking statements due to various factors.

Overview

Evraz is one of the largest vertically integrated steel and mining businesses with operations based in the Russian Federation. Evraz produced 13.9 million tonnes and 13.7 million tonnes of crude steel in 2005 and 2004 respectively, ranking the Company, in 2005, as the largest producer of steel and steel products in Russia, the largest producer of long products in Russia and among the 15 largest steel producers in the world. Evraz also produces significant quantities of iron ore and is currently expanding into the coal sector. Most of Evraz's iron ore production is used in its steel making operations.

The Company listed global depositary receipts ("GDRs"), representing approximately 8.3% of its issued share capital, on the Official List of the London Stock Exchange (the "LSE") on 2 June 2005, thereby raising US$422 million from new investors. Each GDR represents an interest in one-third of one share. In January 2006, Crosland Global Ltd, a major shareholder in Evraz, placed further GDRs, equivalent to approximately 6% of Evraz's issued share capital, on the LSE. The total number of GDRs listed on the LSE therefore represented approximately 14.3% of the Company's issued share capital at the end of January 2006.

Evraz's principal assets comprise four steel plants: NTMK, ZapSib, NKMK and Vitkovice Steel (acquired in November 2005); a steel rolling mill: Palini e Bertoli (acquired in August 2005); three iron ore mining and processing facilities: KGOK, VGOK and Evrazruda (acquired in March 2005); coal mining assets: Mine 12 (acquired in March 2005) and Neryungriugol, a greenfield coking coal mine; together with various trading and logistical assets. Evraz also owns equity interests in two coking coal producers: Raspadskaya and Yuzhkuzbassugol (acquired in December 2005). Evraz's consolidated revenues amounted to US$6,508.1 million for the year ended 31 December 2005, while the net profit attributable to equity holders of the parent entity totalled US$905.2 million.

Reorganisation and Formation of the Company

Evraz Group S.A. was incorporated, under the laws of the Grand Duchy of Luxembourg, on 31 December 2004 as the holding company for Evraz's assets. On 5 April 2005, during the course of a subsequent reorganisation, 95.83% of the shares of Mastercroft (a limited liability company registered under the laws of Cyprus) which acted as Evraz's holding company prior to the establishment of the Company, were transferred to the Company in exchange for newly issued shares in the Company. This exchange of shares was accounted for in the Annual Financial Statements as of 31 December 2004. The Company acquired the remaining 4.17% interest in Mastercroft on 1 June 2005 for a cash consideration of US$124.0 million. Accordingly, Evraz Group S.A.'s effective ownership interest in its businesses as of 31 December 2004 was less than Mastercroft's historic interest but increased to the historic level following the completion of this acquisition. Mastercroft was therefore a wholly owned subsidiary of the Company as of 31 December 2005.

The Company's interests in the majority of its subsidiaries are held indirectly through its ownership of Mastercroft, an exception being Vitkovice Steel, in which another of the Company's wholly owned subsidiaries acquired Mastercroft's former interest in January 2006. Mastercroft's interests in its subsidiaries are held both directly and indirectly. Mastercroft was established on 31 December 2002 as a holding company to consolidate certain steel production, mining and trading entities which were controlled by Crosland Limited, a company under common control with Evraz. In 2003, Crosland's interests in the aforementioned entities were transferred to Mastercroft.

As referred to earlier under the heading 'Selected Consolidated Financial Information,' purchases of subsidiaries from parties under common control are accounted for by utilising the uniting of interest method which is equivalent to a pooling of interests. The Company's consolidated financial statements, therefore, have been prepared on the basis that the Company existed during all the periods presented in such statements and owned interests in companies which, in fact, were owned by either Mastercroft or the entities from which Mastercroft subsequently acquired such interests.

As noted below under "—Summary of Acquisitions—Acquisitions in 2005", Evraz acquired Evrazruda in March 2005 from entities under common control with Evraz. This reorganisation has also been accounted for using the uniting of interest method in respect of the year to 31 December 2005 and will be thereafter. As a result, the acquisition is consolidated with effect from 31 December 2001, comparable to the transaction having occurred at such date, while acquisitions by Evrazruda subsequent to 31 December 2001 are accounted for by Evraz in the same historic manner adopted by Evrazruda post the acquisitions (i.e., generally on the basis of the purchase method).

During the year ended 31 December 2005, Evraz completed the initial accounting for the purchase of its ownership interest in Neryungriugol, a coking coal mine being developed by Evraz and Corber, the joint venture entity through which Evraz holds its interest in Raspadskaya. Initial accounting in respect of Neryungriugol utilised provisional values (as permitted under IFRS in respect of newly acquired assets for the first twelve months post acquisition). During 2005, Evraz made certain adjustments to the provisional values of identifiable assets, liabilities and contingent liabilities in the preparation of the Annual Financial Statements. These changes did not have a significant impact on the carrying value of Evraz's investment balance as of 31 December 2005 or of its share of profits of the Evraz/Corber joint venture for the year then ended.

Business Structure

Segments

Evraz's business is divided into two principal segments:

- the steel production segment, comprising the production and sale of semi-finished and finished steel products; vanadium slag; coke and coking products; and refractory products; and

- the mining segment, comprising the production, enrichment and sale of iron ore and the development of coking coal fields at Neryungriugol and, following the acquisition of Mine 12, the production of coal.

The mining segment does not meet the criteria of a reportable segment under IFRS, due to the fact that the majority of its revenues are earned in inter-segment transactions. However, Evraz's management has designated the mining segment as a reportable segment based on the Company's plans for the further development of Evraz's mining business.

Other operations include management, logistics (including the Nakhodka Sea Port) and supporting activities.

Inter-Segment Sales

Evraz is a vertically integrated steel and mining group. In 2005, Evraz's mining segment supplied approximately 76% of the steel segment's total iron ore requirements (2004: 60% or 72% if supplies by KGOK prior to the latter's acquisition in May 2004 are included). The steel segment supplies grinding balls and mining uprights to the mining segment for use in day-to-day operations. Evraz considers that inter-segmental product sales are generally based on prices equivalent to those that could be commanded from unrelated third parties. These inter-company transactions are eliminated for the purposes of Evraz's consolidated financial statements.

Summary of Acquisitions

Evraz has sought to develop an integrated steel and mining business through the purchase of undervalued assets that it believes offer significant upside potential, particularly in the light of the Company's implementation of improved working practices and operational methods.

The following is a summary of the terms of Evraz's principal steel and mining acquisitions. Unless otherwise stated, each acquisition was accounted for using the 'purchase method' of accounting. Accordingly, the operational results of each such acquisition are included in Evraz's consolidated income statements from the date the Company acquired control. In certain cases, where Evraz acquired its interests over a period of time, the relevant businesses were accounted for using the equity method until such interests amounted to a controlling financial interest. Evraz's investments in Raspadskaya and Yuzhkuzbassugol are currently accounted for under the equity method.

Acquisitions / Start-Ups Prior 2004

NIZHNY TAGIL IRON AND STEEL PLANT. NTMK is an integrated steel mill that primarily produces railway and construction long products, pipe blanks and semi-finished products. Between 1997 and 2001, entities under common control with Evraz acquired a 41.71% interest in NTMK for a consideration of US$59.3 million and thus held effective control of the company as of 31 December 2001. During 2002-2003, Evraz acquired an additional 32.64% interest in NTMK for a consideration of US$35.2 million and a further 6.09% interest for a consideration of US$48.0 million during 2004. Evraz acquired a further 11.9% of NTMK's equity from an unrelated minority shareholder for a consideration of US$236 million in 2005. The Company's effective interest in NTMK as of 31 December 2005 amounted to 92.38%.

WEST SIBERIAN IRON AND STEEL PLANT. ZapSib is an integrated steel mill that primarily produces construction long products and semi-finished products. In 2001, entities under common control with Evraz acquired a 36.78% interest in ZapSib for US$8.1 million and thus held effective control of the company as of 31 December 2001. During 2002, 2003 and 2004, Evraz acquired 40.61%, 15.97% and 1.23% interests in ZapSib's equity for respective considerations of US$19.1 million, US$61.3 million and US$9.3 million. Evraz purchased a further 2.08% interest in ZapSib for US$41.2 million in cash in 2005. The Company's effective interest in ZapSib as of 31 December 2005 amounted to 96.67%.

VYSOKOGORSKY MINING AND PROCESSING INTEGRATED WORKS. VGOK is an iron ore mining and processing complex that produces sinter from its iron ore resources and from iron ore purchased from other producers. From 1998 through October 2002, enterprises under common control with Evraz acquired an effective interest in VGOK of approximately 80%. During the period 31 December 2001 to 2 October 2002, VGOK was accounted for under the equity method. Evraz acquired a further 0.01% interest in VGOK for a consideration of US$0.01 million in 2005. The Company's effective interest in VGOK as of 31 December 2005 amounted to 85.00%.

NAKHODKA COMMERCIAL SEA PORT. The Nakhodka Sea Port is located in the Far East of Russia from where Evraz ships most of its export sales. By February 2003 Evraz had acquired an ownership interest of 59.95% in Nakhodka Sea Port for a consideration of US$10.2 million. Evraz has thus exercised effective control over Nakhodka Sea Port's operations since 15 February 2003. During the period 11 February 2002 to 15 February 2003, Evraz's investment in Nakhodka Sea Port was accounted for under the equity method. Evraz acquired further interests in Nakhodka Sea Port totalling 31.56% during 2003 and 2.10% during 2005 for total considerations of US$6.4 million and US$0.24 million respectively. The Company's effective interest in Nakhodka Sea Port as of 31 December 2005 amounted to 91.04%.

NOVOKUZNETSK IRON AND STEEL PLANT. NKMK is an integrated steel mill that specialises in the production of rolled long metal products for the railway sector as well as semi-finished products. NKMK, formed in May 2003, commenced steel operations in October 2003 having acquired certain property, plant and equipment from OAO Kuznetsk Iron and Steel Plant ("KMK") for a consideration of US$44.7 million subsequent to the dissolution of the latter in bankruptcy proceedings in June 2003. The Company's effective interest in NKMK as of 31 December 2005 amounted to 97.26%.

FERROTRADE LIMITED. Ferrotrade Limited ("Ferrotrade") is an export trader that sells Evraz's steel products overseas. Ferrotrade's principal markets are Taiwan, Thailand, Vietnam, the Philippines and China. Ferrotrade, the successor to an entity under common control with Evraz, commenced operations in October 2003. The Company's effective interest in Ferrotrade as of 31 December 2005 amounted to 100.00%.

Acquisitions in 2004

RASPADSKAYA. Raspadskaya, which produces coking coal, is one of the largest coal mines in Russia. On 10 March 2004, as part of a joint venture agreement, Evraz acquired a 50% interest in Corber Enterprises Limited ("Corber"), a joint venture created for the purpose of exercising joint control over the business activities of Raspadskaya, in which Corber owned 72.03% of the ordinary shares, and other subsidiaries of Corber. Evraz acquired its interest for a total consideration of US$139.7 million, including US$61.8 million in cash, the issuance of 6% interest bearing promissory notes with a nominal value of US$19.2 million due after 10 March 2006 and a transfer of 19.15% of the ordinary shares in Raspadskaya. Corber acquired a further 4.20% interest in Raspadskaya during 2004 for a consideration of US$5.5 million. During 2005, Evraz completed purchase accounting in respect of its ownership interest in Corber, as a result of which the Company made certain adjustments to the provisional values of identifiable assets, liabilities and contingent liabilities used in the preparation of its consolidated financial statements for the year ended 31 December 2004. The Company's effective interest in Raspadskaya as of 31 December 2005 amounted to 48.4%.

NERYUNGRIUGOL. Neryungriugol is a coking coal mine under development by Evraz, with production expected to start in 2007. In April 2004, Evraz acquired 100% of Neryungriugol for a consideration of RUR100,000 (US$4,000). In April 2005, Neryungriugol obtained a licence for the Denisovskoye coal field. The Company's effective interest in Neryungriugol amounted to 100.00% as of 31 December 2005. In September 2005, Evraz concluded a joint venture agreement with Mitsui & Co. ("Mitsui"), under which Mitsui will pay US$42.8 million to Evraz in exchange for a 30% ownership interest in Neryungriugol. This transaction is expected to be completed in 2006 after the fulfilment of certain conditions and the receipt of various antimonopoly approvals. Further investments in the development of Neryungriugol's Denisovskoye field will be shared by Evraz and Mitsui on a pro-rata basis in relation to their respective shareholdings.

KACHKANARSKY ORE MINING AND PROCESSING ENTERPRISE "VANADY". KGOK is an iron ore mining and processing complex that produces sinter, pellets and concentrate from high-vanadium iron ore. On 21 May 2004, Evraz acquired 83.59% of the ordinary shares of KGOK for a consideration of US$190.3 million and purchased restructured debts of KGOK with a fair value of RUR597.0 million (US$20.6 million), the nominal value being RUR1,283.0 million (US$44.3 million). Evraz acquired further interests in KGOK amounting to 14.04% and 0.08% of the ordinary shares during 2004 and 2005 for total considerations of US$31.3 million and US$0.8 million respectively. The Company's effective interest in KGOK as of 31 December 2005 amounted to 91.98%.

Acquisitions in 2005 □

EVRAZRUDA. Evrazruda is an iron ore mining and processing complex that produces iron ore concentrate and sinter. In March 2005, Evraz acquired a 99.90% interest in Evrazruda for a consideration of US$32 million from entities under common control with Evraz and a 0.10% interest from third parties for an additional US$32,000. As noted above, this has resulted in Evrazruda being consolidated with Evraz with effect from 31 December 2001 as it existed at such date, with acquisitions by Evrazruda subsequent to 31 December 2001 being accounted for by Evraz in the same manner as by Evrazruda post the transactions (i.e., generally on the basis of the purchase method). The Company's effective interest in Evrazruda as of 31 December 2005 amounted to 100.00%.

MINE 12. Mine 12, with an annual production of 500,000 to 600,000 tonnes of coking coal and steam coal, is located in the Kemerovo region in the proximity of ZapSib and NKMK. In April 2005, Evraz acquired a 100% interest in Mine 12. There is significant demand on the Russian coal market for the grade of coal mined at the Kiselevsko-Prokopyevsky field due to the fact that such coal is used in the production process of a certain class of coke coal, currently in short supply. Such demand serves to underline the importance of production at Mine 12.

PALINI E BERTOLI. Palini produces customized, high-quality steel plate products and is located in northern Italy. In August 2005, Evraz acquired a 75% plus one share interest in Clama S.r.l., which owns 100% of Palini, for a total consideration, including transaction costs, of €93.3 million (US$118.7 million as of the date of transaction) in cash. The remaining 25% less one share is held by certain former shareholders in Palini, including members of the company's senior management, and is subject to a call option, pre-emptive rights and lock-up arrangements in favour of Evraz together with a put option in favour of the current shareholders. Palini's output in 2005 totalled 350,000 tonnes of rolled products, while revenue amounted to €180 million under Italian GAAP.

VITKOVICE STEEL. Vitkovice Steel is the largest producer of steel plates in the Czech Republic. In July 2005, Evraz was selected by the government of the Czech Republic to acquire Vitkovice Steel via a privatisation sale. In November 2005, Evraz acquired 98.96% of the shares in Vitkovice Steel for a cash consideration of CZK7,428.1 million (approximately US$298.1 million as of the date of the transaction). Vitkovice Steel's output in 2005 totalled 853,000 tonnes of rolled products, while revenue amounted to approximately US$630 million under Czech Republic GAAP.

YUZHKUSBASSUGOL. YuzhKusbassUgol (YuKU), which produces coking and steam coal, is one of the largest coal mines in Russia. In December 2005, as part of a joint venture agreement, Evraz acquired a 50% ownership interest in YuKU for a total consideration of US$675 million in cash. YuKU's output in 2005 totalled 15.1 million tonnes of coal products, while revenue amounted US$833.6 million under IFRS.

RESULTS OF OPERATIONS FOR THE YEARS ENDED 31 DECEMBER 2005 AND 2004

The following table sets out the Company's consolidated income statement data for the years ended 31 December 2005 and 31 December 2004 in absolute terms and as a percentage of revenues.

Year ended 31 December	2005		2004		2005 v 2004	
	Amount	Percentage of revenues	Amount	Percentage of revenues	Change	% change
Income statement data					*(thousands of US$, except percentages)*	
Revenues[1]	6,508,083	100.0%	5,933,121	100.0%	574,962	9.7%
Cost of revenues	(4,159,904)	(63.9)%	(3,514,048)	(59.2)%	(645,856)	18.4%
Amortisation of negative goodwill	-	-	28,012	0.5%	(28,012)	-
Gross profit	2,348,179	36.1%	2,447,085	41.2%	(98,906)	(4.0)%
Selling and distribution costs	(181,064)	(2.8)%	(192,535)	(3.2)%	11,471	(6.0)%
General and administrative expenses	(476,941)	(7.3)%	(346,689)	(5.8)%	(130,252)	37.6%
Other operating income and expenses, net	(105,682)	(1.6)%	(71,278)	(1.2)%	(34,404)	48.3%
Profit from operations	1,584,492	24.3%	1,836,583	31.0%	(252,091)	(13.7)%
Non operating income and expenses, net	(65,404)	(1.0)%	(114,406)	(1.9)%	49,002	(42.8)%
Profit before tax	1,519,088	23.3%	1,722,177	29.0%	(203,089)	(11.8)%
Income tax expense	(476,467)	(7.3)%	(377,289)	(6.4)%	(99,178)	26.3%
Net profit	1,042,621	16.0%	1,344,888	22.7%	(302,267)	(22.5)%
Net profit attributable to equity holders of the parent entity	905,162	13.9%	1,179,625	19.9%	(274,463)	(23.3)%
Net profit attributable to minority interests	137,459	2.1%	165,263	2.8%	(27,804)	(16.8)%

(1) Includes service revenues of US$121.2 million and US$138.2 million for the years ended 31 December 2005 and 31 December 2004 respectively. Sales of services consist primarily of heat and electricity supply and port, transportation and accounting services.

In the years ended 31 December 2005 and 31 December 2004, approximately 6.2% and 9.1% respectively of Evraz's revenues were generated in transactions with related parties. In addition, Evraz made significant purchases from related parties.

Revenues

Evraz's consolidated revenues in 2005 amounted to US$6,508.1 million, a 9.7% increase compared to revenues of US$5,933.1 million in 2004. The steel segment accounted for the majority of the increase in revenues largely due to higher average prices for steel products in Russia and export markets together with higher sales prices for vanadium slag, coke and coking products. Total sales volumes of steel products showed no significant change in 2005 compared to 2004.

The following table shows the average price trends of Evraz's principal products in 2005 and 2004 (encompassing semi-annual breakdowns of both the Russian and non-CIS export markets) which illustrates an uneven distribution of revenues during the periods under consideration:

Year ended 31 December	2005		2004		% change	
	2nd half	1st half	2nd half	1st half	1st half 2005 vs. 1st half 2004	2nd half 2005 vs. 2nd half 2004
					(thousands of US$, except percentages)	
AVERAGE RUSSIAN AND CIS PRICES FOR EVRAZ'S PRODUCTS[1]						
Construction products						
Rebars	357	404	437	413	(2.2)%	(18.3)%
Sections	521	536	510	443	21.0%	2.0%
Wire rod and rounds	379	439	425	373	17.6%	(10.8)%
Railway products						
Rails	460	457	375	316	44.4%	22.7%
Wheels	1122	1076	940	715	50.3%	19.4%
Mining products						
Grinding balls	428	464	406	336	37.9%	5.6%
Semi finished products						
Billets	520	567	421	365	55.2%	23.4%
Slabs	290	347	308	233	48.6%	(5.8)%
Pig Iron	200	296	261	246	20.2%	(23.7)%
Pipe blanks	378	445	406	318	40.1%	(6.9)%
Other steel products						
Plates	469	555	484	422	31.6%	(3.1)%
AVERAGE NON CIS EXPORT PRICES FOR EVRAZ'S PRODUCTS[2]						
Construction products						
Rebars	366	408	416	373	9.5%	(11.8)%
Sections	396	383	416	407	(5.7)%	(4.7)%
Wire rod and rounds	379	429	407	400	7.1%	(7.0)%
Semi finished products						
Billets	348	384	366	364	5.5%	(4.9)%
Slabs	342	490	502	410	19.4%	(31.8)%
Pig Iron	264	329	306	278	18.5%	(13.7)%
Other steel products						
Plates	410	525	485	413	27.0%	(15.4)%

(1) Prices for sales denominated in roubles are converted into US$ at the average monthly exchange rate of the rouble to the U.S. dollar as stated by the CBR. Average U.S. dollar prices are calculated as a simple average of the monthly weighted average sales prices in the relevant semi-annual period.

(2) Average price data for the year ended 31 December 2005 and 31 December 2004 relates to sales by Ferrotrade Limited.

The following table presents Evraz's consolidated revenues by segment for 2005 and 2004.

Year ended 31 December	2005	2004	2005 v 2004 Change	2005 v 2004 % change
Revenues by segment	*(thousands of US$, except percentages)*			
Steel segment				
External sales	6,133,506	5,726,069	407,437	7.1%
To mining segment	77,208	75,168	2,040	2.7%
To other operations	10,353	7,804	2,549	32.7%
Total	6,221,067	5,809,041	412,026	7.1%
Mining segment				
External sales	147,072	116,410	30,662	26.3%
To steel segment	836,353	493,581	342,772	69.4%
To other operations	5,662	784	4,878	622.2%
Total	989,087	610,775	378,312	61.9%
Other operations				
External sales	227,505	90,643	136,862	151.0%
To steel segment	311,702	235,145	76,557	32.6%
To mining segment	105,315	19,050	86,265	452.8%
Total	644,522	344,838	299,684	86.9%
Eliminations	(1,346,593)	(831,532)		
Consolidated revenues	6,508,083	5,933,121	574,962	9.7%
% from steel segment	94.2%	96.5%		
% from mining segment	2.3%	2.0%		
% from other operations	3.5%	1.5%		

The following table presents the geographic breakdown of Evraz's consolidated revenues for 2005 and 2004.

Year ended 31 December	2005	2004	2005 v 2004 Change	2005 v 2004 % change
	(thousands of US$, except percentages)			
Russia	3,889,099	3,288,123	600,976	18.3%
Taiwan	522,257	806,674	(284,417)	(35.3)%
Thailand	476,731	457,574	19,157	4.2%
Vietnam	211,465	213,000	(1,535)	(0.7)%
Iran	203,486	195,456	8,030	4.1%
Philippines	197,992	214,655	(16,663)	(7.8)%
China (inc. Hong Kong)	175,977	339,021	(163,044)	(48.1)%
Korea	166,260	213,292	(47,032)	(22.1)%
Italy	113,248	24,088	89,160	370.1%
USA	86,941	8,229	78,712	956.5%
Kazakhstan	80,384	-	80,384	-
Other countries	384,243	173,009	211,234	122.1%
Total	6,508,083	5,933,121	574,962	9.7%

Revenues from export sales were relatively flat in U.S. dollar terms, while domestic sales increased in both volume and monetary terms as discussed below.

Steel segment

Steel segment revenues increased by 7.1% to US$6,221.1 million in 2005 compared to US$5,809.0 million in 2004.

Steel segment revenues were affected by the price dynamics for steel products noted above and by the acquisitions of Palini in August 2005 and Vitkovice Steel in November 2005. Post-acquisition revenues of Palini and Vitkovice Steel amounted to US$105.1 million (1.7% of steel segment revenues) and US$80.4 million (1.3% of steel segment revenues) respectively.

The following table shows the breakdown of Evraz's steel segment sales in 2005 and 2004, noting the contribution made by Palini and Vitkovice Steel.

Year ended 31 December	2005		2004		2005 v 2004	
	USD, mln	Percentage of revenues	USD, mln	Percentage of revenues	Change	% change
				(millions of US$, except percentages)		
Construction products[1]	1,755.1	28.2%	1,606.1	27.6%	149.0	9.3%
of which Vitkovice Steel	10.5	0.2%	n/a	n/a		
Railway products[2]	884.1	14.2%	658.2	11.3%	225.9	34.3%
Mining products[3]	121.2	1.9%	113.2	1.9%	7.9	7.0%
Semi finished products[4]	2,203.2	35.4%	2,350.8	40.5%	(147.5)	(6.3)%
Other steel products[5]	527.5	8.5%	377.9	6.5%	149.6	39.6%
of which Palini	104.5	1.7%	n/a	n/a	104.5	n/a
of which Vitkovice Steel	69.9	1.1%	n/a	n/a	69.9	n/a
Other products[6]	729.9	11.7%	702.9	12.1%	27.1	3.9%

(1) Includes rebars, wire rods, wire, H-beams, channels and angles.
(2) Includes rails and wheels.
(3) Includes grinding balls and mine uprights.
(4) Includes billets, slabs, pig iron, pipe blanks and blooms.
(5) Includes rounds and plates.
(6) Includes coke and coking products, refractory products, vanadium slag and resale of coking coal.

Revenues from sales of railway, construction and other steel products increased as a proportion of steel segment sales in 2005 compared to 2004, while revenues from sales of semi-finished products declined as a proportion of steel segment sales.

The increase in the proportion of revenues attributable to railway and construction products resulted from increases in sales volume as a percentage of total steel segment sales volume as well as higher prices for such products which are mainly sold on the domestic market.

The decline in the proportion of revenues attributable to sales of semi-finished products resulted from lower sales volume as a percentage of total steel segment sales volume. This, in turn, reflected negative conditions for steel products in general on world markets in the second half of 2005 with most semi-finished products exported.

The proportion of revenues attributable to sales of steel products for the mining sector remained unchanged. The effect of lower sales volumes was offset by increased prices for these products.

The increase in the proportion of revenues attributable to sales of other steel products reflects both higher sales volumes and increased prices for these products following the acquisitions of Palini in August 2005 and Vitkovice Steel in November 2005, both of which produce mainly high value added flat products. If considered net of the effect of Palini and Vitkovice Steel, the share of revenues attributable to sales of other steel products would have declined as a proportion of steel segment sales due to decreased sales volumes.

The increased sales of other products, such as coke, refractory products, vanadium slag and the resale of coking coal, reflects growth in prices for coke, coal and vanadium slag, although the share of revenues attributable to sales of other products showed a marginal decrease as a percentage of total steel segment sales.

For the years ended 31 December 2005 and 31 December 2004, steel segment sales to the mining segment amounted to US$77.2 million and US$75.2 million respectively.

Excluding inter-segment sales, export sales amounted to approximately 39% of steel segment revenues in 2005 compared to 46% in 2004. The reduction in export revenues in respect of the steel segment in 2005 was attributable to a reduced share of exports in terms of total sales volumes, as Evraz took advantage of significantly better domestic market conditions.

Mining segment □

Mining segment revenue increased by 61.9% to US$989.1 million in 2005 compared to US$610.8 million in 2004. This increase largely reflected the acquisition of KGOK in May 2004, combined with growth in the average prices of iron ore. Revenues attributable to KGOK in 2005 amounted to US$508.1 million (51.4% of mining segment revenues) compared to US$209.4 million in 2004 (34.3% of mining segment revenues) post its acquisition in May 2004.

Substantially all of Evraz's mining segment sales consist of iron ore. Consolidated coal assets comprise Neryungriugol, which has yet to commence production, and Mine 12 (acquired in March 2005). Revenues attributable to Mine 12 in 2005 amounted to US$20.4 million. Evraz also holds 48.4% and 50% equity accounted interests respectively in the Raspadskaya and Yuzhkuzbassugol ("YuKU") (acquired on 31 December 2005) coking coal mines. Revenue attributable to Raspadskaya and YuKU is therefore not consolidated in Evraz's financial statements and the Company's share of their net profits is accounted for as "Share of profits (Losses) of associates and a joint venture" (see 'Non-operating income and expense').

For the years ended 31 December 2005 and 31 December 2004, mining segment sales to the steel segment amounted to US$836.4 million (84.6% of mining segment sales) and US$493.6 million (80.8% of mining segment sales) respectively. Approximately 76% of Evraz's iron ore requirements were met by the mining segment in 2005 compared to 60% in 2004. The increase in the proportion of iron ore sourced internally largely resulted from the acquisition of KGOK. The latter accounted for a further 12% of Evraz's total iron ore requirements in 2004 prior to its acquisition.

The majority of third party sales in the mining segment were to customers in Russia.

Other operations □

Evraz's revenues in respect of the Company's other operations segment increased by 86.9% to US$644.5 million in 2005 compared to US$344.8 million in 2004. Revenues were largely derived from the following operations:

- Nakhodka Sea Port. Sales at Nakhodka Sea Port, which provides seaport services, amounted to US$42.6 million in 2005 and US$40.1 million in 2004. Inter-segment sales accounted for 36.5% and 38.4% of such revenues in 2005 and 2004 respectively.
- Evraztrans acts as a railway forwarder for Evraz's steel segment. Sales at Evraztrans amounted to US$90.9 million in 2005 and US$75.9 million in 2004. Evraztrans derives the majority of its revenues from inter-segment sales and benefited in 2005 from the acquisition and operation of additional railway cars (Evraztrans only receives an agency commission when railway cars other than its own are utilised). Inter-segment sales accounted for 98.2% and 85.2% of Evraztrans' revenues in 2005 and 2004 respectively.
- Metallenergofinance ("MEF") supplies electricity and heat to Evraz's steel and mining segments and to third parties. MEF's sales amounted to US$286.8 million in 2005, compared to US$186.6 million in 2004.

MEF's increased revenues are attributable to higher electricity sales in 2005 due to the commencement of electricity supplies to KGOK, Evrazruda and VGOK in the second half of 2004. Inter-segment sales accounted for 85.2% and 67.2% of MEF's revenues in 2005 and 2004 respectively.

- Sinano Shipmanagement ("Sinano") acted as a shipping agent in 2004 but, in 2005, also provided sea freight services to Evraz's steel segment. Sinano's sales totalled US$57.2 million in 2005 and US$8.5 million in 2004. Sinano derives substantially all of its revenues from inter-segment sales.
- OOO EvrazHolding ("EvrazHolding") provides management, accounting and other services to NTMK, ZapSib, NKMK and other Russian subsidiaries of the Company including, as from 1 April 2005, KGOK, Evrazruda and VGOK. EvrazHolding generated management fees of US$36.5 million in 2005 and US$37.2 million in 2004 from the provision of management, accounting and other services to the Company's subsidiaries and to related parties, with 97.9% and 68.5% of these fees derived from the Company's subsidiaries in 2005 and 2004 respectively.
- Trading House EvrazResource ("TH EvrazResource") supplies coking coal to the steel segment and resells coal, coke and chemical products to the market. In 2005, TH EvrazResource's revenues attributable to the resale of coal from Raspadskaya, YuKU and other mines to third parties amounted to US$129.0 million and were allocated to the other operations segment, while revenues from supplies to the steel and mining segments and the resale of steel and mining products were respectively allocated to the steel and mining segments.
- Trading House EvrazHolding ("TH EvrazHolding") is engaged in the resale of steel products/vanadium slag and iron ore from the steel and mining segments respectively to the domestic market, while also supplying materials and equipment to both segments. In 2005, TH EvrazHolding's revenues attributable to the resale of ferroalloys, purchased from third parties and resold to third parties, partially for further processing and partially representing excess amounts in relation to bulk discount purchases, amounted to US$24.5 million. These revenues were allocated to the other operations segment. Revenues from supplies to the steel and mining segments and the resale of products from these segments were allocated to the steel and mining segments respectively. In 2004, resale operations were not material and TH EvrazHolding's revenues were fully allocated to the steel segment.

External sales in respect of the other operations segment, consisting primarily of sales of energy by MEF, the provision of port services by Nakhodka Sea Port and the revenues of TH EvrazResource and TH EvrazHolding from resale transactions, increased from US$90.6 million in 2004 to US$227.5 million in 2005. The increase is primarily attributable to the revenues of TH EvrazResource and TH EvrazHolding.

Cost of revenues and gross profit

Evraz's consolidated cost of revenues amounted to US$4,159.9 million and US$3,514.0 million in 2005 and 2004 respectively. Cost of revenues as a percentage of consolidated revenues increased from 59.2% to 63.9% in 2004 and 2005 respectively. While the average prices of raw materials increased significantly, the growth in Evraz's own iron ore production served, to a considerable extent, to shield Evraz's consolidated gross profit from the impact of such increases.

The table below sets forth cost of revenues, amortisation of negative goodwill and gross profit by segment for 2005 and 2004, including percentage of segment revenues.

Year ended 31 December	2005		2004		2005 v 2004	
	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues	Change	% change
					(thousands of US$, except percentages)	
Steel segment						
Cost of revenues	(4,312,649)	(69.3)%	(3,585,595)	(61.7)%	(727,054)	20.3%
Raw materials	(2,667,232)		(2,191,386)		(475,846)	21.7%
Transportation	(440,272)		(355,177)		(85,095)	24.0%
Staff costs	(397,840)		(325,087)		(72,753)	22.4%
Depreciation	(174,900)		(144,922)		(29,978)	20.7%
Energy	(322,915)		(272,810)		(50,105)	18.4%
Other(1)	(309,490)		(296,213)		(13,277)	4.5%
Amortisation of negative goodwill	-		18,305	0.3%	(18,305)	
Gross profit	1,908,418	30.7%	2,241,751	38.6%	(333,334)	(14.9)%
Mining segment						
Cost of revenues	(630,877)	(63.8)%	(448,187)	(73.4)%	(182,690)	40.8%
Raw materials	(175,796)		(234,364)		58,568	(25.0)%
Staff costs	(134,032)		(73,572)		(60,460)	82.2%
Depreciation	(47,404)		(27,085)		(20,320)	75.0%
Energy(2)	(150,481)		(50,267)		(100,214)	199.4%
Other(3)	(123,164)		(62,900)		(60,264)	95.8%
Amortisation of negative goodwill	-		8,166	1.3%	(8,166)	
Gross profit	358,210	36.2%	170,758	28.0%	187,457	109.8%
Other operations						
Cost of revenues	(462,243)	(71.7)%	(279,998)	(81.2)%	(182,245)	65.1%
Amortisation of negative goodwill	-		1,541	0.4%	(1,541)	
Gross profit	182,279	28.3%	66,381	19.2%	115,898	174.6%
Eliminations—cost of revenues	1,245,865		799,732			
Eliminations—gross profit	(100,728)		(31,800)			
Consolidated cost of revenues	(4,159,904)		(3,514,048)		(645,857)	18.4%
Consolidated amortisation of negative goodwill	-		28,012		(28,012)	
Consolidated gross profit	2,348,178		2,447,085		(98,907)	(4.0)%

(1) Includes repairs and maintenance and auxiliary materials such as ferroalloys and refractory products.
(2) Includes electricity, heat, natural gas and fuel used in production process, such as fuel oil.
(3) Includes auxiliary materials and repairs and maintenance.

Steel segment

Steel segment cost of revenues increased by 20.3% from US$3,585.6 million in 2004 to US$4,312.6 million in 2005. Cost of revenues amounted to 69.3% and 61.7% of steel segment revenues for 2005 and 2004 respectively.

Certain items in respect of steel segment cost of revenues, such as energy costs and staff costs, were influenced by an expansion of operations at NKMK associated with the transfer of various operations previously conducted by Relsy of KMK, an entity under common control with Evraz, to a subsidiary of NKMK. In 2004 the costs associated with these operations were included in fees paid to Relsy of KMK for processing services and, as a result, energy and staff costs were not incurred by Evraz.

Steel segment cost of revenues was influenced by the acquisition of Palini and Vitkovice Steel in 2005 (See —Summary of acquisitions—Acquisitions in 2005). The cost of revenues in respect of Palini (August—December 2005) and Vitkovice Steel (November–December 2005) amounted to U.S$82.7 million (1.9% of steel segment cost of revenues) and U.S$79.6 million (1.8% of steel segment cost of revenues) respectively.

The primary factors affecting the growth of steel segment cost of revenues were as follows:

- Raw material costs increased by 21.7%. This increase primarily reflected price increases for coking coal (+39%) and iron ore (+35%). On a consolidated basis, the impact of price advances for iron ore was mitigated, to an increased extent, by purchases of these products from Evraz's mining segment, as discussed above. The impact of price increases for coking coal was mitigated, to a limited extent, by Evraz's production at Mine 12 and the Company's equity interest in Raspadskaya.
- Transportation costs increased by 24.0%. A large part of these costs relates to railway tariffs in respect of the transportation of Evraz's steel products from the mills to the relevant ports. Such costs showed a marginal decrease due to lower export sales volumes in 2005 compared to 2004. The increase is attributable to transportation costs in relation to supplies of raw materials to the steel segment and reflects changes in the terms of supply contracts, implemented during the first half of 2005, such costs having previously been included in the price of raw materials and reflected in the raw materials costs line.
- Depreciation costs increased by 20.7%. The increase was largely due to completion of the Continuous Casting Machine No.4 investment project in Nizhny Tagil, together with the completion of other investment projects and the capitalisation of expenditures relating to replacement of property plant and equipment components, in accordance with IAS 16 (revised), at NTMK, ZapSib and NKMK with effect from 1 January 2005. Changes in estimates of useful lives of property, plant and equipment, in accordance with IAS 8, resulted in an additional depreciation expense in 2005, while the acquisitions of Palini and Vitkovice also contributed to the increase in depreciation in 2005.
- Energy costs increased by 18.4%, largely due to increases in electricity, natural gas and heat tariffs. The acquisitions of Palini and Vitkovice Steel further contributed to the increase in energy costs.
- Staff costs increased by 22.4%. Wages and salaries rose in line with inflation. The expansion of operations at NKMK, the acquisitions of Palini and Vitkovice Steel and consolidation in 2005 of ZapSib's minor subsidiaries, which were not consolidated in 2004, further contributed to staff costs growth in 2005.
- Other costs increased by 4.5%. These costs consisted primarily of contractor services and materials for maintenance and repairs.

Steel segment gross profit decreased by 14.9% to US$1,908.4 million in 2005 compared to 2004, while gross profit margin amounted to 30.7% and 38.3% of steel segment revenues in 2005 and 2004 respectively. Gross profit margin declined over the period primarily due to greater increases in the prices of raw materials than in average sales prices although, as noted above, such price increases found reflection in increased margins in the mining segment as a result of increased internal supplies of iron ore.

Mining segment

Mining segment cost of revenues increased by 40.8% to US$630.9 million, representing 63.8% of mining segment revenues, in 2005 compared to US$448.2 million, representing 73.4% of mining segment revenues, in 2004.

Mining segment cost of revenues was significantly influenced by the acquisition of KGOK in May 2004. The cost of revenues in respect of KGOK amounted to US$110.3 million (24.6% of mining segment cost of revenues) in 2004 and US$216.3 million (34.3% of mining segment cost of revenues) in 2005.

The primary factors affecting the growth of mining segment cost of revenues between the periods were:

- Raw materials costs decreased by 25.0%. Increased costs resulting from the acquisition of KGOK, which mainly processes raw iron ore from its own mines, were more than offset by reductions in volumes of iron ore purchased by Evrazruda from third parties as a result of the acquisitions by Evrazruda of Sheregeshskoe Ore Deposit and Irbinskoe Ore Deposit in the second half of 2004.
- Staff costs increased by 82.2%. Although wages and salaries increased in line with inflation, the key contributors to the rise in staff costs in 2005 were the acquisitions of KGOK and Mine 12, together with the acquisitions of the Sheregeshskoe Ore Deposit and the Irbinskoe Ore Deposit (now part of Evrazruda).
- Energy costs increased by 199.4% largely due to the acquisition of KGOK, Evrazruda's acquisitions of the Sheregeshskoe Ore Deposit and the Irbinskoe Ore Deposit, together with increases in electricity and natural gas tariffs.

- Depreciation costs increased by 75.0% in 2005, primarily due to the acquisition of KGOK and Evrazruda's acquisitions of the Sheregeshskoe Ore Deposit and the Irbinskoe Ore Deposit. Another factor that served to increase depreciation costs was the capitalisation of expenditures relating to the replacement of property plant and equipment components in accordance with IAS 16 (revised), with effect from 1 January 2005.
- Other costs increased by 95.8%, principally due to additional maintenance and repair contractor services at KGOK and Evrazruda.

Mining segment gross profit increased by 109.8% to US$358.2 million in 2005, resulting in a gross profit margin amounting to 36.2% of mining segment revenues compared to 28.0% in 2004. Gross profit margin improved significantly, largely reflecting price increases in excess of inflation for iron ore, the addition of KGOK, which engages in open site (relatively more efficient) extraction of iron ore and increased production at Evrazruda as a result of the acquisitions of the Sheregeshskoe Ore Deposit and the Irbinskoe Ore Deposit. Improvements in working practices, modernisation programmes and increased integration into Evraz's operations also contributed to enhanced margins.

Other operations

The other operations segment's cost of revenues increased by 65.1% to US$462.2 million in 2005, representing 71.7% of other operations revenues, compared to US$280.0 million, representing 81.2% of other operations revenues, in 2004. The increase in other operations cost of revenues is primarily attributable to the additional volume of electricity purchased by MEF and supplied to operations in the Sverdlovsk Region (NTMK, KGOK and VGOK) as well as the resale operations of TH EvrazHolding and TH EvrazResource as described above in relation to the revenues of other operations.

The major components of cost of revenues at Nakhodka Sea Port are staff costs and maintenance costs; the major component of Evraztrans' cost of revenues is rent of railway cars; the major component of MEF's cost of revenues is the purchase of electricity from power generating companies; while the major component of Sinano's cost of revenues ship hire fees.

EvrazHolding's cost of revenues amounted to US$1.5 million in 2005, a decline from US$6.4 million in 2004. The proportion of inter-segment sales in relation to EvrazHolding's total sales increased significantly in 2005 compared to 2004. The expenses at EvrazHolding that are classified as cost of revenues relate to services provided to third parties, while expenses that are associated with intra-group sales are included in general and administrative expenses. As a result of the increase in the proportion of inter-segment sales in relation to EvrazHolding's total sales in 2005 compared to 2004, the cost of revenues also declined. Staff costs account for the majority of EvrazHolding's costs.

The gross profit of the other operations segment increased by 174.6% to US$182.3 million in 2005 compared to 2004. Gross profit margin amounted to 28.3% and 19.2% of other operations' revenues in 2005 and 2004 respectively.

Selling and distribution costs

Selling and distribution costs decreased by 6.0% to US$181.0 million, amounting to 2.8% of consolidated revenues, in 2005 compared to U.S$192.5 million, amounting to 3.2% of consolidated revenues, in 2004. Selling and distribution costs consist largely of transportation expenses related to Evraz's selling activities.

The following table presents selling and distribution costs by segment for 2005 and 2004, including percentage of segment revenues.

Year ended 31 December	2005		2004		2005 v 2004	
	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues	Change	% change
Selling and distribution costs by segment						(thousands of US$, except percentages)
Steel segment	**(201,989)**	**(3.2)%**	**(182,360)**	**(3.1)%**	**(19,629)**	**10.8%**
Transportation costs	(97,328)		(104,621)		7,293	(7.0)%
Staff costs	(22,308)		(17,922)		(4,386)	24.5%
Bad debt provision	(5,267)		(12,556)		7,289	(58.1)%
Other(1)	(77,086)		(47,261)		(29,825)	63.1%
Mining segment	**(7,458)**	**(0.8)%**	**(13,217)**	**(2.2)%**	**5,759**	**(43.6)%**
Transportation costs	(68)		(3,663)		3,595	(98.1)%
Staff costs	(559)		(111)		(448)	404.3%
Bad debt provision	(5,753)		(6,280)		527	(8.4)%
Other	(1,077)		(3,163)		2,085	(65.9)%
Other operations	**(42,668)**	**(6.6)%**	**(4,382)**	**(1.3)%**	**(38,286)**	**873.7%**
Eliminations	71,051		7,424		•	
Total	(181,064)		(192,535)		11,472	(6.0)%

(1) Includes auxiliary materials such as packaging, port services and customs duties.

Steel segment

Selling and distribution costs amounted to 3.2% and 3.1% of steel segment revenues in 2005 and 2004 respectively. The primary factors affecting the steel segment selling and distribution costs were:

- Transportation costs decreased by 7.0%. The decrease related to a reduction in freight expenses due to the decline in the volume of export sales in 2005.
- Staff costs increased by 24.5%. The increase is primarily attributable to the development of the distribution network in the Russian market and also reflects increases in wages and salaries in line with inflation.
- The bad debt provision expense in respect of both periods related principally to obligations in respect of Tagil Energo, which purchases heat from NTMK.

Mining segment

Selling and distribution costs amounted to 0.8% and 2.2% of mining segment revenues in 2005 and 2004 respectively.

Other operations

Selling and distribution costs amounted to 6.6% and 1.3% of other operations' revenues in 2005 and 2004 respectively. The increase in selling and distribution costs was largely attributable to the expansion of Sinano's business activities during 2005. Sinano's selling and distribution costs consist primarily of freight expenses, ship management services and ship hire fees.

General and administrative expenses

General and administrative expenses increased by 37.6% to US$476.9 million in 2005 compared to US$346.7 million in 2004. As a percentage of consolidated revenues, general and administrative expenses *amounted to 7.3% and 5.8% in 2005 and 2004 respectively.*

The following table presents general and administrative expenses by segment for 2005 and 2004, including percentage of segment revenues.

Year ended 31 December	2005		2004		2005 v 2004	
	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues	Change	% change
General and administrative expenses by segment				(thousands of US$, except percentages)		
Steel segment	**(319,214)**	**(5.1)%**	**(260,196)**	**(4.5)%**	**(59,018)**	**22.7%**
Staff costs	(101,938)		(90,913)		(11,025)	12.1%
Taxes, other than on income	(73,958)		(38,938)		(35,020)	89.9%
Management fees	(21,377)		(18,467)		(2,910)	15.8%
Other[1]	(121,941)		(111,877)		(10,063)	9.0%
Mining segment	**(78,647)**	**(8.0)%**	**(48,693)**	**(8.0)%**	**(29,954)**	**61.5%**
Staff costs	(28,239)		(19,525)		(8,714)	44.6%
Taxes, other than on income	(10,261)		(5,869)		(4,392)	74.8%
Management fees	(9,449)		-		(9,449)	
Other[2]	(30,698)		(23,298)		(7,400)	31.8%
Other operations	**(97,543)**	**(15.1)%**	**(52,591)**	**(15.3)%**	**(44,953)**	**85.5%**
Unallocated[3]	(10,757)		(9,587)			
Eliminations	29,220		24,377			
Total	(476,941)		(346,689)		(130,252)	37.6%

(1) Includes depreciation, insurance and bank and other service costs.
(2) Includes rent, insurance, bank and other service costs and, with effect from April 2005, management fees paid to EvrazHolding.
(3) Relates principally to accounting and consulting fees.

Steel segment

General and administrative expenses amounted to 5.1% and 4.5% of steel segment revenues in 2005 and 2004 respectively. The primary factors affecting the growth of the steel segment's general and administrative expenses were:

- Staff costs increased by 12.1%. The increase is primarily attributable to the allocation of staff costs in respect of trading operations related to the supply of materials to the steel segment on the resale basis in2005 (such supplies were conducted by agent contracts and did not generate sufficient revenues to provide a basis of cost allocation in 2004), the expansion of operations at NKMK and increases in wages and salaries in line with inflation. The acquisitions of Palini and Vitkovice Steel further contributed to the increase in staff costs.
- Taxes, other than on income, including property, land and local taxes, increased by 89.9%. The increase primarily reflects increases in land tax and local taxes following the implementation of a new chapter of the tax code in the Russian Federation, together with increases in the tax base in relation to Russian property tax due to the commissioning of new equipment at NTMK, ZapSib and NKMK.
- Management fees of EvrazHolding totalled US$32.1 million and US$18.5 million in 2005 and 2004 respectively. The increase in these fees in 2005 is attributable to increased activities at EvrazHolding and higher fee charges to offset expenses.

Palini and Vitkovice Steel accounted for US$1.5 million and US$3.9 million respectively of the general and administrative expenses of the steel segment in 2005.

Mining segment

General and administrative expenses amounted to 8.0% of mining segment revenues in both 2005 and 2004. The increase in general and administrative expenses in absolute terms resulted primarily from the acquisitions of KGOK in May 2004, Mine 12 in April 2005 and Evrazuda's acquisitions of the Sheregeshskoe Ore Deposit and the Irbinskoe Ore Deposit in the second half of 2004, largely as a result of which staff costs increased by 44.6%; taxes, other than on income, increased by 74.8% and other costs increased by 31.8%. With effect from 1 April 2005, the general and administrative expenses of the mining segment include management fees paid by KGOK, Mine 12, Evrazruda and VGOK to EvrazHolding.

Other operations

General and administrative expenses amounted to 15.1% and 15.3% of other operations segment revenues in 2005 and 2004 respectively. EvrazHolding accounted for US$77.1 million (79.1%) and US$40.9 million (77.7%) of other operations' general and administrative expenses in 2005 and 2004 respectively. Amounts classified as general and administrative costs were attributable to EvrazHolding's inter-segment sales. Such sales, as a proportion of total sales, increased in 2005 due to the increased provision of management services to the Company's subsidiaries. EvrazHolding's expenses in respect of services provided to third parties were classified as cost of revenues and almost all of the Company's costs were classified as general and administrative expenses, consistent with the proportion of intra-group sales in relation to total sales. Most of EvrazHolding's general and administrative costs relate to wages and salaries in respect of its employees, including Evraz's senior management.

Other operating income and expenses

Other operating expenses, net of other operating income, increased by US$34.4 million to US$105.7 million in 2005, representing 1.6% of consolidated revenues, compared to US$71.3 million in 2004, representing 1.2% of consolidated revenues. Other operating income and expenses consist primarily of social and social infrastructure expenses, gain (loss) on the disposal of property, plant and equipment, impairment of assets and gain (loss) in respect of foreign exchange rates. Social and social infrastructure expenses, in part a legacy of the Soviet period, include such items as maintenance of medical centres, recreational centres, employee holiday allowances, sponsorship of sports teams and events, charitable donations and cash assistance to retired and former employees and veterans.

The following table presents other operating income and expenses by segment for 2005 and 2004, including percentage of segment revenues.

Year ended 31 December	2005		2004		2005 v 2004	
	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues	Change	% change
Other operating income and expenses by segment					*(thousands of US$, except percentages)*	
Steel segment						
Social & social infrastructure maintenance expenses	(61,872)	(1.0)%	(38,289)	(0.7)%	(23,583)	61.6%
Loss on disposal of property, plant and equipment	(18,034)	(0.3)%	(10,383)	(0.2)%	(7,651)	
Impairment of assets	(330)	(0.0)%	(5,431)	(0.1)%	5,101	
Foreign exchange gain (loss)	(1,131)	(0.0)%	796	0.0%	(1,927)	
Other income, net	4,988	0.1%	(3,606)	(0.1)%	8,594	
Total	(76,379)	(1.2)%	(56,913)	(1.0)%	(19,466)	34.2%
Mining segment						
Social & social infrastructure maintenance expenses	(10,549)	(1.1)%	(7,662)	(1.3)%	(2,887)	37.7%
Gain (loss) on disposal of property, plant and equipment	(4,018)	(0.4)%	(3,395)	(0.6)%	(623)	
Impairment of assets	-	-	5,356	0.9%	(5,356)	
Foreign exchange gain (loss)	177	0.0%	(1,360)	(0.2)%	1,537	
Other income, net	1,345	0.1%	(10,016)	(1.6)%	11,361	
Total	(13,046)	(1.3)%	(17,078)	(2.8)%	4,032	(23.6)%
Other operations						
Social & social infrastructure maintenance expenses	(3,194)	(0.5)%	(1,363)	(0.4)%	(1,831)	134.3%
Gain (loss) on disposal of property, plant and equipment	(1,957)	(0.3)%	2,767	0.8%	(4,724)	
Impairment of assets	-	-	(1,291)	(0.4)%	1,291	
Foreign exchange gain (loss)	(1,238)	(0.2)%	(643)	(0.2)%	(595)	
Other income, net	(1,861)	(0.3)%	(2,510)	(0.7)%	649	
Total	(8,250)	(1.3)%	(3,040)	(0.9)%	(5,210)	171.4%
Unallocated						
Impairment of assets	(8,082)		-		(8,082)	
Foreign exchange gains (loss), net	(2,511)		2,357		(4,868)	
Other operating income (expense)	2,128		3,396		(1,268)	
Total	(8,465)		5,754		(14,214)	
Eliminations	457					
Total other operating income and expenses, net	(105,682)	(1.6)%	(71,278)	(1.2)%	(34,404)	48.3%

In the steel segment, the increase in social and social infrastructure expenses is primarily attributable to increased sponsorship expenses at NKMK, increased social infrastructure expenses at NTMK and additional social expenses associated with the steel segment's trading operations, largely related to the sponsorship of sporting events. The increase in social and social infrastructure maintenance expenses in relation to the mining segment resulted primarily from the acquisition of KGOK in May 2004, together with increased expenditure at Evrazruda. The increase in social and social infrastructure maintenance expenses in respect of other operations resulted primarily from sponsorship expenses at EvrazHolding.

Profit from operations

Profit from operations decreased by 13.7% to US$1,584.5 million in 2005, amounting to 24.3% of consolidated revenues, compared to US$1,836.6 million, amounting to 31.0% of consolidated revenues, in 2004. The decline in profit from operations as a percentage of consolidated revenues is attributable to a slight decrease in consolidated gross profit margin and increased selling and general and administrative expenses in 2005.

The following table presents profit from operations by segment for 2005 and 2004, including percentage of segment revenues.

Year ended 31 December	2005		2004		2005 v 2004	
	Amount	Percentage of segment revenues	Amount	Percentage of segment revenues	Change	% change
Profit from operations by segment				*(thousands of US$, except percentages)*		
Steel segment	1,310,836	21.1%	1,742,283	30.0%	(431,447)	(24.8)%
Mining segment	259,059	26.2%	91,767	15.0%	167,292	182.3%
Other operations	33,818	5.2%	6,369	1.8%	27,449	431.0%
Unallocated	(19,221)		(3,835)		(15,386)	
Total	1,584,492		1,836,583		(252,092)	(13.7)%

Steel segment

Steel segment profit from operations decreased by 24.8% to US$1,310.8 million in 2005 from US$1,742.3 million in 2004. Profit from operations as a percentage of steel segment revenues decreased from 30.0% in 2004 to 21.1% in 2005. The decline in profit from operations is attributable to proportionately greater increases in the prices of raw materials than in average sales prices (as noted above, these price increases are partially reflected as increased margins in the mining segment resulting from increased internal supplies of iron ore) as well as increased general and administrative expenses.

Mining segment

Mining segment profit from operations increased by 182.3% to US$259.1 million in 2005 compared to US$91.8 million in 2004. Profit from operations as a percentage of mining segment revenues increased from 15.0% in 2004 to 26.2% in 2005. The increase in gross profit margin resulted from iron ore price increases in excess of inflation and improved overall efficiency attributable to the acquisition of KGOK, which engages in open site extraction of iron ore, a methodology that is relatively more efficient than the technique employed at VGOK and Evrazruda.

Other operations

Other operations segment profit from operations increased by 431.0% to US$33.8 million in 2005 compared to US$6.4 million in 2004. Profit from operations as a percentage of other operations segment revenues increased from 1.8% in 2004 to 5.2% in 2005. The increase in profit from operations largely reflected additional profits on resale operations by TH EvrazResource allocated to other operations in 2005.

Non-operating income and expense

Non-operating income and expense includes interest income, interest expense, share of profits of associates and a joint venture, gain (loss) on extinguishment of debts, gain on financial assets and excesses of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition of such. The table below presents these items for 2005 and 2004, including percentage of consolidated revenues.

Year ended 31 December	2005		2004		2005 v 2004	
	Amount	Percentage of revenues	Amount	Percentage of revenues	Change	% change
				(thousands of US$, except percentages)		
Interest income	14,657	0.2%	9,639	0.2%	5,018	52.1%
Interest expense	(141,884)	(2.2)%	(105,460)	(1.8)%	(36,424)	34.5%
Share of profits (losses) of associates and joint ventures	44,840	0.7%	43,037	0.7%	1,803	4.2%
Gain (loss) on extinguishment of debts	7,998	0.1%	(140,321)	(2.4)%	148,319	
Gain on financial assets	(297)	0.0%	57,189	1.0%	(57,486)	
Loss on sale of minority interest	-	-	(34,885)	(0.6)%	34,885	
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	15,216	0.2%	53,963	0.9%	(38,747)	
Other non operating gain (loss)	(5,934)	(0.1)%	2,432	0.0%	(8,366)	
Total	(65,404)	(1.0)%	(114,406)	(1.9)%	49,002	(42.8)%

Interest income increased by 52.1% to US$14.7 million in 2005 compared to US$9.6 million in 2004, largely due to placing free cash on short-term deposit.

Interest expense increased by 34.5% to US$141.9 million in 2005 compared to US$105.5 million in 2004. The increase resulted from the issuance of Eurobonds in August and September 2004 and in November 2005 (see "—Liquidity and Capital Resources—Capital Resources") as well as bank borrowings related to capital expenditure.

Share of profits of associates and a joint venture primarily relates to income attributable to Evraz's interest in Raspadskaya. Evraz also benefited from higher coking coal prices in 2005.

Gain on extinguishment of debts in 2005 amounted to US$8.0 million and primarily related to forgiven restructured taxes at NTMK. Loss on extinguishment of debts in 2004 amounted to US$140.3 million.

Gain on financial assets in 2004 represents a gain revaluation of 19.145% of shares in Raspadkaya to fair value which was realised when this shareholding was transferred to Corber, the joint venture through which Evraz holds its interest in Raspadskaya.

Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition in 2005 primarily related to the acquisitions of Mine 12, Vitkovice Steel and the assets and business of OOO Nizhnesaldinsky Metallurgical Plant.

Other non-operating losses for 2005 include US$10.0 million paid to the government of Georgia as a non-refundable prepayment for the acquisition of an ownership interest in JSC Chiaturmanganum and JSC Vartsikhe GES. The Group planned to acquire a 63.08% interest in these entities but abandoned the project prior to completion.

Income tax expense

Income tax expense increased by 26.3% to US$476.5 million in 2005 from US$377.3 million in 2004. Evraz's effective tax rate, defined as income tax expense as a percentage of profit before tax, increased from 21.9% in 2004 to 31.4% in 2005. The increase in the effective tax rate reflects the effect of net losses at Evrazruda, EvrazHolding and Nerungri Ugol, as well as a decrease in deferred income tax benefits as described in the following paragraph.

Current income tax charge amounted to US$474.0 million (including adjustment in respect of income tax of previous years of US$7.4 million) in 2005 and US$444.0 million in 2004. Deferred income tax benefits related to the origination and reversal of temporary differences amounting to US$(2.5) million and US$66.7 million in 2004 and 2005 respectively.

Net profit attributable to equity holders of the parent entity

As a result of the factors set forth above, Evraz's net profit attributable to equity holders of the parent entity decreased from US$1,179.6 million in 2004 to US$905.2 million in 2005.

Net profit attributable to minority interests

Net profit attributable to minority interests amounted to US$137.5 million and US$165.3 million in 2005 and 2004 respectively. The decrease in net profit attributable to minority interests largely reflected the decrease in minority shareholders' interests. Evraz's strategy is to reduce the level of minority interests in its subsidiaries.

The following table presents the Company's effective ownership interests in its major subsidiaries as of 31 December 2005 and 31 December 2004:

Year ended 31 December	2005	2004	Business activity	Location
Subsidiary				
Mastercroft	100.00	95.83	Holding Company	Cyprus
NTMK	92.38	77.09	*Steel production*	*Russia*
ZapSib	96.67	90.65	Steel production	Russia
NKMK	97.26	89.97	Steel production	Russia
Palini	75.00	—	Steel production	Italy
Vitkovice Steel	98.96	—	Steel production	Czech Republic
KGOK	91.98	80.68	Iron ore mining and processing	Russia
Evrazruda	100.00	99.90	Iron ore mining and processing	Russia
VGOK	85.00	78.50	Iron ore mining and processing	Russia
Neryungriugol	100.00	95.83	Coal mining	Russia
Ferrotrade Limited	*100.00*	*95.83*	*Trading*	*Gibraltar*
Trade House EvrazHolding	100.00	95.83	Trading	Russia
Trade House EvrazResource	100.00	95.83	Trading	Russia
Nakhodka Sea Port	91.04	82.21	Seaport services	Russia
Evraztrans	76.00	72.83	Freight forwarding	Russia
Metallenergofinance	100.00	95.83	Utilities supply	Russia

The Company's effective ownership interest in Evrazruda for dates consolidated retrospectively is stated as the effective ownership of the entity from which it was acquired for the periods presented.

Evraz acquired a 4.17% minority interest in Mastercroft for a consideration of US$124.0 million on 1 June 2005. See "—Reorganisation and Formation of the Company". As a result of this transaction, Evraz's effective ownership interest in its other subsidiaries increased to the levels shown above as of 31 December 2005, due to the fact that such interests are all held through Mastercroft.

Liquidity and Capital Resources

Capital requirements

In addition to meeting its working capital requirements, Evraz expects that repayments of outstanding debt, capital expenditure and acquisitions will represent the Company's most significant use of funds for a period of several years. The amount and term of Evraz's obligations in respect of outstanding debt is described under "—Contractual obligations and commercial commitments".

Evraz's capital expenditure programme aims at the reconstruction and modernisation of its existing production facilities to reduce costs, improve process flows and expand the product range. Evraz also plans to make capital expenditures to increase the share of higher margin products it produces and sells.

In 2006, Evraz intends to make capital expenditures of approximately US$434.9 million, including US$347.3 million in respect of its steel segment and US$82.3 million in respect of its mining segment. Evraz's capital expenditure plans are subject to change depending, among other things, on the evolution of market conditions and the cost and availability of funds.

Capital resources

Historically, Evraz has relied on cash flow provided by operations and short-term debt to finance its working capital and capital requirements. Management expects that such sources of funding will continue to be important in the future. At the same time, Evraz intends to increasingly substitute short-term debt for longer-term debt in order to better match its capital resources to its planned expenditure. Evraz does not currently make use of off-balance sheet financing arrangements.

Evraz intends to finance its capital investment programme with a mix of cash flows from operations and financing activities. Evraz seeks long-term financing (with tenures of five to seven years) both domestically and internationally, from banks and the capital markets, as well as short-term working capital loans that may be secured by pledges over plant and equipment. Purchases of equipment from major European producers have been, and are expected to continue to be, backed by European export credit agencies such as Hermes (Germany), OeKB (Austria), KUKE (Poland), SACE (Italy), ODL (Luxembourg), EximBanka SR (Slovakia) and Finnvera (Finland).

Net cash provided by operating activities amounted to US$1,496.1 million and US$946.5 million in 2005 and 2004 respectively. The increase in net cash provided by operating activities in 2005 was primarily due to a substantial decrease in cash used in working capital. In particular, changes in inventories, trade receivables, trade payables and taxes recoverable declined significantly in comparison with 2004. Cash provided by operating activities before working capital adjustments decreased from US$1,595.9 million in 2004 to US$1,406.4 million in 2005.

Net cash used in investment activities totalled US$1,764.2 million and US$816.7 million in 2005 and 2004 respectively. Substantially all the cash used in investment activities related to purchases of property, plant and equipment, shares in subsidiaries and an interest in a joint venture.

Net cash from financing activities amounted to US$617.6 million in 2005 while net cash used in financing activities amounted to US$36.3 million in 2004.

In June 2005, Evraz listed global depositary receipts ("GDRs") on the Official List of the London Stock Exchange (the "LSE"), representing approximately 8.3% of the Company's issued share capital, thereby raising US$422 million from new investors.

In 2004 and 2005, Evraz issued U.S. dollar denominated notes, the proceeds of which were used to finance capital expenditures and repay short-term borrowings, as follows:

- In August and September 2004, EvrazSecurities S.A. issued notes in the aggregate principal amount of US$300 million. The notes bear interest of 10.875% per annum payable semi-annually and mature on 3 August 2009. Mastercroft, Ferrotrade Limited, ZapSib, NTMK and NKMK jointly and severally guaranteed all amounts in respect of the notes, other than that the liability of ZapSib and NTMK is subject in each case to a limit of US$300 million. The covenants contained in these notes are generally less restrictive than those in the notes issued in 2003 and generally permit the payment of dividends by Mastercroft provided that the latter maintains a specified minimum consolidated net equity.
- In November 2005, EvrazGroup S.A. issued notes in the aggregate principal amount of US$750 million. The notes bear interest of 8.25% per annum payable semi-annually and mature in December 2015. Mastercroft guaranteed all amounts in respect of the notes.

In 2004 and 2005 the most significant syndicated loan facilities obtained by Evraz from international banks to finance its capital requirements included:

- In December 2004, Evraz received a US$150 million syndicated loan from a group of international banks. The loan was divided into two parts: a US$50 million six-year tranche ("Tranche A") and a US$100 million five-year tranche ("Tranche B"). The borrowers have the option to request an extension of the Tranche B repayment period to match Tranche A's repayment profile. The loan is structured as three separate facilities in favour of NTMK ($60 million), ZapSib ($60 million) and NKMK ($30 million). Tranche A was drawn in December 2004 and Tranche B in January 2005. In May 2005, Evraz entered into an agreement to increase the amount of this loan by US$50 million, structured as additional borrowings of US$20 million by NTMK, US$20 million by ZapSib and US$10 million by NKMK. Of the additional borrowings, US$28.3 million has the same maturity as Tranche A and bears interest at LIBOR plus a margin of 3.25% per annum, and US$21.7 million has the same maturity as Tranche B and bears interest at LIBOR plus a margin of 2.75% per annum.

On 22 September 2005, NTMK concluded a credit facility agreement with KfW, guaranteed by Mastercroft, which provides for up to €100 million for general corporate purposes with a five-year term. The commercial facility bears interest at EURIBOR plus a margin of 1.95%. A total of €56 million has been drawn under these facilities.

On 18 November 2005, Evraz incurred additional debt to finance its acquisition of Vitkovice Steel. Mastercroft received a US$200 million loan from Commerzbank (Prague) with a term of one year that bears interest at LIBOR plus a margin of 1.75%.

Other financing facilities historically used by Evraz include loans from Russian and international banks, trade financing facilities and vendor financing for equipment deliveries. All financial decisions are made by the Company, irrespective of the fact that the ultimate borrowers are usually the operating subsidiaries.

Liquidity

Evraz has sufficient liquidity to support its current operations and meet its current debt obligations. As the table below illustrates, Evraz had estimated liquidity, defined as cash and cash equivalents and amounts available under unrestricted credit facilities, of approximately US$1,315.9 million as of 31 December 2005 and approximately US$562.6 million as of 31 December 2004. In the unlikely event that Evraz was not able to refinance any of the debt falling due in the twelve months ended 31 December 2006, this liquidity position would be sufficient to make all principal debt repayments for this year.

Year ended 31 December	2005	2004
Estimated Liquidity	*(millions of US$)*	
Cash and cash equivalents[1]	**640.8**	**292.9**
Amount available under credit facilities[2]	**675.1**	**269.7**
Total estimated liquidity	**1,315.9**	**562.6**

(1) Since 31 December 2005, Evraz has used or agreed to use cash in several ways other than in the ordinary course of its business. In 2005 Evraz agreed to acquire a 50% interest in in Yuzhkuzbassugol from an affiliated shareholder for US$675 million. The final payment in cash was effected in January 2006 for the amount of US$ 275 million (US$400 million was settled before 31 December 2005, see "Summary of acquisitions"). Evraz also announced in April 2006 the acquisition of a 73% interest in Strategic Minerals Corporation ("Stratcor") for approximately US$ 110 million.
(2) Total amounts available under borrowing facilities amounted to approximately US$716.1 million as of 31 December 2005 and US$367.7 million as of 31 December 2004. Amounts in excess of the total stated in this table consisted of facilities associated with specific capital expenditures or specific other uses.

In December 2004, NTMK and ZapSib repaid most of the remaining portion of debt due to third parties in respect of settlement agreements entered into in prior periods in connection with the bankruptcies of those entities, and KGOK made a similar repayment in April 2005. Management believes that the early retirement of this debt will improve Evraz's ability to attract external financing.

Evraz's current ratio, defined as current assets divided by current liabilities, decreased from 1.76 as of 31 December 2004 to 1.39 as of 31 December 2005. Evraz's corporate treasury monitors the financial requirements of Evraz's various subsidiaries and has a variety of instruments at its disposal to ensure that each subsidiary has sufficient liquidity to meet its obligations and capital requirements.

Contractual obligations and commercial commitments

The following table sets forth the amount of Evraz's obligations in respect of loans and borrowings as of 31 December 2005 by period:

2005	Total	Less than 1 year	1–2 years	2–5 years	More than 5 years
Obligations in respect of borrowings	*(thousands of US$, except percentages)*				
Short term loans and borrowings					
(including current portion of long term borrowings)	838,792	838,792	—	—	—
Long term loans and borrowings	1,547,918	—	117,146	612,661	818,111
Unamortised debt issue costs[1]	(36,398)	—	—	—	—
	2,350,313				

(1) Unamortised debt issue costs represent commissions and arrangement costs paid by the Company's subsidiaries in relation to the arrangement of long-term loans and the issuance of notes.

As of 31 December 2005 and 31 December 2004, Evraz had equipment with a carrying value of US$155.8 million and US$95.8 million respectively, pledged as collateral under loans to the Company. In addition, Evraz had pledged finished goods with a carrying value of US$203.6 million and US$336.3 million as of 31 December 2005 and 31 December 2004 respectively.

As of 31 December 2005 and 31 December 2004, Evraz had incurred liabilities in respect of post-employment benefits that the Company provides to employees of certain of its subsidiaries pursuant to collective bargaining agreements of US$78.5 million and US$53.4 million respectively. These amounts represent the present value of Evraz's defined benefit obligation less the fair value of plan assets and adjusted for unrecognised actuarial gains and past service costs, discounted to present value. Of the total liability as at 31 December 2005, approximately US$15.5 million related to NTMK, US$21.3 million to ZapSib, US$15.5 million to NKMK, US$6.7 million to KGOK and US$1.7 million to Nakhodka Sea Port.

Evraz also makes defined contributions to Russia's state pension, social insurance and medical insurance at the statutory rates in force (approximately 24% as of 31 December 2005), based on gross salary payments.

Evraz is only required to make these contributions as they fall due and the Company does not retain any legal or constructive obligation to pay future benefits. These contributions are expensed as incurred.

In addition, as of 31 December 2005, restructured taxes payable, such as social insurance taxes, road users' taxes, other taxes and tax-related fines and penalties, amounted to US$7.8 million, including a current portion of US$7.1 million. The restructured taxes are payable in quarterly instalments through 2010, with nominal amounts of US$7.3 million and US$0.7 million being payable in 2006 and 2007 respectively. The amount of restructured taxes payable as at 31 December 2005 does not include US$59.6 million that will be forgiven as long as Evraz complies with the payment terms of the restructuring agreements and makes timely payments of its current tax obligations. Evraz believes that it has complied and will continue to comply with the payment terms of the restructuring agreements and will continue to make timely payments of its current tax liabilities.

Evraz has signed contracts for the purchase of production equipment and construction works. As of 31 December 2005 the amount that remains to be paid under these contracts totalled US$385.0 million.

Future minimum lease payments as of 31 December 2005 were as follows:

2005	Principal	Interest	Total
			thousands of US$
2006	7,064	3,886	10,950
2007–2010	25,129	8,554	33,683
2011	5,223	519	5,742
Total	37,416	12,959	50,375
Less: current portion	(7,064)	(3,886)	(10,950)
Total	30,352	9,073	39,425

Evraz is also involved in a number of social programmes designed to support education, healthcare and the development of social infrastructure in certain towns where the Company's assets are located. In 2006 Evraz plans to spend US$40.0 million under these programmes.

The Group has a constructive obligation to reduce environmental pollution and contamination in accordance with an environmental protection programme. During the period 2006 to 2012, the Group is obligated to spend approximately US$134 million on the replacement of old machinery and equipment which will result in reduced pollution.

Tax contingencies

The Russian government has initiated reforms of the tax system that have brought about some improvement in the tax climate. Many tax laws and related regulations have been introduced, some of which are subject to varying interpretation and inconsistent enforcement due to the fact that they are not clearly defined. Instances of inconsistent opinions between local, regional and federal tax authorities are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, Evraz has accrued tax liabilities based on management's best estimates. Possible liabilities, which were identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations and are not accrued in the accompanying financial statements, could total up to approximately US$17.5 million.

Inflation

While Evraz's revenues depend substantially on international prices for metallurgical products, its costs are closely linked to domestic cost factors. Inflation moderated in Russia during the past five years and reached 10.9% in 2005 compared with 11.7% in 2004. During the same period, however, prices in respect of certain important raw materials, transportation and energy, grew faster than the consumer price index. Nonetheless, in 2004 overall price trends were generally positive, with steel prices growing faster than many relevant cost factors such as railway transportation charges, natural gas prices, electricity costs and the general consumer price index. During 2004 iron ore prices increased at a slower rate than steel prices but coking coal prices increased approximately in line with steel prices. In 2005 both steel prices and the prices of raw materials stabilised and showed downward trends during the second half of 2005.

The table below presents changes in Russia's consumer price index and rouble to US$ exchange rates from 2002 through 2005.

2005	2002	2003	2004	2005	2001–2005	Source
Consumer Price Index, change in RUR[1]	15.1%	12.0%	11.7%	10.9%	89%	Fedstat
Nominal RUR/US$ exchange rate, change[1]	(5.2%)	7.9%	6.1%	(3.7%)	2.2%	CBR

(1) Represents the change from 31 December of the prior period to 31 December of the indicated period

Seasonality

Seasonal effects have a relatively limited impact on Evraz. Nonetheless, a slowing of demand, and a consequent reduction in sales volumes, accompanied by an increase in inventories, is typically evident in the first and fourth quarters of the financial year reflecting the general reduction in economic activity associated with the New Year holiday period in Russia and elsewhere. The Russian construction market, in particular, experiences a slowdown in the winter months and export markets generally tend to slowdown during the first and second quarters of the year.

Quantitative and Qualitative Disclosures in respect of Market Risk

Overview

In the ordinary course of its business Evraz is exposed to risks related to changes in exchange rates, interest rates, commodity prices and energy and transportation tariffs. Evraz does not currently enter into hedging or forward contracts in respect of any of these risks and does not currently plan to enter into such arrangements.

Exchange and Interest Rate Risk

Evraz's presentation currency is the US$. The measurement currency of Evraz's Russian subsidiaries is the Rouble, while the measurement currencies of Evraz's subsidiaries located in other countries are the US$, the Czech Koruna in respect of Vitkovice Steel and the Euro in respect of Palini.

The Rouble is not a fully convertible currency outside the territory of the Russian Federation. Within the Russian Federation, official exchange rates are determined daily by the Central Bank of the Russian Federation (the "CBR"). Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the CBR. See "Exchange Rate Information".

Evraz's products are typically priced in Roubles in respect of Russian and CIS sales and US$ and Euros in respect of international sales. Evraz's direct costs, including raw materials, labour and transportation, are incurred in Roubles in respect of Russian and CIS subsidiaries and in Czech Korunas and Euros for Vitkovice Steel and Palini respectively. Other costs, such as interest expense, are incurred largely in Roubles, US$ and Euros.

The mix of Evraz's revenues and costs is such that appreciation in real terms of the Rouble against the US$ tends to result in an increase in Evraz's costs relative to its revenues, while depreciation of the Rouble against the US$ in real terms tends to result in a decrease in Evraz's costs relative to its revenues. The Rouble appreciated in real terms against the US$ by 13.6% in 2003, by 15.1% in 2004 and by 10.8% in 2005, according to the CBR. However, in recent years the effect of the real appreciation of the Rouble against the US$ has been more than offset by increased prices for Evraz's steel products, both in Russia and internationally.

See "—Results of Operations for the years ended 31 December 2005, 31 December 2004 and 31 December 2003" and " —Inflation". In addition, nominal depreciation of the rouble against the US$ results in a decrease in the reported US$ value of Evraz's rouble denominated assets (and liabilities) while nominal appreciation of the Rouble against the US$ results in an increase in the reported US$ value of Evraz's rouble denominated assets (and liabilities). Moreover, nominal appreciation/depreciation of the Rouble against the US$ has a similar effect when the income statements of Evraz's Russian subsidiaries are translated into US$ in connection with the preparation of Evraz's consolidated financial statements. The average exchange rate of the Rouble against the US$ appreciated by 2.2%, 6.5% and 1.8% in nominal terms in 2003, 2004 and 2005 respectively, according to the CBR.

The following table summarises Evraz's outstanding interest bearing debt, including loans and other borrowings, by currency and interest rate method as at 31 December 2005 and 31 December 2004:

Year ended 31 December	2005					2004			
	Dollar denominated	Rouble denominated	Euro denominated	Czech Koruna denominated	Total	Dollar denominated	Rouble denominated	Euro denominated	Total
									(thousands of US$)
Total debt, of which...	1,977,592	17,624	352,963	28,469	2,376,648	1,102,992	73,458	156,237	1,332,687
Fixed-rate debt...	1,483,674	9,057	124,164	-	1,616,895	576,106	35,759	6,354	618,219
Variable-rate debt...	493, 918	8,567	228,799	28,469	759,753	526,886	37,699	149,883	714,468

The following tables summarizes Evraz's currency exposure and interest rates in respect of the Company's outstanding debt as of 31 December 2005:

Expected maturity through 31 December	Currency	2006	2007	2008	2009	After 31 Dec. 2009	Total	Annual interest rate
							(thousands of US$, except percentages)	
Variable-rate debt:								
International banks—trade finance	USD	164,084					164,084	6.56%
Commerzbank AG	USD	5,001	2,601	2,601	9,784		19,987	6.01%
Commerzbank (Prague)	USD	200,000					200,000	6.00%
Credit Suisse	USD	863	905	954	1,005	8,473	12,200	7.14%
ING Bank N.V.	USD	12,000					12,000	5.5%–6.5%
BNP Paribas	USD	650	2,600	3,250			6,500	4.96%
ABN Amro, Societe Generale, BNP Paribas	USD	1,163	13,967	13,966	13,967	6,937	50,000	6%–8%
Syndicated loans (Societe Generale, Commerzbank AG, MNB)	USD	24,000					24,000	6.00%
Other banks	USD	2,473	1,978	464	232		5,147	Various
Total U.S.-dollar denominated		410,234	22,051	21,235	24,988	15,410	493,918	
Gazprombank	EUR	1,788	1,788	1,788	1,788	897	8,049	7.00%
Transcreditbank	EUR	2,075	2,075	2,075	2,073	1,681	9,979	6%–8%
Bayerische Landesbank Girozentrale	EUR	9,046	1,824	1,824	1,824	912	15,430	3%–9.3%
Bank Austria Creditanstalt AG	EUR	3,358	6,716				10,074	10.39%
ABN Amro	EUR	72,911	2,129	2,129	2,129	1,065	80,363	3.28%–4.26%
Commerzbank AG	EUR	2,820	2,820	2,820	2,820	12,692	23,972	3.00%
KfW	EUR		156	12,070	12,070	36,057	60,353	4.00%
Other banks	EUR	11,571	3,424	3,423	1,124	1,037	20,579	Various
Total Euro-denominated		103,569	20,932	26,129	23,828	54,341	228,799	
Raiffeisenbank Austria	RUR	8,567					8,567	6.57%
Total Rouble-denominated		8,567					8,567	
Ceská sporitelna	CZK	28,469					28,469	2.75%
Total Czech Koruna-denominated		28,469					28,469	

Expected maturity through 31 December	Currency	2006	2007	2008	2009	After 31 Dec. 2009	Total	Annual interest rate
							(thousands of US$, except percentages)	
Fixed-rate debt:								
Eurobond	USD	175,000					175,000	9.72%
Eurobond	USD				300,000		300,000	10.34%
Eurobond	USD					750,000	750,000	8.54%
Sberbank	USD	3,077	3,077	2,308			8,462	11.00%
Sibirskiy bank SB RF	USD	874	874				1,748	6.8%–7.5%
Kazkommerzbank	USD	7,059	7,059	7,059	7,059	1,765	30,000	8.00%
Syndicated loans (ABN AMRO Bank N.V., BNP Paribas S.A. and SG)	USD	3,723	44,677	44,677	44,678	12,245	150,000	7.24%
Syndicated loans (Societe Generale, Commerzbank AG, MNB)	USD	38,400					38,400	8.00%
Credit Suisse	USD	10,850					10,850	
Other lenders	USD	19,214					19,214	Various
Total U.S.-dollar denominated		258,197	55,687	54,044	351,737	764,010	1,483,674	
MDM-Bank	EUR	1,231	1,231	1,231	614		4,307	7.00%
Bank Austria Creditanstalt AG	EUR			6,716	6,716	26,865	40,297	6.78%
Societe Generale	EUR	2,184	2,176	2,176	2,176	6,825	15,537	3.6%–4.6%
KfW	EUR		625	1,250	1,250	3,123	6,248	3.00%
Bayerische Landesbank Girozentrale	EUR	7,222	14,444	14,444	14,444	7,221	57,775	7.1%–9.1%
Total Euro-denominated		10,637	18,476	25,817	25,200	44,034	124,164	
Transcreditbank	RUR	9,057					9,057	9%–12%
Total Rouble-denominated		9,057					9,057	
Total debt		828,730	117,146	127,225	425,753	877,794	2,376,648	

(1) Interest rates on variable-rate debt are calculated as of 31 December 2005.

A hypothetical, instantaneous and simultaneous 10% appreciation of the Rouble and the Euro against the US$ as of 31 December 2005 would have resulted in an increase of approximately US$39.9 million on borrowings denominated in Roubles, Czech Korunas and Euros held as of 31 December 2005.

Commodity Price Risk

Evraz's revenue is exposed to the market risk of price fluctuations related to the sale of its steel products. The prices of the steel products sold by Evraz both within Russia and abroad are generally determined by market forces. These prices may be influenced by factors such as supply and demand, production costs (including the costs of raw material inputs) and global and Russian economic growth. The prices of the mined products that Evraz sells to third parties are also affected by supply and demand and global and Russian economic growth. Adverse changes in respect of any of these factors may reduce the revenue that Evraz receives from the sale of its steel or mined products.

Evraz's costs are also exposed to fluctuations in prices for the purchase, processing and production of iron ore, coking coal, ferroalloys and other raw material inputs. Evraz's exposure to fluctuations in the price of iron ore and, as a result of the acquisition of Mine 12, coking coal, is limited due to its ability to obtain these products from its own production facilities. Where Evraz obtains these products from internal sources, the effect of price fluctuations is accounted for as an inter-segment transfer and eliminated on consolidation. In addition, any increase in prices for coking coal sourced from Raspadskaya and YuKU (since 31 December 2005) is partially reflected as an increase in Evraz's income from affiliates.

As Evraz increases the proportion of raw materials acquired from internal sources, the Company's exposure to commodity price risk associated with the purchase and sale of these products will decline. Evraz's ongoing process of vertical integration, including the acquisitions of KGOK in 2004 and Evrazruda, Mine 12, Palini and Vitkovice Steel in 2005, together with the investment in YuKU, is an important element in the Company's drive to reduce its exposure to input and output commodity price risk.

Tariff Risk □

Evraz is also exposed to uncertainty with regard to the prices of the electricity and natural gas that it consumes in the production of steel and the mining of iron ore and coal. Prices in respect of both electricity and natural gas in Russia are currently below market prices in western Europe and are regulated by the Government, thereby limiting Evraz's exposure to fluctuations in the cost of these products.

The Russian electricity sector is currently characterised by distinctly limited competition and regulated prices. Pricing policy is determined by the Federal Tariffs Service, a governmental agency authorised to regulate prices in respect of the power generated by regional electricity companies, power transmission, dispatch services and inter-regional trade, and is influenced by regional energy commissions that are authorised to regulate prices within a specific region. Power may also be purchased from the Federal Wholesale Electricity Market ("FOREM"). Most sellers of power on the domestic market are regional generation companies and most participants in FOREM are regional generating companies that seek to sell a power surplus to regional generating companies with supply deficits as well as industrial companies granted special access to FOREM. From October 2003, participants in FOREM may also purchase and sell limited volumes of power on the competitive sector of the wholesale market, operating on a test basis, where prices for energy are formed on an "offer demand" basis. Evraz's subsidiary MEF has been granted such access to FOREM.

In 2005, Evraz's Russian operations purchased approximately 8,494 million kWh of electricity, representing approximately 91% of requirements, from local subsidiaries of UES, the government controlled national holding company for the Russian power sector. The Government is currently in the early stages of implementing a restructuring plan for the power sector aimed at introducing competition, liberalising the wholesale electricity market and moving from regulated pricing to a market based system by 2008. Moreover, according to the Russian Energy Strategy approved by the Government in 2003, electricity tariffs for industrial users are to reach 3.2–3.6 U.S. cents per kWh by 2006. Evraz's average cost of electricity in Russia was 2.7 U.S. cents per kWh in 2004 and 2.8 U.S. cents per kWh in 2005. Assuming a price of 3.6 U.S. cents per kWh in the year ended 31 December 2005, Evraz's Russian operations would have incurred additional costs of approximately US$67 million during the period. Further electricity price increases may occur in the future as the industry is restructured and controlled to a greater extent by the private sector.

Evraz's Russian operations also purchase significant amounts of natural gas, primarily for the production of electricity and heat energy at the Company's facilities, from Gazprom's subsidiaries. Gazprom is a state controlled company and is the dominant producer and monopoly distributor of natural gas within Russia. Domestic natural gas prices are regulated by the government and have been rising during recent years. Evraz's average price for natural gas in Russia of RUR1,020 per thousand cubic metres in the fourth quarter of 2004 increased by a further 22% with effect from 1 January 2005, resulting in an average price of RUR1,167 per thousand cubic metres in the year ended 31 December 2005. Despite these recent price increases, natural gas prices in Russia remain significantly below western European levels, a factor that helps to provide Evraz with a cost advantage over its competitors. In May 2004, in connection with an agreement regarding Russia's potential accession to the WTO, Russia and the EU agreed that Russia would raise domestic gas prices to US$37–42 per thousand cubic metres by 2006 and to US$49–57 per thousand cubic metres by 2010. Assuming a price of US$42 per thousand cubic metres in the year ended 31 December 2005, Evraz's Russian operations would have incurred additional costs of approximately US$2.3 million in the period.

Evraz is also exposed to fluctuations in transportation costs. Transportation costs influence Evraz's financial results directly as a component of raw material costs and the costs of transporting finished products to Nakhodka Sea Port or another designated off-take location. Although Evraz's customers in Russia generally pay the transportation costs of steel and mined products from the production site to the delivery location, the prices that Evraz receives may be adversely affected by transportation costs to the extent that Evraz must be able to reduce the prices that it can charge customers for its products in order to ensure that its products remain competitive with those of other producers that may be located closer to customers and are therefore less impacted by increases in transportation costs. In recent years the Government has indexed railway tariffs in line with inflation and Evraz expects this policy to continue in the immediate future. Consequently, Evraz does not currently expect fluctuations in railway tariffs to have a significant impact on margins.

Trend Information

Operational Outlook □

Evraz's primary strategy is to retain the Company's position as one of the most cost-effective integrated steel producing and mining groups in the world. Evraz's management believes that the ability to produce low-cost steel products is essential to ensure the competitiveness of its plants. In the short to medium-term, Evraz intends to realise synergies from the integration of recent acquisitions by rationalising production across its plants and making selective investments in improved production technology including the increasing use of continuous casting in steel production, ongoing blast furnace refurbishments and closure of open hearth furnace production facilities. The management of Evraz expects to continue to expand its business both vertically and horizontally.

Evraz's future revenues will primarily be determined by the steel price environment. However, Evraz's investment plans, which are targeted to increase operational efficiency, will facilitate a shift in product mix towards higher margin products and will also result in a moderate increase in output, all of which is likely to have a positive effect on Evraz's operating results. Evraz expects that increases in steel production as a result of the re-commissioning of ZapSib's third blast furnace in November 2005, enabling the utilisation of excess production capacity, and the acquisition of Vitkovice Steel, will be partially offset by a gradual shut down of inefficient open hearth furnaces at Evraz's plants.

Inventories were higher at the end of 2005 than at the end of 2004. Evraz does not expect this trend of inventory accumulation to continue in the future, particularly in view of the fact that most of the increase is attributable to inventories in the newly acquired subsidiaries of Vitkovice Steel and Palini. Meanwhile, the management of Evraz will continue to focus on working capital management and ongoing improvements in efficiency.

Most of Evraz's investment programme is designed to increase the efficiency of the Company's production facilities and to reduce cost of production per tonne. Evraz's mining segment currently supplies approximately 76% of the steel segment's iron ore requirements. Evraz's requirements for coking coal can be fully covered by purchases from affiliated parties, including Raspadskaya and YuKU, which are accounted for under the equity method. Investment in an expansion of power generation capacity at NTMK is planned in order to significantly reduce the latter's dependence on external sources of electricity by 2007. These factors are expected to mitigate the impact of increasing costs in respect of raw materials.

Evraz expects other domestic cost factors, such as salaries, construction materials and natural gas, to continue growing in line with inflation in Russia in respect of its Russian subsidiaries and in line with inflation in Italy and the Czech Republic for Palini and Vitkovice Steel respectively. Evraz also expects the recent acquisitions of Palini and Vitkovice Steel to make a positive impact on the Company's top line and bottom line performance.

REPORT OF INDEPENDENT AUDITORS

The Shareholders** and **Board of Directors
Evraz Group S.A.

We have audited the accompanying consolidated balance sheet of Evraz Group S.A. (the "Group") as of December 31, 2005 and the related consolidated statements of income, changes in equity and cash flows for the year then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2005 and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to Note 1 to the consolidated financial statements. A significant part of the Group's transactions were made with related parties.

Ernst & Young LLC
April 26, 2006

Consolidated Income Statement

Year ended 31 December	Notes	2005	2004	2003
				(thousands of US$)
Revenue				
Sale of goods		6,386,888	5,794,879	2,039,461
Rendering of services		121,195	138,242	128,528
		6,508,083	5,933,121	2,167,989
Cost of revenue	5	(4,159,904)	(3,514,048)	(1,635,496)
Amortisation of negative goodwill	4	–	28,012	26,271
Gross profit		2,348,179	2,447,085	558,764
Selling and distribution costs	5	(181,064)	(192,535)	(28,524)
General and administrative expenses	5	(476,941)	(346,689)	(164,585)
Social and social infrastructure maintenance expenses		(75,615)	(47,314)	(25,975)
Loss on disposal of property, plant and equipment		(24,009)	(11,011)	(15,438)
Impairment of assets		(8,412)	(1,366)	(5,499)
Foreign exchange gains/(losses), net		(4,703)	1,152	5,678
Other operating income/(expenses), net		7,057	(12,739)	11,227
Profit from operations		1,584,492	1,836,583	335,648
Interest income		14,657	9,639	9,245
Interest expense		(141,884)	(105,460)	(55,387)
Share of profits/(losses) of joint ventures and associates	8	44,840	43,037	(121)
Gain/(loss) on extinguishment of debts	13,17,18	7,998	(140,321)	12,065
Net trading gain from a related party	13	–	–	24,433
Gain/(loss) on financial assets	5	(297)	57,189	–
Loss on sale of minority interest	17	–	(34,885)	–
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities *and contingent liabilities over the cost of acquisition*	4	15,216	53,963	–
Other non-operating gains/(losses), net	5	(5,934)	2,432	1,934
Profit before tax		1,519,088	1,722,177	327,817
Income tax expense	6	(476,467)	(377,289)	(74,873)
Net profit		1,042,621	1,344,888	252,944
Attributable to:				
Equity holders of the parent entity		905,162	1,179,625	204,982
Minority interests		137,459	165,263	47,962
		1,042,621	1,344,888	252,944
Earnings per share:				
basic, for profit attributable to equity holders of the parent entity, US$	15	8.03	11.00	1.91
diluted, for profit attributable to equity holders of the parent entity, US$	15	8.02	11.00	1.91

Consolidated Balance Sheet

Year ended 31 December	Notes	2005	2004	2003
				(thousands of US$)
ASSETS				
Non-current assets				
Property, plant and equipment	7	2,960,190	2,398,929	1,349,838
Goodwill/(negative goodwill)	4	84,526	(362,612)	(348,674)
Investments in joint ventures and associates	8	893,570	196,650	3,468
Restricted deposits at banks	9	8,071	8,570	18,122
Other non-current assets	10	60,805	16,357	21,317
		4,007,162	2,257,894	1,044,071
Current assets				
Inventories	11	963,851	807,819	484,312
Trade and other receivables	12	374,517	285,747	80,227
Prepayments		53,780	79,801	43,189
Loans receivable		465	7,959	2,474
Receivables from related parties	13	89,953	89,316	156,283
Taxes recoverable	14	477,289	397,533	149,032
Short-term investments and notes receivable		19,326	21,804	71,718
Restricted deposits at banks	9	23,794	12,441	4,850
Cash and cash equivalents	9	640,778	292,947	195,681
		2,643,753	1,995,367	1,187,766
Total assets		6,650,915	4,253,261	2,231,837

Year ended 31 December	Notes	2005	2004	2003
				(thousands of US$)
EQUITY AND LIABILITIES				
Equity				
Parent shareholders' equity				
Issued capital	15	315,879	42	138,935
Additional paid-in capital		546,774	319,177	1,003
Legal reserve		22,331	–	–
Unrealised gain on financial assets		311	–	948
Accumulated profits		1,737,882	1,126,070	156,042
Translation difference		71,682	163,755	69,661
		2,694,859	1,609,044	366,589
Minority interests		190,018	357,579	192,540
		2,884,877	1,966,623	559,129
Non-current liabilities				
Long-term loans	16	1,514,864	788,093	354,046
Liabilities under the Settlement Agreements		–	4,224	39,413
Restructured taxes payable	17	712	23,259	26,000
Loans payable to related parties	18	–	–	92,521
Deferred income tax liabilities	6	227,179	214,481	155,170
Finance lease liabilities	19	30,352	25,661	14,434
Post-employment benefits	20	78,540	53,381	30,699
Provisions	22	13,720	20,581	13,740
Other long-term liabilities	23	4,948	21,208	65,848
		1,870,315	1,150,888	791,871
Current liabilities				
Trade and other payables	24	397,667	227,935	189,140
Advances from customers		43,065	55,189	26,206
Short-term loans and current portion of long-term loans	16	835,449	529,951	228,244
Payables to related parties	13	314,779	117,806	293,632
Taxes payable	25	266,257	197,721	98,873
Current portion of liabilities under the Settlement Agreements		–	–	19,583
Current portion of finance lease liabilities	19	7,064	4,688	5,251
Current portion of other long-term liabilities	23	138	44	19,908
Provisions	22	14,869	–	–
Dividends payable by the parent entity to its shareholders		2,854	–	–
Dividends payable by the Group's subsidiaries to minority shareholders		13,581	2,416	–
		1,895,723	1,135,750	880,837
Total equity and liabilities		6,650,915	4,253,261	2,231,837

Consolidated Cash Flow Statement

Year ended 31 December	2005	2004	2003
		(thousands of US$)	
Cash flows from operating activities			
Net profit	1,042,621	1,344,888	252,944
Adjustments to reconcile net profit to net cash provided by operating activities:			
Amortisation of negative goodwill (Note 4)	–	(28,012)	(26,271)
Depreciation, depletion and amortisation (Note 5)	242,908	196,302	145,872
Deferred income tax (benefit)/expense (Note 6)	2,491	(66,749)	(36,779)
Loss on disposal of property, plant and equipment	24,009	11,011	15,438
Impairment of assets	8,412	1,366	5,499
(Gain)/loss on extinguishment of debts (Notes 13,,18, 23)	(7,998)	140,321	(12,065)
Loss on sale of minority interest (Note 15)	–	34,885	–
Foreign exchange (gains)/losses	4,703	(1,152)	(5,678)
Share of (profits)/losses from associates and a joint venture	(44,840)	(43,037)	121
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	(15,216)	(53,963)	–
Gain on financial assets (Note 5)	297	(57,189)	–
Other non-operating (gains)/losses	5,934	(2,432)	(1,934)
Interest income	(14,657)	(9,639)	(9,245)
Interest expense	141,884	105,460	55,387
Net trading gain from a related party	–	–	(24,433)
Bad debt expense	7,863	23,815	4,057
Share-based payments	8,033	–	–
	1,406,444	1,595,875	362,913
Changes in operating assets and liabilities:			
Inventories	(14,246)	(277,068)	(321,952)
Trade and other receivables	31,857	(223,086)	(69,062)
Prepayments	21,785	(29,978)	(25,924)
Receivables from / payables to related parties	(30,375)	(3,647)	94,805
Taxes recoverable	(101,267)	(198,075)	(77,056)
Other assets	(3,245)	298	(11,225)
Trade and other payables	128,677	(9,206)	60,974
Advances from customers	(14,541)	26,778	3,816
Taxes payable	55,044	57,441	15,946
Other liabilities	16,003	7,130	9,323
Net cash flows from operating activities	1,496,136	946,462	42,558

Year ended 31 December	2005	2004	2003
			(thousands of US$)
Cash flows from investing activities			
Issuance of loans receivable to related parties	(201,987)	(5,730)	(20,184)
Proceeds from repayment of loans issued to related parties	206,194	14,833	–
Issuance of loans receivable	(38,275)	(3,978)	(431)
Proceeds from repayment of loans receivable	45,074	4,585	634
Purchases of subsidiaries, net of cash acquired	(312,149)	(224,820)	(90,030)
Purchases of minority interests	(414,503)	(47,443)	–
Purchase of interest in an associate/joint venture	(400,000)	(61,800)	–
Restricted deposits at banks	(10,681)	5,601	(21,979)
Short-term deposits at banks	15,594	6,867	(10,719)
Purchases of property, plant and equipment	(695,358)	(533,951)	(219,627)
Proceeds from disposal of property, plant and equipment	7,610	3,577	1,122
Payments to acquire equity of other companies	(10,893)	(2,120)	(4,921)
Proceeds from sales of equity of other companies	3,842	1,608	19,690
Payments to acquire debt instruments of other companies	–	(9,629)	(52,773)
Proceeds from sale/redemption of debt instruments of other companies	11,690	35,698	40,325
Dividends received	29,676	–	–
Net cash flows used in investing activities	(1,764,166)	(816,702)	(358,893)
Cash flows from financing activities			
Proceeds from issuance of share capital, net of transaction costs of US$22,472, US$0 and US$65, respectively *(Note 15)*	399,478	30,042	52,935
Contributions from Crosland Limited	131,020	–	–
Proceeds from issue of shares by a consolidated subsidiary to minority shareholders	–	–	1,784
Payments to entities under common control for the transfer of ownership interest in subsidiaries	(32,866)	(60,847)	(9,273)
Proceeds from loans provided by related parties	8,590	417,574	168,727
Repayment of loans provided by related parties, including interest	(61,746)	(646,733)	(45,420)
Net (repayment)/proceeds from bank overdraft credit lines, including interest	(135,632)	202,661	89,896
Proceeds from loans and promissory notes	1,304,978	2,559,675	650,365
Repayment of loans and promissory notes, including interest	(418,362)	(2,230,292)	(331,304)
Dividends paid by the parent entity to its shareholders	(523,765)	(55,584)	–
Dividends paid by the Group's subsidiaries to minority shareholders	(11,444)	–	(31)
Payments under finance leases, including interest	(12,156)	(10,459)	(4,601)
Proceeds from sale-leaseback	–	21,717	–
Payments under Settlement Agreements, including interest, and purchases of debts in subsidiaries	(8,479)	(243,470)	(93,091)
Payments of restructured taxes, including interest	(22,015)	(20,572)	(17,592)
Net cash flows from (used in) financing activities	617,601	(36,288)	462,395
Effect of foreign exchange rate changes on cash and cash equivalents	(1,740)	3,794	6,620
Net increase in cash and cash equivalents	347,831	97,266	152,680
Cash and cash equivalents at beginning of year	292,947	195,681	43,001
Cash and cash equivalents at end of year	640,778	292,947	195,681
Supplementary cash flow information:			
Cash flows during the year:			
Interest paid	121,801	86,330	36,394
Income taxes paid	476,548	441,910	95,972

Consolidated Statement of Changes in Equity

	Issued capital	Additional paid-in capital	Legal reserve	Unrealised gain on financial assets	Accumulated profits (losses)	Translation difference	Parent shareholders' equity	Minority interests	Total
									(thousands of US$)
At December 31, 2004	42	319,177	–	–	1,126,070	163,755	1,609,044	357,579	1,966,623
Change in accounting policies: derecognition of negative goodwill *(Note 2)*	–	–	–	–	378,394	–	378,394	11,549	389,943
At January 1, 2005	42	319,177	–	–	1,504,464	163,755	1,987,438	369,128	2,356,566
Effect of exchange rate changes	–	–	–	–	–	(92,073)	(92,073)	(13,388)	(105,461)
Net gains on available-for-sale financial assets	–	–		311	–	–	311	–	311
Total income and expense for the period recognised directly in equity	–	–	–	311	–	(92,073)	(91,762)	(13,388)	(105,150)
Net profit	–	–	–	–	905,162	–	905,162	137,459	1,042,621
Total income and expense for the period	–	–	–	311	905,162	(92,073)	813,400	124,071	937,471
Issue of share capital, net of transaction costs *(Note 15)*	23,833	375,645	–	–	–	–	399,478	–	399,478
Cancellation of own shares	(42)	–	–	–	–	–	(42)	–	(42)
Issue of share capital in exchange for shares in Mastercroft *(Note 15)*	292,046	(292,046)	–	–	–	–	–	–	–
Acquisition of minority interests in existing subsidiaries *(Notes 4)*	–	1,969	–	–	(130,589)	–	(128,620)	(287,321)	(415,941)
Acquisition of minority interest by a joint venture *(Note 15)*	–	2,976	–	–	–	–	2,976	–	2,976
Minority interests arising on acquisition of subsidiaries *(Note 4)*	–	–	–	–	–	–	–	12,199	12,199
Increase in minority interests arising due to change in ownership within the Group	–	–	–	–	(390)	–	(390)	390	–
Contributions from Crosland Limited *(Note 15)*	–	131,020	–	–	–	–	131,020	–	131,020
Share-based payments *(Note 21)*	–	8,033	–	–	–	–	8,033	–	8,033
Appropriation of net profit to legal reserve	–	–	22,331	–	(22,331)	–	–	–	–
Dividends distributed by the parent entity to its shareholders *(Note 15)*	–	–	–	–	(518,434)	–	(518,434)	(5,458)	(523,892)
Dividends distributed by the Group's subsidiaries to minority shareholders *(Note 15)*	–	–	–	–	–	–	–	(22,991)	(22,991)
At December 31, 2005	315,879	546,774	22,331	311	1,737,882	71,682	2,694,859	190,018	2,884,877

	Issued capital	Additional paid-in capital	Legal reserve	Unrealised gain on financial assets	Accumulated profits (losses)	Translation difference	Parent shareholders' equity	Minority interests	Total
									(thousands of US$)
At December 31, 2002	–	1,003	–	–	(24,582)	19,691	(3,888)	223,214	219,326
Net gains on available-for-sale financial assets	–	–	–	948	–	–	948	–	948
Effect of exchange rate changes	–	–	–	–	–	49,970	49,970	21,268	71,238
Total income and expense for the period recognised directly in equity	–	–	–	948	–	49,970	50,918	21,268	72,186
Net profit	–	–	–	–	204,982	–	204,982	47,962	252,944
Total income and expense for the period	–	–	–	948	204,982	49,970	255,900	69,230	325,130
Issue of share capital, net of issuance costs (Note 15)	138,935	–	–	–	–	–	138,935	–	138,935
Minority interest arising on acquisition *of a subsidiary*	–	–	–	–	–	–	–	11,595	11,595
Purchases of minority interests	–	–	–	–	–	–	–	(111,499)	(111,499)
Distributions to entities under common control (Note 15)	–	–	–	–	(24,358)	–	(24,358)	–	(24,358)
At December 31, 2003	138,935	1,003	–	948	156,042	69,661	366,589	192,540	559,129
Effect of exchange rate changes	–	–	–	–	–	94,094	94,094	19,970	114,064
Total income and expense for the period recognised directly in equity	–	–	–	–	–	94,094	94,094	19,970	114,064
Net gains on available-for-sale financial assets removed from equity recognised in net profit	–	–	–	(948)	–	–	(948)	–	(948)
Net profit	–	–	–	–	1,179,625	–	1,179,625	165,263	1,344,888
Total income and expense for the period	–	–	–	(948)	1,179,625	94,094	1,272,771	185,233	1,458,004
Issue of share capital *(Note 15)*	30,042	–	–	–	–	–	30,042	–	30,042
Decrease in share capital due to the Group's reorganisation *(Note 15)*	(168,935)	292,046	–	–	(123,111)	–	–	–	–
Acquisition of minority interests in existing subsidiaries *(Note 15)*	–	20,611	–	–	(12,128)	–	8,483	(103,179)	(94,696)
Acquisition of minority interest by a joint venture *(Note 8)*	–	5,517	–	–	–	–	5,517	–	5,517
Minority interest arising on acquisition of a subsidiary	–	–	–	–	–	–	–	35,600	35,600
Sale of minority interest *(Note 15)*	–	–	–	–	(12,500)	–	(12,500)	47,385	34,885
Distributions to entities under common control *(Note 15)*	–	–	–	–	(3,858)	–	(3,858)	–	(3,858)
Dividends distributed by the parent entity to its shareholders *(Note 15)*	–	–	–	–	(58,000)	–	(58,000)	–	(58,000)
At December 31, 2004	42	319,177	–	–	1,126,070	163,755	1,609,044	357,579	1,966,623

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

All amounts are in thousands of US$, unless specified otherwise

1. Corporate Information

These consolidated financial statements were authorised for issue in accordance with a resolution of the directors on April 26, 2006.

Evraz Group S.A. ("Evraz Group") is a limited liability company registered under the laws of Luxembourg on December 31, 2004. The registered address of Evraz Group is 1, Allee Scheffer L-2520, Luxembourg. Evraz Group's parent is Crosland Global Limited ("CGL" or the "Parent") which is under control of Mr. Abramov.

Evraz Group was formed through a reorganisation in which 95.83% of the shares in Mastercroft Limited ("Mastercroft"), a limited liability company registered in Cyprus, directly owned by Crosland Limited ("Crosland"), the parent of CGL, were contributed into Evraz Group in April 2005.

As Evraz Group has been formed through a reorganisation of entities under common control, these consolidated financial statements have been prepared using the pooling of interests method and, as such, the financial statements have been presented as if the transfers of the Group interests in Mastercroft had occurred from the beginning of the earliest period presented.

In 2003, Mastercroft was the parent of the group companies contributed to Evraz Group. Mastercroft was established on December 31, 2002 as a holding company to consolidate certain steel production, mining and trading entities under control of Crosland. In 2003, controlling ownership interests in such entities were transferred to Mastercroft in transactions with entities under common control with the Group (formerly Mastercroft). In 2004 and 2005, additional entities were transferred into Mastercroft by entities under common control as described further below. The Group also applied the pooling of interests method in accounting for these transactions.

Evraz Group, together with its subsidiaries (the "Group"), is involved in production and distribution of steel and related products. In addition, the Group owns and operates certain mining assets. The Group's steel production and mining facilities are mainly located in the Russian Federation. The Group operates three steel mills in Russia: one mill in Sverdlovsk region and two mills in Kemerovo region. The Group is one of the biggest steel producers in the Russian Federation.

In the years ended December 31, 2005, 2004 and 2003, approximately 7%, 9% and 31%, respectively, of the Group's revenues were generated in transactions with related parties. In addition, a significant part of the Group's purchases was made in transactions with related parties. For detailed information related to such activities refer to Note 13.

The major subsidiaries included in the consolidated financial statements of Evraz Group were as follows at December 31:

	Actual ownership interest, %	Effective ownership interest, %			Business activity	Location
	2005	2005	2004	2003		
OAO Nizhny Tagil Iron & Steel Plant	92.38	92.38	77.09	74.35	Steel production	Russia
OAO West-Siberian Iron & Steel Plant	96.67	96.67	90.65	93.36	Steel production	Russia
OAO Novokuznetsk Iron & Steel Plant	100.00	97.26	89.97	90.09	Steel production	Russia
OAO Kachkanarsky Mining-and-Processing Integrated Works	97.72	91.98	80.68	–	Ore mining and processing	Russia
OAO Evrazruda	100.00	100.00	99.90	99.90	Ore mining	Russia
Ferrotrade Limited	100.00	100.00	95.83	100.00	Trading	Gibraltar
OOO Trade House EvrazHolding	100.00	100.00	95.83	98.00	Trading	Russia
OOO Trade House EvrazResource	100.00	100.00	95.83	–	Trading	Russia

The Group consolidates certain subsidiaries in which it has no ownership interest.

The Group consolidates OOO EvrazHolding ("EvrazHolding"), a limited liability company registered in Russia, Caplink Limited ("Caplink") and Velcast Limited ("Velcast"), limited liability companies registered in Cyprus, and OOO Slab Continuous Casting Machine, a subsidiary of Caplink registered in Russia, under the provisions of IAS 27 "Consolidated and Separate Financial Statements". The Group holds an option to acquire all ownership interests in EvrazHolding for US$1,000 from EAM Group, an entity under common control with the Group. In addition, the Group signed option agreements with third parties to acquire 99% ownership interests in Caplink and Velcast for €704,000 (US$831 at the exchange rate as of December 31, 2005) and €407,000 (US$480 at the exchange rate as of December 31, 2005), respectively. These options are currently exercisable and, therefore, represent potential voting rights which require consolidation under IAS 27.

EvrazSecurities S.A. ("EvrazSecurities") is a special purpose entity of the Group. In 2003 and 2004, EvrazSecurities issued US$175,000 and US$300,000 guaranteed notes due on September 25, 2006 and August 3, 2009, respectively (the "Notes"), which are listed on the Luxembourg stock exchange. Mastercroft and certain of its subsidiaries guaranteed EvrazSecurities' liabilities under the Notes. The Group consolidates EvrazSecurities under the provisions of Interpretation SIC-12, Consolidation – Special Purpose Entities as, in substance, the activities of EvrazSecurities are being conducted on behalf of the Group so that the Group benefits from EvrazSecurities' operations, and the Group is exposed to risks incidental to the activities of EvrazSecurities.

CONTROLLING INTERESTS IN SUBSIDIARIES TRANSFERRED TO THE GROUP BY ENTITIES UNDER COMMON CONTROL

In 2004, the Group acquired controlling interests in Pamplune S.A., OOO Metallenergofinance, OAO Large-Diameter Pipe Plant and ZAO Evraztrans from entities under common control with the Group. Controlling interest in OAO Evrazruda was transferred to the Group by an entity under common control with the Group in the year ended December 31, 2005. The Group applied the pooling of interests method with respect to these acquisitions and presented its consolidated financial statements as if the transfers of controlling interests in the subsidiaries had occurred from the earliest period presented or, if later, the date of acquisition of the subsidiary by the transferring entity .

At December 31, 2005, the Group employed approximately 110,000 employees, excluding joint venture's and associates' employees.

2. Significant Accounting Policies

Basis of Preparation

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS").

Group companies maintain their accounting records and prepare their statutory financial statements in accordance with the Regulations on Accounting and Reporting of the country in which the particular subsidiary is resident. The financial statements are based on the statutory accounting records, with adjustments and reclassifications recorded for the purpose of fair presentation in accordance with IFRS. The principal adjustments relate to (1) expense and revenue recognition, (2) valuation of unrecoverable assets, (3) depreciation and valuation of property, plant and equipment, (4) accounting for income taxes, (5) use of fair values and (6) business combinations.

The consolidated financial statements have been prepared under historical cost convention, other than in respect of property, plant and equipment at the date of transition to IFRS as described below.

First-Time Adoption of International Financial Reporting Standards (Ifrs 1)

From an early stage, the Group adopted and applied IFRS 1 in the preparation of its first consolidated financial statements in accordance with IFRS for the year ended December 31, 2003. The Group's transition date to IFRS is January 1, 2002. Prior to this date, in past business combinations, the Group acquired certain subsidiaries, which were not previously consolidated. For such subsidiaries, the Group adjusted the carrying amounts of the subsidiaries' assets and liabilities to the amounts that IFRS would require in the separate subsidiaries' balance sheets. The deemed cost of goodwill/negative goodwill was determined as the difference at the date of transition to IFRS between: (i) the parent's interest in those adjusted carrying amounts; and (ii) the cost in the parent's separate financial statements of its investment in the subsidiary. In addition, the Group elected under IFRS 1 to account for property, plant and equipment in its subsidiaries at deemed cost being the fair value of property, plant and equipment at the date of transition to IFRS and to recognise all cumulative actuarial gains and losses at the date of transition to IFRS.

Changes in Accounting Policies

The accounting policies applied are consistent with those of the previous financial year except that the Group has adopted those new/revised standards mandatory for financial years beginning on or after 1 January 2005. The changes in accounting policies result from adoption of the following new or revised standards:

- IFRS 2 "Share-Based Payment";
- IFRS 3 "Business Combinations";
- IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations";
- IFRS 6 "Exploration for and Evaluation of Mineral Resources" (early adoption);
- IAS 1 (revised) "Presentation of Financial Statements";
- IAS 2 (revised) "Inventories";
- IAS 8 (revised) "Accounting Policies, Changes in Accounting Estimates and Errors";
- IAS 10 (revised) "Events After the Balance Sheet Date";
- IAS 16 (revised) "Property, Plant and Equipment";
- IAS 17 (revised) "Leases";
- IAS 21 (revised) "The Effects of Changes in Foreign Exchange Rates";
- IAS 24 (revised) "Related Party Disclosures";
- IAS 28 (revised) "Investments in Associates";
- IAS 31 (revised) "Interests in Joint Ventures";

- IAS 32 (revised) "Financial Instruments: Disclosure and Presentation";
- IAS 33 (revised) "Earnings per Share";
- IAS 36 (revised) "Impairment of Assets";
- IAS 38 (revised) "Intangible Assets"; and
- IAS 39 (revised) "Financial Instruments: Recognition and Measurement";

- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds" (early adoption).

The principal effects of these changes in policies are discussed below.

IAS 16 (REVISED) "PROPERTY, PLANT AND EQUIPMENT"

From January 1, 2005 the Group capitalises subsequent expenditures relating to replacement of components of property, plant and equipment. The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing parts when that cost is incurred and the recognition criteria are met. The carrying amount of those parts that are replaced is derecognised in accordance with the derecognition provisions of IAS 16. In 2005, the Group capitalised subsequent expenditures net of replaced components for an approximate amount of US$100,000. Net book value of the replaced components amounting to US$8,844 was included in loss on disposal of property, plant and equipment in the accompanying consolidated income statement for the year ended December 31, 2005. It is impracticable to determine the effect of adoption of the revised standard on the corresponding figures.

IFRS 3 "BUSINESS COMBINATIONS"

In 2004, the Group applied IFRS 3 "Business Combinations" to the accounting for business combinations, for which the agreement date was on or after March 31, 2004. In accordance with the transitional provisions of IFRS 3, on January 1, 2005 the Group ceased to recognise negative goodwill in the consolidated balance sheet. The carrying amount of negative goodwill at December 31, 2004 that arose from business combinations, for which the agreement date was before March 31, 2004, or interests in a jointly controlled entity obtained before March 31, 2004 and accounted for by applying the equity method was derecognised at January 1, 2005, with a corresponding adjustment of US$389,943 to the opening balance of accumulated profits and minority interest (Notes 4 and 8).

The adoption of other standards listed above had no significant impact on the Group's financial statements.

IFRSS AND IFRIC INTERPRETATIONS NOT YET EFFECTIVE

The Group has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IAS 19 (amended 2004) "Employee Benefits";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement";
- IFRS 7 "Financial Instruments: Disclosures";
- IFRIC 4 "Determining whether an Arrangement contains a Lease".

The Group expects that the adoption of the pronouncements listed above will have no significant impact on the Group's financial statements in the period of initial application.

Significant Accounting Judgements and Estimates

ACCOUNTING JUDGEMENTS

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimates, which have the most significant effect on the amounts recognised in the consolidated financial statements:

- The Group determined that the substance of the relationship between the Group and EvrazSecurities S.A., a special purpose entity (Note 1), indicates that EvrazSecurities S.A. is controlled by the Group.

- The Group determined that options to acquire ownership interests in OOO EvrazHoling, Caplink and Velcast (Note 1) represent potential voting rights which provide the Group with the power to exercise control over these subsidiaries.
- The Group determined that purchases of production complexes of OOO Kuznetsky Mining-and-Processing Integrated Works, OAO Sheregeshskoe Rudoupravlenie, OAO Irbinskoe Rudoupravlenie and OOO Nizhnesaldinsky Metallurgical Plant are, in substance, business combinations (Note 4).

ESTIMATION UNCERTAINTY

The key assumptions concerning the future and other key sources of uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment of Property, Plant and Equipment

The Group assesses at each reporting date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. This requires an estimation of the value in use of the cash-generating units (each individual subsidiary) to which the item is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. In 2005, no impairment losses were recognised or reversed.

Useful Lives of Items of Property, Plant and Equipment

The Group assesses the remaining useful lives of items of property, plant and equipment at least at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors". In 2005, the change in estimates of useful lives of property, plant and equipment resulted in an additional depreciation expense of approximately US$32,400.

Fair Values of Assets and Liabilities Acquired in Business Combinations

The Group is required to recognise separately, at the acquisition date, the identifiable assets, liabilities and contingent liabilities acquired or assumed in the business combination at their fair values, which involves estimates. Such estimates are based on valuation techniques which require considerable judgement in forecasting future cash flows and developing other assumptions.

Impairment of Goodwill

The Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Group to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2005 was US$84,526 (2004: US$0). More details are provided in Note 4.

Site Restoration Provisions

The Group reviews site restoration provisions at each balance sheet date and adjusts them to reflect the current best estimate in accordance with IFRIC 1 "Changes in Existing Decommissioning, Restoration and Similar Liabilities". The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the balance sheet date. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Considerable judgement is required in forecasting future site restoration costs. Future events that may affect the amount required to settle an obligation are reflected in the amount of a provision where there is sufficient objective evidence that they will occur.

In 2005, as a result of a change in the estimated costs and timing of restoration works, the related provision was reduced by U.S. US$8,524.

Post-Employment Benefits

The Group uses actuarial valuation methods for the measurement of present values of post-employment benefit obligations and related current service costs. This involves the use of demographic assumptions about the future characteristics of current and former employees who are eligible for benefits (mortality, both during and after employment, rates of employee turnover, disability and early retirement, etc.) as well as financial assumptions (discount rate, future salary and benefit levels, expected rate of return on plan assets, etc.).

In addition, post-employment benefit obligations were calculated taking into consideration that certain of the Group's subsidiaries plan to discontinue to pay lump-sum amounts at retirement date after 2008-2011.

Allowances

The Group makes allowances for doubtful accounts receivable. Significant judgement is used to estimate doubtful accounts. In estimating doubtful accounts such factors are considered as current overall economic conditions, industry-specific economic conditions, historical and anticipated customer performance. Changes in the economy, industry, or specific customer conditions may require adjustments to the allowance for doubtful accounts recorded in the consolidated financial statements. As of December 31, 2005, 2004 and 2003, allowances for doubtful accounts have been made in the amount of US$49,088, US$27,783 and US$15,003, respectively (Note 12).

The Group makes allowance for obsolete and slow-moving raw materials and spare parts. As of December 31, 2005, 2004 and 2003, allowance for the obsolete and slow-moving items was US$20,725, US$8,386 and US$5,399, respectively (Note 11). In addition, certain finished goods of the Group are carried at net realisable value. Estimates of net realisable value of finished goods are based on the most reliable evidence available at the time the estimates are made. These estimates take into consideration fluctuations of price or cost directly relating to events occurring subsequent to the balance sheet date to the extent that such events confirm conditions existing at the end of the period.

Deferred Income Tax Assets

Deferred tax assets are reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. The estimation of that probability includes judgments based on the expected performance.

Foreign Currency Transactions □

The reporting currency of the Group is the US$ because this is convenient for the major current and potential users of the consolidated financial statements.

The functional currency of the Group's subsidiaries located in the Russian Federation is the Russian rouble (the "rouble"). The functional currency of the subsidiaries located in other countries is the US$, euro or Czech koruna. As at the reporting date, the assets and liabilities of the subsidiaries with the functional currency other than US$, are translated into the presentation currency at the rate of exchange ruling at the balance sheet date, and their income statements are translated at the weighted average exchange rates for the year. The exchange differences arising on the translation are taken directly to a separate component of equity. On disposal of a subsidiary with the functional currency other than US$, the deferred cumulative amount recognised in equity relating to that particular subsidiary is recognised in the income statement.

Transactions in foreign currencies in each subsidiary of the Group are initially recorded in the functional currency at the rate ruling at the date of the transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated income statement.

Basis of Consolidation

SUBSIDIARIES

Subsidiaries, which are those entities in which the Group has an interest of more than 50% of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. Subsidiaries are consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Where necessary, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Group.

ACQUISITION OF SUBSIDIARIES

The purchase method of accounting was used to account for the acquisition of subsidiaries by the Group except for acquisitions made prior to the date of transition to IFRS, which were accounted for in accordance with IFRS 1, as described above.

Prior to March 31, 2004, in accordance with IAS 22 "Business Combinations", identifiable assets and liabilities acquired in a business combination were measured initially at the aggregate of:

(a) the fair value of the identifiable assets and liabilities acquired as at the date of acquisition to the extent of the acquirer's interest obtained in the acquisition; and

(b) the minority's proportion of the pre-acquisition carrying amounts of the identifiable assets and liabilities of the subsidiary.

Beginning March 31, 2004, in accordance with IFRS 3 "Business Combinations", identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The initial accounting for a business combination involves identifying and determining the fair values to be assigned to the acquiree's identifiable assets, liabilities and contingent liabilities and the cost of the combination. If the initial accounting for a business combination can be determined only provisionally by the end of the period in which the combination is effected because either the fair values to be assigned to the acquiree's identifiable assets, liabilities or contingent liabilities or the cost of the combination can be determined only provisionally, the Group accounts for the combination using those provisional values. The Group recognises any adjustments to those provisional values as a result of completing the initial accounting within twelve months of the acquisition date.

Minority interest is that portion of the profit or loss and net assets of subsidiaries attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent. Minority interests at the balance sheet date represents the minority shareholders' portion of the pre-acquisition carrying amounts (for business combinations for which the agreement date is before March 31, 2004) or the fair values (for business combinations for which agreement date is on or after March 31, 2004) of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interests are presented in the consolidated balance sheet within equity, separately from the parent's shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary. Any additional losses are allocated to the Group unless there is a binding obligation of the minority to fund the losses.

For the identifiable assets, liabilities and contingent liabilities initially accounted for at provisional values, the carrying amount of identifiable asset, liability or contingent liability that is recognised or adjusted as a result of completing the initial accounting is calculated as if its fair value or adjusted fair value at the acquisition date had been recognised from that date. Goodwill or any gain recognised when the acquired interest in net fair values of the identifiable assets, liabilities and contingent liabilities exceeds the cost of their acquisition is adjusted from the acquisition date by an amount equal to adjustment to the fair value at the acquisition date of the identifiable asset, liability or contingent liability being recognised or adjusted.

Comparative information presented for the periods before the completion of initial accounting for the acquisition is presented as if the initial accounting had been completed from the acquisition date.

INCREASES IN OWNERSHIP INTERESTS IN SUBSIDIARIES

Increases in ownership interests in subsidiaries prior to January 1, 2004 were accounted for using the purchase method.

Effective January 1, 2004, the differences between the carrying values of net assets attributable to interests in subsidiaries acquired and the consideration given for such increases is either added to additional paid-in capital, if positive, or charged to accumulated profits, if negative, in the accompanying consolidated financial statements.

PURCHASES OF CONTROLLING INTERESTS
IN SUBSIDIARIES FROM ENTITIES UNDER COMMON CONTROL

Purchases of controlling interests in subsidiaries from entities under common control are accounted for using the pooling of interests method.

The assets and liabilities of the subsidiary transferred under common control are recorded in these financial statements at the historical cost of the controlling entity (the "Predecessor"). Related goodwill inherent in the Predecessor's original acquisition is also recorded in these financial statements. Any difference between the total book value of net assets, including the Predecessor's goodwill, and the consideration paid is accounted for in these consolidated financial statements as an adjustment to the shareholders' equity.

These financial statements, including corresponding figures, are presented as if the subsidiary had been acquired by the Group on the date it was originally acquired by the Predecessor.

Investments in Associates ☐

Associates are entities in which the Group generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method of accounting and are initially recognised at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Group's share of net assets of the associate and goodwill impairment charges, if any. The Group's share of its associates' profits or losses is recognised in the income statement and its share of movements in reserves is recognised in equity. However, when the Group's share of losses in an associate equals or exceeds its interest in the associate the Group does not recognise further losses, unless the Group is obligated to make further payments to, or on behalf of, the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates; unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Interest in a Joint Venture ☐

The Group's interest in its joint venture is accounted for under the equity method of accounting whereby an interest in jointly controlled entities is initially recorded at cost and adjusted thereafter for post-acquisition changes in the Group's share of net assets of the joint venture. The income statement reflects the Group's share of the results of operations of the joint venture.

Property, Plant and Equipment ☐

The Group's property, plant and equipment, except for the items acquired prior to December 31, 2001, are stated at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and any impairment in value. Such cost includes the cost of replacing part of plant and equipment when that cost is incurred and recognition criteria are met. As described under Basis of Preparation above, the items of property, plant and equipment acquired prior to January 1, 2002 were accounted for at deemed cost being their fair value at January 1, 2002.

The Group's property, plant and equipment include mining assets, which consist of mineral reserves, mine development and construction costs and capitalised site restoration costs. Mineral reserves represent tangible assets acquired in business combinations. Mine development and construction costs represent expenditures incurred in developing access to mineral reserves and preparations for commercial production, including sinking shafts and underground drifts, roads, infrastructure, buildings, machinery and equipment.

At each balance sheet date management makes an assessment to determine whether there is any indication of impairment of property, plant and equipment. If any such indication exists, management estimates the recoverable amount, which is the higher of an asset's fair value less cost to sell and its value in use. The carrying amount is reduced to the recoverable amount, and the difference is recognised as an expense (impairment loss) in the income statement. An impairment loss recognised for an asset in previous years is reversed if there has been a change in the estimates used to determine the asset's recoverable amount.

Land is not depreciated. Depreciation of property, plant and equipment, except for mining assets, is calculated on a straight-line basis over the estimated useful lives of the assets. The useful lives of items of property, plant and equipment and methods of their depreciation are reviewed, and adjusted as appropriate, at each fiscal year-end. The table below presents the useful lives of items of property, plant and equipment.

	Useful lives (years)	Weighted average useful life (years)
Buildings and constructions	15–60	43
Machinery and equipment	4–45	16
Transport and motor vehicles	7–20	13
Other assets	3–15	5

The Group determines the depreciation charge separately for each significant part of an item of property, plant and equipment.

Depletion of mining assets including capitalised site restoration costs is calculated using the units-of-production method based upon proved developed mineral reserves.

Maintenance costs relating to items of property, plant and equipment are expensed as incurred. Major renewals and improvements are capitalised, and the replaced assets are no longer recognised.

The Group has the title to certain non-production and social assets, primarily buildings and facilities of social infrastructure, which are carried at their recoverable amount of zero. The costs to maintain such assets are expensed as incurred.

Leases □

Finance leases, which transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalised from the commencement of the lease term at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets, which are owned. If there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term or its useful life.

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognised as an expense in the income statement on a straight-line basis over the lease term.

Emission Rights

One of the Group's subsidiaries participates in the programme for emission reductions as established by the Kyoto protocol. Emission rights (allowances) for each compliance period (one year) are issued at the beginning of year, actual emissions are verified after the end of year.

Allowances, whether issued by government or purchased, are accounted for as intangible assets in accordance with IAS 38 "Intangible Assets". Allowances that are issued for less than fair value are measured initially at their fair value.

When allowances are issued for less than fair value, the difference between the amount paid and fair value is recognised as a government grant. Initially the grant is recognised as deferred income in the balance sheet and subsequently recognised as income on a systematic basis over the compliance period for which the allowances were issued, regardless of whether the allowances are held or sold.

As emissions are made, a liability is recognised for the obligation to deliver allowances equal to emissions that have been made. This liability is a provision that is within the scope of IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" and it is measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date being the present market price of the number of allowances required to cover emissions made up to the balance sheet date.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the carrying amount of the investments in associates. Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is not amortised but is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate that the carrying amount may be impaired. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where the recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognised.

Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

Negative goodwill represents the excess of the fair value of the Group's share of the net assets acquired over the cost of acquisition. As described in Changes in Accounting Policies above, in accordance with the transitional provisions of IFRS 3, on January 1, 2005 the Group ceased to recognise negative goodwill in the consolidated balance sheet.

Negative goodwill which arose from business combinations where the agreement date was prior to March 31, 2004 was presented in the same balance sheet classification as goodwill. To the extent that negative goodwill related to expectations of future losses and expenses that were identified in the Group's plan for the acquisition and could be measured reliably, but which did not represent identifiable liabilities, that portion of negative goodwill was recognised in the income statement when the future losses and expenses were recognised. Any remaining negative goodwill, not exceeding the fair values of the non-monetary assets acquired, was recognised in the income statement over the remaining weighted average useful life of depreciable and amortisable assets acquired; negative goodwill in excess of the fair values of those assets was recognised in the income statement immediately.

Negative goodwill relating to business combinations where the agreement date is on or after March 31, 2004 is recognised in the income statement.

Investments

The Group classified its investments into the following categories: financial assets at fair value through profit or loss; loans and receivables; held-to-maturity and available-for-sale. When investments are recognised initially, they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its investments after initial recognition.

Investments that are acquired principally for the purpose of generating a profit from short-term fluctuations in price are classified as held for trading and included in the category "financial assets at fair value through profit or loss". Investments which are included in this category are subsequently carried at fair value; gains or losses on such investments are recognised in income.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity. Held-to-maturity investments are carried at amortised cost using the effective yield method.

Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale; these are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is no longer recognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement. Reversals of impairment losses in respect of equity instruments are not recognised in the income statement. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the income statement.

For investments that are actively traded in organised financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same or discounted cash flow analysis.

All purchases and sales of financial assets under contracts to purchase or sell financial assets that require delivery of the asset within the time frame generally established by regulation or convention in the market place are recognised on the settlement date i.e. the date the asset is delivered by/to the counterparty.

Inventories

Inventories are recorded at the lower of cost and net realisable value. Cost of inventory is determined on the weighted average basis and includes expenditure incurred in acquiring inventories and bringing them to their existing location and condition. The cost of finished goods and work in progress includes an appropriate share of production overheads based on normal operating capacity, but excluding borrowing costs.

Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and estimated costs necessary to make the sale.

Accounts Receivable

Accounts receivable, which generally are short term, are recognised and carried at the original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

Value Added Tax

The tax authorities permit the settlement of sales and purchases value added tax ("VAT") on a net basis.

VAT PAYABLE

VAT is payable to tax authorities upon collection of receivables from customers. VAT on purchases, which have been settled at the balance sheet date, is deducted from the amount payable. In addition, VAT related to sales which have not been settled at the balance sheet date (VAT deferred) is also included in VAT payable. Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

VAT RECOVERABLE

VAT recoverable relates to purchases which have not been settled at the balance sheet date and property, plant and equipment not put into operation. VAT recoverable is reclaimable against VAT related to sales upon payment for the purchases and putting property, plant and equipment into operation.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash at bank and in hand and short-term deposits with an original maturity of three months or less.

Borrowings

Borrowings are initially recognised at the fair value of consideration received, net of directly attributable transaction costs. In subsequent periods, borrowings are measured at amortised cost using the effective interest rate method; any difference between the amount initially recognised and the redemption amount is recognised as interest expense over the period of the borrowings. Borrowing costs are expensed as incurred.

Shareholders' Equity

SHARE CAPITAL

Ordinary shares are classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognised as additional paid-in capital.

DIVIDENDS

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorised for issue.

Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as an interest expense.

Provisions for site restoration costs are capitalised in mining assets within property, plant and equipment.

2. Significant Accounting Policies

Employee Benefits ☐

SOCIAL AND PENSION CONTRIBUTIONS

Defined contributions are made by the Group to the Russian Federation state pension, social insurance, medical insurance and unemployment funds at the statutory rates in force (approximately 24%), based on gross salary payments. The Group has no legal or constructive obligation to pay further contributions in respect of those benefits. Its only obligation is to pay contributions as they fall due. These contributions are expensed as incurred.

POST-EMPLOYMENT BENEFITS

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. In addition, one of the Group's subsidiaries operates a separately administered defined benefit pension scheme. The entitlement to these benefits is usually conditional on both the employee remaining in service up to retirement age and the completion of a minimum service period. The amount of the benefits is stipulated in the collective bargaining agreements.

The liability recognised in the balance sheet in respect of post-employment benefits is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets, together with adjustments for unrecognised actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually using the projected unit credit method. The present value of the benefits is determined by discounting the estimated future cash outflows using interest rates of high-quality government bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related obligations.

Actuarial gains and losses are recognised as income or expense when the cumulative unrecognised actuarial gains or losses for each individual plan exceed 10% of the higher of defined benefit obligation and the fair value of plan assets. The excess of cumulative actuarial gains or losses over the 10% of the higher of defined benefit obligation and the fair value of plan assets are recognised over the expected average remaining working lives of the employees participating in the plan.

OTHER COSTS

The Group incurs employee costs related to the provision of benefits such as health services, kindergartens and other services. These amounts principally represent an implicit cost of employment and, accordingly, have been charged to cost of sales.

Share-based Payment ☐

In 2005, the Group adopted an employee share option plan, under which certain directors and senior executives of the Group receive remuneration in the form of share-based payment transactions, whereby they render services as consideration for equity instruments ('equity-settled transactions').

The cost of equity-settled transactions with non-executive directors and employees is measured by reference to the fair value at the date on which they are granted. The fair value is determined using the Black-Scholes-Merton model, further details of which are given in Note 21. In valuing equity-settled transactions, no account is taken of any conditions, other than conditions of remaining in service up to the vesting date.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity (additional paid-in capital), over the period in which service conditions are fulfilled, ending on the date on which the relevant persons become fully entitled to the award ('the vesting date'). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The income statement charge or credit for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest. Once a share-settled transaction has vested no further accounting entries are made to reverse the cost already charged, even if the instruments that are the subject of the transaction are subsequently forfeited or, in the case of options, are not exercised. In this case, the Group makes a transfer between different components of equity.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share (Note 15).

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred. The following specific recognition criteria must also be met before revenue is recognised:

SALE OF GOODS

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the amount of revenue can be measured reliably.

RENDERING OF SERVICES

Revenue is recognised when services are rendered.

INTEREST

Interest is recognised using the effective interest method.

DIVIDENDS

Revenue is recognised when the shareholders' right to receive the payment is established.

RENTAL INCOME

Rental income is accounted for on a straight-line basis over the lease term on ongoing leases.

Deferred Income Tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax basis of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3. Segment Information

The Group's major business segments are steel production and mining. The steel production segment includes production of steel and related products at the three iron and steel mills. The mining segment includes ore and coal mining and enrichment. The mining segment does not meet the criteria of a reportable segment under IFRS, because the majority of revenues of the mining segment are earned in intergroup transactions. Despite this fact, Management has designated the mining segment as a reportable segment based on the future plans to develop this business segment.

The following tables present revenue and profit information and certain asset and liability information regarding business segments for the years ended December 31, 2005, 2004 and 2003:

	Steel production	Mining	Other operation	Eliminations	Total
					(thousands of US$)
YEAR ENDED DECEMBER 31, 2005					
Revenue					
Sales to external customers	6,133,506	147,072	227,505	–	6,508,083
Inter-segment sales	87,561	842,015	417,017	(1,346,593)	–
Total revenue	6,221,067	989,087	644,522	(1,346,593)	6,508,083
Result					
Segment result	1,310,836	259,059	33,818		1,603,713
Unallocated expenses					(19,221)
Profit from operations					1,584,492
Share of profits/(losses) of joint ventures and associates	805	43,921	114		44,840
Other income/(expenses), net					(110,244)
Income tax expense					(476,467)
Net profit					1,042,621
Assets and liabilities					
Segment assets	4,179,378	949,230	203,609		5,332,217
Investments in joint ventures and associates	1,634	891,936	–		893,570
Unallocated assets					425,128
Total assets					6,650,915
Segment liabilities	1,416,991	180,744	127,769		1,725,504
Unallocated liabilities					2,040,534
Total liabilities					3,766,038
Other segment information					
Additions to property, plant and equipment	611,255	124,510	36,524		772,289
Property, plant and equipment acquired in business combinations	188,891	9,798	–		198,689
Depreciation, depletion and amortisation	(189,811)	(53,832)	(12,593)		(256,236)
Impairment of assets	(330)	(971)	–		(1,301)

	Steel production	Mining	Other operation	Eliminations	Total
					(thousands of US$)
YEAR ENDED DECEMBER 31, 2004					
Revenue					
Sales to external customers	5,726,069	116,409	90,643	–	5,933,121
Inter-segment sales	82,972	494,365	254,195	(831,532)	–
Total revenue	5,809,041	610,774	344,838	(831,532)	5,933,121
Result					
Segment result	1,742,283	91,767	6,368		1,840,418
Unallocated expenses					(3,835)
Profit from operations					1,836,583
Share of profits/(losses) of joint ventures and associates	–	43,141	(104)		43,037
Other income/(expenses), net					(157,443)
Income tax expense					(377,289)
Net profit					1,344,888
Assets and liabilities					
Segment assets	3,027,897	779,795	163,674		3,971,366
Investments in joint ventures and associates	1,237	195,017	396		196,650
Unallocated assets					85,245
Total assets					4,253,261
Segment liabilities	1,112,285	213,256	108,144		1,433,685
Unallocated liabilities					852,953
Total liabilities					2,286,638
Other segment information					
Additions to property, plant and equipment	487,924	47,961	97,099		632,984
Property, plant and equipment acquired in business combinations	–	532,496	–		532,496
Depreciation, depletion and amortisation	(164,545)	(30,517)	(6,878)		(201,940)
Impairment of assets	(75)	–	(1,291)		(1,366)

	Steel production	Mining	Other operation	Eliminations	Total
					(thousands of US$)
YEAR ENDED DECEMBER 31, 2003					
Revenue					
Sales to external customers	2,042,156	60,377	65,456	–	2,167,989
Inter-segment sales	17,933	171,632	31,973	(221,538)	–
Total revenue	2,060,089	232,009	97,429	(221,538)	2,167,989
Result					
Segment result	335,261	6,903	(1,922)		340,242
Unallocated expenses					(4,594)
Profit from operations					335,648
Share of losses of associates	–	–	(121)		(121)
Other income/(expenses), net					(7,710)
Income tax expense					(74,873)
Net profit					252,944
Assets and liabilities					
Segment assets	1,864,661	171,577	51,486		2,087,724
Investments in joint ventures and associates	1,413	–	2,210		3,623
Unallocated assets					140,490
Total assets					2,231,837
Segment liabilities	334,393	78,240	27,462		440,095
Unallocated liabilities					1,232,613
Total liabilities					1,672,708
Other segment information					
Additions to property, plant and equipment	234,150	14,184	5,420		253,754
Property, plant and equipment acquired in business combinations	–	–	22,673		22,673
Depreciation, depletion and amortisation	(158,335)	(7,735)	(3,507)		(169,577)
Impairment of assets	(5,068)	–	(431)		(5,499)

Distribution of the Group's revenues by geographical area based on the location of customers for the years ended December 31 was as follows:

	2005	2004	2003
		(thousands of US$)	
Russia	3,889,099	3,288,123	1,561,789
Taiwan	522,257	806,674	95,935
Thailand	476,731	457,574	53,136
Vietnam	211,465	213,000	37,873
Iran	203,486	195,456	47,320
Philippines	197,992	214,655	69,957
China	175,977	339,021	178,356
Korea	166,260	213,292	45,095
Italy	113,248	24,088	11,331
USA	86,941	8,229	3,116
Kazakhstan	80,384	36,561	17,935
Other countries	384,243	136,448	46,146
	6,508,083	5,933,121	2,167,989

Carrying amounts of the Group's assets by geographical area in which the assets are located at December 31 were as follows:

	2005	2004	2003
			(thousands of US$)
Russia	4,990,392	3,439,893	1,736,854
Other countries	1,660,523	813,368	494,983
	6,650,915	4,253,261	2,231,837

In 2005, 2004 and 2003, substantially all the additions to the Group's property, plant and equipment related to the Russian operations of the Group.

4. Acquisitions and Increases of Ownership Interests in Subsidiaries

NTMK

In the years ended December 31, 2003 and 2002, the Group acquired minority interests in NTMK (32.64% ownership interest) for an aggregate cash consideration of US$35,238. These acquisitions were accounted for as step acquisitions and the Group has recorded negative goodwill of US$90,962. Through December 31, 2004, the amount of negative goodwill was amortised over the remaining average useful life of the identifiable depreciable assets acquired (13.5-15.5 years). On January 1, 2005, the Group ceased recognition of negative goodwill in the balance sheet (Note 2).

In the years ended December 31, 2005 and 2004, the Group acquired additional minority interests in NTMK (11.94% and 6.09% ownership interest, respectively) for cash consideration of US$235,861 and US$47,980, respectively. The excess of the amounts of consideration over the carrying value of minority interest acquired amounting to US$74,991 and US$8,466, respectively, was charged to accumulated profits.

ZAPSIB

In the years ended December 31, 2003 and 2002, the Group acquired minority interests in ZapSib (56.58% ownership interest) for an aggregate cash consideration of US$80,393. These acquisitions were accounted for as step acquisitions and the Group has recorded negative goodwill of US$33,025. Through December 31, 2004, the amount of negative goodwill was amortised over the remaining average useful life of the identifiable depreciable assets acquired (10–12 years). On January 1, 2005, the Group ceased recognition of negative goodwill in the balance sheet (Note 2).

In the years ended December 31, 2005 and 2004, the Group acquired additional minority interests in ZapSib (2.08% and 1.23% ownership interest, respectively) for cash consideration of US$41,154 and US$9,323, respectively. In the years ended December 31, 2005 and 2004, the excess of the amounts of consideration over the carrying values of minority interests acquired amounting to US$23,122 and US$3,662, respectively, was charged to accumulated profits, and the excess of the carrying values of minority interests acquired over consideration amounting to US$0 and US$587, respectively, was included in additional paid-in capital.

NMTP

On February 15, 2003, the Group acquired a 24.48% ownership interest in OAO Nakhodka Commercial Sea Port ("NMTP") for US$3,815. Prior to this date, the Group had accumulated a 35.47% ownership interest in NMTP for an aggregate cash consideration of US$6,364, resulting in the recognition of negative goodwill of

US$5,045.

The acquisition on February 15, 2003 provided the Group a controlling interest and, as a result, the financial position and the results of operations of NMTP have been included in the Group's consolidated financial statements as of this date. Prior to February 15, 2003, NMTP was accounted for under the equity method.

The table below sets out the fair values of NMTP's assets and liabilities at the date of acquisition:

	February 15, 2003
	(thousands of US$)
Property, plant and equipment	22,705
Other non-current assets	3,154
Inventories	1,621
Accounts and notes receivable	4,805
Other current assets	3,830
Cash	1,852
Total assets	37,967
Non-current liabilities	710
Deferred income tax liabilities	414
Current liabilities	3,982
Total liabilities	5,106
Net assets	32,861
Fair value of net assets attributable to 24.48% ownership interest	8,044
Less: purchase consideration	(3,815)
Negative goodwill on acquisition of 24.48% ownership interest	4,229
Negative goodwill recognised on acquisitions prior to February 15, 2003	5,045
Total negative goodwill at February 15, 2003	9,274

NMTP's net loss for the period from February 15, 2003 to December 31, 2003 amounted to US$2,562.

In the period from February 15, 2003 to December 31, 2003, the Group acquired an additional 31.56% ownership interests in NMTP for a consideration of US$6,374. These acquisitions were accounted for as step acquisitions and the Group has recorded additional negative goodwill of US$4,473. Through December 31, 2004, the amount of negative goodwill was amortised over the remaining average useful life of the identifiable depreciable assets acquired (9 years). On January 1, 2005, the Group ceased recognition of negative goodwill in the balance sheet (Note 2).

In the year ended December 31, 2005, the Group acquired additional minority interests in NMTP (2.10%) for cash consideration of US$240. The excess of the carrying values of minority interests acquired over consideration amounting to US$396 was included in additional paid-in capital.

KACHKANARSKY MINING-AND-PROCESSING INTEGRATED WORKS

On May 21, 2004, the Group acquired 83.59% of the ordinary shares in Kachkanarsky Mining-and-Processing Integrated Works ("KGOK") for US$190,311. In addition, as part of the acquisition cost, the Group purchased restructured debts of KGOK with a fair value of US$20,595 for US$44,264. As a result, the financial position and the results of operations of KGOK were included in the Group's consolidated financial statements beginning May 21, 2004.

The table below sets out the fair values of KGOK's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	May 21, 2004
	(thousands of US$)
Property, plant and equipment	337,053
Other non-current assets	3,983
Inventories	17,140
Accounts and notes receivable	66,342
Cash	2,271
Total assets	426,789
Non-current liabilities	35,722
Deferred income tax liabilities	68,155
Current liabilities	66,924
Total liabilities	170,801
Net assets	255,988
Fair value of net assets attributable to 83.59% ownership interest	213,980
Purchase consideration	213,980

KGOK's net profit for the period from May 21, 2004 to December 31, 2004 amounted to US$58,220.

Subsequent to the acquisition date, in 2004, the Group acquired an additional 14.04% ownership interest in KGOK for US$31,256. The excess of the carrying value of minority interest over the amount of consideration amounting to US$11,420 was recorded in additional paid-in capital.

In 2005, the Group acquired additional minority interests in KGOK (0.08%) for cash consideration of US$791. The excess of the amounts of consideration over the carrying value of minority interest acquired amounting to US$532 was charged to accumulated profits.

KUZNETSKY MINING-AND-PROCESSING INTEGRATED WORKS

In February 2004, the Group acquired a production complex from OOO Centerprom-MT for US$8,085. The production complex consisted of items of property, plant and equipment, which were previously owned by OOO Kuznetsky Mining-and-Processing Integrated Works ("KuzGOK"). The production complex acquired represents a business and was accounted for as a business combination in accordance with IAS 22. Identifiable assets and liabilities of the production complex were measured at fair value on the date of acquisition. In September 2004, the Group acquired 100% ownership interest in KuzGOK, for US$1. KuzGOK had licenses for iron ore reserves being mined using the assets of the production complex acquired.

The financial position and results of operations of the production complex and KuzGOK were included in the Group's consolidated financial statements beginning February 19, 2004 and September 30, 2004, as the Group exercised control over their operations since these dates.

For accounting purposes, the acquisitions of the production complex and ownership interest in KuzGOK were accounted for as a single business combination. The table below sets out the fair values of identifiable assets and liabilities of the production complex and KuzGOK at the dates of acquisitions:

	February 19, 2004	September 30, 2004	Total
		(thousands of US$)	
Property, plant and equipment	87,943	8,315	96,258
Inventories	–	2,743	2,743
Accounts and notes receivable	–	20,494	20,494
Cash	–	7	7
Total assets	87,943	31,559	119,502
Non-current liabilities	2,293	1,178	3,471
Deferred income tax liabilities	19,063	–	19,063
Current liabilities	–	51,843	51,843
Total liabilities	21,356	53,021	74,377
Net assets/(liabilities)	66,587	(21,462)	45,125
Purchase consideration	8,085	1	8,086
Total goodwill/(negative goodwill)	(58,502)	21,463	(37,039)

The acquired production complex was vertically integrated into the Group. As a result, it is impracticable for the Group to disclose the acquiree's profit or loss for the period from February 19, 2004 to December 31, 2004.

Through December 31, 2004, the amount of negative goodwill was amortised over the remaining average useful life of identifiable depreciable assets acquired (20 years). On January 1, 2005, the Group ceased recognition of negative goodwill in the balance sheet (Note 2).

SHEREGESHSKOE AND IRBINSKOE ORE DEPOSITS

In July 2004, the Group acquired production complexes of OAO Sheregeshskoe Rudoupravlenie ("Sheregeshskoe Ore Deposit") and OAO Irbinskoe Rudoupravlenie ("Irbinskoe Ore Deposit") on open auctions for cash considerations of US$2,996 and US$3,053, respectively. The production complexes acquired represent businesses and therefore their acquisitions were accounted for as business combinations in accordance with IFRS 3. Identifiable assets, liabilities and contingent liabilities of the production complexes were measured at fair value on the dates of acquisitions.

The financial position and results of operations of Sheregeshskoe and Irbinskoe Ore Deposits were included in the Group's consolidated financial statements from July 30, 2004, as the Group exercised control over their operations from that date.

The table below sets forth the fair values of Sheregeshskoe Ore Deposit identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	July 30, 2004
	(thousands of US$)
Property, plant and equipment	37,991
Inventories	798
Accounts and notes receivable	324
Total assets	39,113
Non-current liabilities	1,216
Deferred income tax liabilities	9,946
Total liabilities	11,162
Net assets	27,951
Purchase consideration	2,996
Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition recognised in the income statement	(24,955)

The table below sets forth the fair values of Irbinskoe Ore Deposit's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	July 30, 2004
	(thousands of US$)
Property, plant and equipment	37,262
Inventories	704
Accounts and notes receivable	2,729
Total assets	40,695
Non-current liabilities	850
Deferred income tax liabilities	10,418
Total liabilities	11,268
Net assets	29,427
Purchase consideration	3,053
Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition recognised in the income statement	(26,374)

The acquired production complexes were vertically integrated into the Group. As a result, it is impracticable for the Group to disclose the acquirees' profit or loss for the period from July 30, 2004 to December 31, 2004

MASTERCROFT

On June 1, 2005, the Group acquired a 4.17% interest in Mastercroft for cash consideration of US$124,000. The excess of the amount of consideration over the carrying value of that minority interest amounting to US$31,944 was charged to accumulated profits.

LDPP

On June 30, 2005, the Group acquired additional minority interest of 30.10% in OAO Large Diameter Pipe Plant ("LDPP") for cash consideration of US$12,598. The excess of the amount of the carrying value of minority interest over consideration amounting to US$1,383 was included in additional paid-in capital.

PALINI & BERTOLI S.P.A.

On August 11, 2005, the Group acquired a 75% plus one share ownership interest in Clama S.r.l. ("Clama"). Clama owns 100% of the share capital of Palini & Bertoli S.p.A. ("Palini"), an Italian rolling mill. Purchase consideration for both companies amounted to US$118,722, including transaction costs of US$2,736 and fair value of a put/call option of US$3,676. Under the put/call option agreement, the minority shareholders in Clama have a put option, and the Group has a corresponding call option, exercisable in the period of 2007-2010, in respect of 25% minus one share ownership interest in Clama.

As a result, the financial position and the results of operations of both Clama and Palini were included in the Group's consolidated financial statements beginning August 11, 2005.

The table below sets forth the fair values of Clama's consolidated identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	August 11, 2005
	(thousands of US$)
Property, plant and equipment	47,365
Deferred tax asset	4,132
Inventories	51,704
Accounts and notes receivable	63,543
Cash	72
Total assets	166,816
Non-current liabilities	1,686
Deferred income tax liabilities	8,722
Current liabilities	120,519
Total liabilities	130,927
Net assets	35,889
Fair value of net assets attributable to 75% plus one share ownership interest	26,917
Purchase consideration	118,722
Goodwill as of August 11, 2005	91,805
Translation difference	(7,279)
Goodwill as of December 31, 2005	$ 84,526

Clama's consolidated net profit for the period from August 11, 2005 to December 31, 2005 amounted to US$8,579.

The acquisition of Palini was accounted for based on provisional values as the subsidiary, as of the date of authorisation of issue of these financial statements, has not completed valuation of assets in accordance with IFRS 3.

VITKOVICE STEEL

On November 14, 2005, the Group acquired a 98.96% ownership interest in Vitkovice Steel ("Vitkovice"), a rolling mill, located in the Czech Republic, for cash consideration of US$298,084, including transaction costs of US$15,146.

As a result, the financial position and the results of operations of Vitkovice were included in the Group's consolidated financial statements beginning November 14, 2005. The table below sets forth the fair values of Vitkovice's consolidated identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	November 14, 2005
	(thousands of US$)
Property, plant and equipment	130,442
Deferred tax asset	2,759
Other non-current assets	25,612
Inventories	96,717
Accounts and notes receivable	109,523
Other current assets	2,237
Cash	88,957
Total assets	456,247
Non-current liabilities	643
Current liabilities	145,359
Total liabilities	146,002
Net assets	310,245
Fair value of net assets attributable to 98.96% ownership interest	307,018
Purchase consideration	298,084
Excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition recognised in the income statement	(8,934)

Vitkovice's consolidated net loss for the period from November 14, 2005 to December 31, 2005 amounted to US$4,317.

The acquisition of Vitkovice was accounted for based on provisional values as the subsidiary, as of the date of authorisation of issue of these financial statements, has not completed valuation of assets in accordance with IFRS 3.

OTHER ACQUISITIONS

In 2005, the Group purchased 100% ownership interest in OOO Mine 12 ("Mine 12") and OAO Zapadno-Sibirskoye Geologicheskoye Upravlenie ("ZSGU"). In addition, the Group acquired the assets and the business of OOO Nizhnesaldinsky Metallurgical Plant. The excess of fair value of identifiable assets, liabilities and contingent liabilities acquired over consideration amounting to US$6,281 was included in the income statement. Goodwill of US$971 was determined as impaired and included in impairment of assets in the accompanying income statement for the year ended December 31, 2005.

DISCLOSURE OF OTHER INFORMATION IN RESPECT OF BUSINESS COMBINATIONS

It is impracticable to determine revenues and net profit of the combined entity for each year presented on the assumption that all business combinations effected during each year had occurred at the beginning of the respective year.

NEGATIVE GOODWILL

The table below presents a reconciliation of the carrying amount of negative goodwill at December 31, 2005, 2004 and 2003:

	Gross book value	Accumulated amortisation	Total
			(thousands of US$)
At December 31, 2002	(358,386)	17,855	(340,531)
Negative goodwill previously recognised in investments under the equity method	(5,045)	343	(4,702)
Negative goodwill recognised on acquisitions	(23,974)	–	(23,974)
Amortisation	–	26,271	26,271
Translation difference	(6,048)	310	(5,738)
At December 31, 2003	(393,453)	44,779	(348,674)
Negative goodwill recognised on acquisitions	(37,039)	–	(37,039)
Amortisation	–	28,012	28,012
Translation difference	(5,488)	577	(4,911)
At December 31, 2004	(435,980)	73,368	(362,612)
Change in accounting policies: derecognition of negative goodwill	435,980	(73,368)	362,612
At January 1, 2005 and December 31, 2005	–	–	–

As described in Changes in Accounting Policies above, in accordance with the transitional provisions of IFRS 3, on January 1, 2005 the Group ceased to recognise negative goodwill in the consolidated balance sheet.

GOODWILL

The table below presents movement in the carrying amount of goodwill during the year ended December 31, 2005.

	Carrying amount
	(thousands of US$)
At December 31, 2004	–
Goodwill recognised on acquisitions of subsidiaries (Note 4)	92,776
Impairment of goodwill (Note 4)	(971)
Translation difference	(7,279)
At December 31, 2005	84,526

The carrying value of goodwill of €71,650,000 (US$84,526 at the exchange rate as of December 31, 2005) relates to the acquisition of Clama and Palini in 2005. The recoverable amount of goodwill was based on value in use determined based on future cash flow analysis covering an eight-year period and a discount rate of 14.8% per annum. For periods beyond this eight year projection a zero terminal value was assumed. The calculations have used the following key assumptions:

- Expected commodity prices of steel plates in the range from €430 to €470;
- Plant cost per ton for the production of steel plates was adjusted for inflationary increases of 2% for 2006 onwards.

The above mentioned goodwill will not be impaired unless the above noted assumptions change substantially.

5. Revenues and Expenses

Revenue from sales of goods and cost of revenues included non-monetary exchanges of dissimilar goods for US$0, US$0 and US$239,165 for the years ended December 31, 2005, 2004 and 2003, respectively.

Cost of revenues, distribution costs, administrative expenses and social infrastructure maintenance expenses include the following for the years ended December 31:

	2005	2004	2003
			(thousands of US$)
Cost of inventories recognised as expense	2,509,203	2,299,722	891,466
Staff costs, including social security taxes	769,188	591,771	288,218
Depreciation, depletion and amortisation	242,908	196,302	145,872

GAIN ON FINANCIAL ASSETS

Gain on financial assets in the year ended December 31, 2004 represents gain on re-measurement of 19.145% of shares in ZAO Raspadskaya to fair value. This gain was realised when these shares were contributed into a joint venture (Note 8).

OTHER NON-OPERATING LOSS

Other non-operating loss for the year ended December 31, 2005 includes US$10,000 paid to the government of Georgia as a non-refundable prepayment for the acquisition of ownership interest in JSC Chiaturmanganum and JSC Vartsikhe GES. The Group planned to acquire a 63.08% interest in these entities, but abandoned the project.

6. Income Taxes

Major components of income tax expense for the years ended December 31 were as follows:

	2005	2004	2003
			(thousands of US$)
Current income tax expense	466,564	444,038	111,652
Adjustment in respect of income tax of previous years	7,412	–	–
Deferred income tax expense/(benefit)			
Relating to origination and reversal of temporary differences	2,491	(66,749)	(36,779)
Income tax expense reported in the consolidated income statement	476,467	377,289	74,873

In the years ended December 31, 2005, 2004 and 2003, the Group's income was subject to tax at 24% in the Russian Federation, 10% in Cyprus, and 24% and 11.6% (depending on the type of income) in Switzerland. Ferrotrade Limited has a Taxation Exemption Certificate under which it is currently liable to tax at the fixed annual amount of £225. This certificate is valid through 2010.

The major part of income taxes is paid in the Russian Federation. A reconciliation of income tax expense applicable to profit before income tax using the Russian statutory tax rate of 24% to income tax expense as reported in the Group's consolidated financial statements for the years ended December 31 is as follows:

	2005	2004	2003
			(thousands of US$)
Profit before income tax	1,519,088	1,722,177	327,817
At the Russian statutory income tax rate of 24%	364,581	413,323	78,677
Adjustment in respect of income tax of previous years	7,412	–	–
Effect of non-deductible expenses and other non-temporary differences	55,945	42,340	7,762
Effect of the difference in tax rates on dividend income	(10,510)	–	–
Tax on dividends distributed by the Group's subsidiaries to parent company	44,187	–	–
Effect of the difference in tax rates in countries other than the Russian Federation	(6,507)	(60,349)	(11,566)
Deferred income tax provided for undistributed earnings of the Group's subsidiaries	1,663	16,337	–
Share of profits in joint ventures and associates	(3,051)	(10,263)	–
Excess of interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition	(3,652)	(12,951)	–
Gain on financial assets	–	(13,725)	–
Change in allowance for deferred tax asset	26,399	2,577	–
Income tax expense reported in the consolidated income statement	476,467	377,289	74,873

Deferred income tax assets and liabilities and their movements for the years ended December 31 were as follows:

	2005	Change recognised in income statement	Change due to business combinations	Translation difference	2004	Change recognised in income statement	Change due to business combinations	Translation difference	2003
									(thousands of US$)
Deferred income tax liabilities:									
Property, plant and equipment	237,622	4,865	11,752	(7,215)	228,220	(14,656)	103,025	10,298	129,553
Liabilities under the Settlement Agreements	1,059	(12,673)	–	(854)	14,586	(31,722)	8,669	1,395	36,244
Undistributed earnings of subsidiaries	18,000	1,663	–	–	16,337	16,337	–	–	–
Other	17,114	(24)	3,024	(622)	14,736	7,532	679	3,924	2,601
	273,795	(6,169)	14,776	(8,691)	273,879	(22,509)	112,373	15,617	168,398
Deferred income tax assets:									
Tax losses available for offset	29,871	25,577	1,835	(118)	2,577	2,577	–	–	–
Accrued liabilities	24,260	2,774	723	1,090	19,673	13,135	(2,578)	1,065	8,051
Accounts receivable	14,677	4,333	290	(1,833)	11,887	2,541	5,255	667	3,424
Other	23,584	(14,945)	6,972	329	31,228	28,564	624	287	1,753
	92,392	17,739	9,820	(532)	65,365	46,817	3,301	2,019	13,228
Valuation allowance	(28,774)	(26,399)	–	202	(2,577)	(2,577)	–	–	–
	63,618	(8,660)	9,820	(330)	62,788	44,240	3,301	2,019	13,228
Net deferred income tax asset	17,002	7,069	6,891	(348)	3,390	3,465	–	(75)	–
Net deferred income tax liability	227,179	9,560	11,847	(8,709)	214,481	(63,284)	109,072	13,523	155,170

As of December 31, 2005, 2004 and 2003, deferred income taxes have been provided for undistributed earnings of the Group's subsidiaries amounting to US$464,725, US$273,268 and US$0, respectively, as management intended to dividend these amounts. Management does not intend to distribute other earnings in the foreseeable future.

The current tax rate for dividends income in respect of the Group's subsidiaries varies from 0% to 10%.

In the context of the Group's current structure, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies, except for the companies registered in Cyprus where group relief can be applied. As of December 31, 2005, the unused tax losses carry forward approximated to US$155,513. The Group recognised deferred tax asset of US$4,319 in respect of unused tax losses. Deferred tax asset in the amount of US$25,552 has not been recorded as it is not probable that sufficient taxable profit will be available in the foreseeable future to offset these losses. Tax losses of US$139,313 for which deferred tax asset was not recognised arose in companies registered in Luxembourg, Cyprus and Russia. Losses in the amount of US$119,283 are available indefinitely for offset against future taxable profits of the companies in which the losses arose and US$20,030 will expire during 2012-2015.

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following as of December 31:

	2005	2004	2003
		(thousands of US$)	
Cost:			
Land	57,259	53,250	26,239
Buildings and constructions	814,503	662,182	274,324
Machinery and equipment	1,590,924	1,276,433	935,563
Transport and motor vehicles	185,732	143,970	20,996
Mining assets	313,950	284,244	169,838
Other assets	57,456	46,204	29,292
Assets under construction	671,036	499,430	242,961
	3,690,860	2,965,713	1,699,213
Accumulated depreciation, depletion and amortisation:			
Buildings and constructions	(98,669)	(70,568)	(40,367)
Machinery and equipment	(531,497)	(440,467)	(276,526)
Transport and motor vehicles	(30,644)	(13,080)	(5,187)
Mining assets	(33,714)	(14,488)	(6,755)
Other assets	(27,918)	(18,804)	(10,912)
	(722,442)	(557,407)	(339,747)
Government grants:			
Machinery and equipment, net	(8,228)	(9,377)	(9,628)
	2,960,190	2,398,929	1,349,838

Assets under construction include prepayments to constructors and suppliers of property, plant and equipment in the amount of US$126,557, US$137,489 and US$74,027 as of December 31, 2005, 2004 and 2003, respectively.

The movement in property, plant and equipment for the year ended December 31, 2005 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
								(thousands of US$)
At December 31, 2004 cost, net of accumulated depreciation and government grants	53,250	591,614	826,589	130,890	269,756	27,400	499,430	2,398,929
Reclassifications	–	16,849	(16,866)	–	–	17	–	–
Additions	951	257	5,054	18,231	16,821	3,417	727,558	772,289
Assets acquired in business combination	11,798	71,422	96,820	2,558	9,252	1,065	5,774	198,689
Assets put into operation	1,117	106,539	366,138	26,906	18,881	9,719	(529,300)	–
Disposals	(523)	(12,740)	(18,001)	(2,228)	–	(559)	(10,599)	(44,650)
Depreciation & depletion charge	–	(34,734)	(177,627)	(18,136)	(15,341)	(10,398)	–	(256,236)
Amortisation of government grants	–	–	826	–	–	–	–	826
Change in site restoration provision	–	–	–	–	(8,524)	–	–	(8,524)
Impairment loss	(7,111)	–	–	–	–	–	(290)	(7,401)
Translation difference	(2,223)	(23,373)	(31,734)	(3,133)	(10,609)	(1,123)	(21,537)	(93,732)
At December 31, 2005, cost, net of accumulated depreciation and government grants	57,259	715,834	1,051,199	155,088	280,236	29,538	671,036	2,960,190

The movement in property, plant and equipment for the year ended December 31, 2004 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
								(thousands of US$)
At December 31, 2003, cost, net of accumulated depreciation and government grants	26,239	233,957	649,409	15,809	163,083	18,380	242,961	1,349,838
Additions	21,214	5,467	5,581	84,612	9,555	3,228	503,327	632,984
Assets acquired in business combination	3,942	322,845	52,539	24,952	95,973	994	31,251	532,496
Assets put into operation	61	32,854	222,459	11,108	–	11,398	(277,880)	–
Disposals	(4)	(2,865)	(3,641)	(650)	–	(899)	(21,967)	(30,026)
Depreciation & depletion charge	–	(29,339)	(146,461)	(8,637)	(10,354)	(7,149)	–	(201,940)
Amortisation of government grants	–	–	811	–	–	–	–	811
Impairment loss	–	–	–	–	(1,701)	–	(127)	(1,828)
Translation difference	1,798	28,695	45,892	3,696	13,200	1,448	21,865	116,594
At December 31, 2004, cost, net of accumulated depreciation and government grants	53,250	591,614	826,589	130,890	269,756	27,400	499,430	2,398,929

The movement in property, plant and equipment for the year ended December 31, 2003 was as follows:

	Land	Buildings and constructions	Machinery and equipment	Transport and motor vehicles	Mining assets	Other assets	Assets under construction	Total
								(thousands of US$)
At December 31, 2002, cost, net of accumulated depreciation and government grants	15,844	214,675	667,831	6,926	145,486	15,859	107,761	1,174,382
Additions	7,863	11,797	25,345	2,708	10,627	4,186	191,228	253,754
Assets acquired in business combination	1,059	4,001	15,449	1,860	–	134	170	22,673
Assets put into operation	34	6,611	31,134	6,058	–	3,436	(47,273)	–
Disposals	–	(904)	(3,410)	(48)	–	(625)	(19,676)	(24,663)
Depreciation & depletion charge	–	(19,201)	(137,846)	(2,546)	(4,862)	(5,883)	–	(170,338)
Amortisation of government grants	–	–	761	–	–	–	–	761
Impairment loss	–	–	–	–	–	–	(4,094)	(4,094)
Translation difference	1,439	16,978	50,145	851	11,832	1,273	14,845	97,363
At December 31, 2003, cost, net of accumulated depreciation and government grants	26,239	233,957	649,409	15,809	163,083	18,380	242,961	1,349,838

As of December 31, 2005, 2004 and 2003, certain items of production equipment with an approximate carrying value of US$155,838, US$95,802 and US$103,172, respectively, were pledged to banks as collateral against loans to the Group (Notes 16).

In addition, the Group pledged property, plant and equipment with an approximate carrying value of US$0, US$0 and US$12,752 as of December 31, 2005, 2004 and 2003, respectively, in respect of loans received by the Group's related parties.

8. Investments in Joint Ventures and Associates

Investments in joint ventures and associates were as follows as of December 31:

	Business activity	Percentage holding	2005	2004	2003
					(thousands of US$)
Investment in a joint venture:					
Corber Enterprises Limited	Coal mining	50.00%	229,155	194,712	–
Investments in associates:					
ZAO Yuzhkuzbassugol	Coal mining	50.00%	662,521	–	–
Other associates			1,894	1,938	3,468
			893,570	196,650	3,468

CORBER ENTERPRISES LIMITED

On March 10, 2004, as part of a joint venture agreement, the Group acquired a 50% ownership interest in Corber Enterprises Limited ("Corber"), a joint venture created for the purpose of exercising joint control over economic activities of Raspadskaya Mining Group and other Corber subsidiaries. At the date of acquisition, Corber owned 72.03% of ordinary shares in ZAO Raspadskaya, one of the largest coal mines in the Russian Federation. The Group's consideration in exchange for the ownership interest in Corber was US$139,651 including a cash payment of US$61,800, the issuance of 6% interest-bearing promissory notes of Mastercroft Mining with total nominal value of US$19,200 payable not earlier than March 10, 2006 and a contribution of 88,016 (19.15%) ordinary shares in ZAO Raspadskaya with a carrying value of US$58,651.

The table below sets forth the fair values of Corber's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	March 10, 2004
	(thousands of US$)
Mineral reserves	269,960
Other property, plant and equipment	176,723
Other non-current assets	1,139
Inventories	11,000
Accounts and notes receivable, net	33,373
Other current assets	1,294
Cash	5,644
Total assets	499,133
Non-current liabilities	16,564
Deferred income tax liabilities	82,100
Current liabilities	27,387
Total liabilities	126,051
Minority interests	36,988
Net assets	336,094
Fair value of net assets attributable to 50% effective interest	168,047
Negative goodwill	(28,396)
Consideration paid	139,651

The Group accounted for the investment in Corber under the equity method.

The table below sets forth Corber's assets and liabilities as of December 31:

	2005	2004
	(thousands of US$)	
Mineral reserves	246,381	266,758
Other property, plant and equipment	298,622	234,818
Other non-current assets	3,731	612
Inventories	18,552	12,681
Accounts and notes receivable, net	83,171	63,170
Cash	41,750	48,066
Total assets	692,207	626,105
Non-current liabilities	26,067	43,243
Deferred income tax liabilities	76,874	80,060
Current liabilities	113,286	34,758
Total liabilities	216,227	158,061
Minority interests	17,671	23,958
Net assets	458,309	444,086

As of December 31, 2005 and 2004, the Group's effective interest in these assets and liabilities is 50%.

The table below sets forth Corber's income and expenses:

	Year ended December 31, 2005	From March 10, to December 31, 2004
	(thousands of US$)	
Revenue	548,891	363,586
Cost of revenue	(329,733)	(211,952)
Other expenses, including income taxes	(103,296)	(64,499)
Net profit	115,862	87,135
Attributable to:		
Equity holders of the parent entity	112,800	84,152
Minority interests	3,062	2,983
Net profit	115,862	87,135
Share of profits attributable to the Group	56,400	42,076
Amortisation of negative goodwill	–	1,065
Share of profits of a joint venture	56,400	43,141

	Carrying amount
	(thousands of US$)
Investment at March 10, 2004	139,651
Share of profit of a joint venture	43,141
Translation difference	6,403
Additional paid-in capital in respect of acquisition of minority interests (Note 15)	5,517
Investment at December 31, 2004	194,712
Change in accounting policies: derecognition of negative goodwill (Note 2)	27,331
Investment at January 1, 2005	222,043
Share of profit of a joint venture	56,400
Dividends paid	(43,689)
Net gains on available-for-sale financial assets	311
Translation difference	(8,886)
Additional paid-in capital in respect of acquisition of minority interests (Note 15)	2,976
Investment at December 31, 2005	229,155

ZAO YUZHKUZBASSUGOL

On December 30, 2005, the Group acquired a 50% ownership interest in ZAO Coal Company Yuzhkuzbassugol ("Yuzhkuzbassugol") for cash consideration of US$675,000 payable to Crondale Overseas Limited ("Crondale"), an entity under common control with the Group (Note 13). Yuzhkuzbassugol, a closed joint stock company, is a vertically integrated group being one of the largest coal producers in Russia. The Group determined that its ownership interest in Yuzhkuzbassugol represents the purchase of an associate.

The acquisition of Yuzhkuzbassugol was accounted for based on provisional values as the associate, as of the date of authorisation of issue of these financial statements, has not completed preparation of IFRS financial statements.

The table below sets forth the fair values of Yuzhkuzbassugol's identifiable assets, liabilities and contingent liabilities at the date of acquisition:

	December 30, 2005
	(thousands of US$)
Mineral reserves	1,224,886
Other property, plant and equipment	614,534
Investment in an associate	6,767
Other non-current assets	13,790
Inventories	42,372
Accounts and notes receivable, net	80,503
Other current assets	1,752
Cash	11,937
Total assets	1,996,541
Non-current liabilities	106,021
Deferred income tax liabilities	313,013
Current liabilities	238,170
Total liabilities	657,204
Minority interests	14,294
Net assets	1,325,043
Fair value of net assets attributable to 50% effective interest	662,521
Goodwill	12,479
Consideration	675,000

The investment in Yuzhkuzbassugol is accounted for under the equity method.

As of December 31, 2005, the Group tested goodwill for impairment and determined that it was impaired. Impairment loss of US$12,479 was included in share of profits/(losses) of associates in the accompanying consolidated income statement for the year ended December 31, 2005.

9. Cash and Cash Equivalents and Restricted Deposits at Banks

Cash and cash equivalents were denominated in the following currencies as of December 31:

	2005	2004	2003
			(thousands of US$)
Roubles	96,216	64,632	41,767
US$	406,724	227,194	150,327
Euros	75,424	1,121	3,587
Czech Koruna	61,541	–	–
Other	873	–	–
	640,778	292,947	195,681

The above cash and cash equivalents mainly consist of cash at banks.

Restricted deposits at banks were as follows as of December 31:

	2005	2004	2003
			(thousands of US$)
Deposits to secure bank loans	24,644	17,570	22,972
Other	7,221	3,441	–
	31,865	21,011	22,972
Less: deposits with current maturities	(23,794)	(12,441)	(4,850)
	8,071	8,570	18,122

In 2003-2005, the deposits earned interest in the range from 0.98% to 8.50% per annum. The deposits to secure bank loans are mainly denominated in US$.

10. Other Non-Current Assets

Other non-current assets were as follows as of December 31:

	2005	2004	2003
			(thousands of US$)
Deferred income tax assets (Note 6)	17,002	3,390	–
Long-term input VAT	15,784	4,177	5,968
Emission rights	10,184	–	–
Held-to-maturity financial assets	2,773	3,696	1,055
Investments in equities of other companies	2,325	3,010	5,346
Other	12,737	2,084	8,948
	60,805	16,357	21,317

11. Inventories

Inventories, at cost, consisted of the following as of December 31:

	2005	2004	2003
		(thousands of US$)	
Raw materials and spare parts	427,884	390,367	188,440
Work-in-progress	115,200	63,229	34,885
Finished goods:			
at cost	287,444	327,099	266,386
at net realisable value	154,048	35,510	-
	984,576	816,205	489,711
Allowance for obsolete and slow-moving items	(20,725)	(8,386)	(5,399)
	963,851	807,819	484,312

As of December 31, 2005, 2004 and 2003, certain items of inventory with an approximate carrying amount of US$203,570, US$336,348 and US$178,597, respectively, were pledged to banks as collateral against loans provided to the Group (Note 16).

12. Trade and Other Receivables

Trade and other receivables consisted of the following as of December 31:

	2005	2004	2003
		(thousands of US$)	
Trade accounts receivable	402,913	275,189	77,537
Other receivables	20,692	38,341	17,693
	423,605	313,530	95,230
Allowance for doubtful accounts	(49,088)	(27,783)	(15,003)
	374,517	285,747	80,227

13. Related Party Disclosures

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

Amounts owed by/to related parties at December 31 were as follows:

	Amounts due from related parties			Amounts due to related parties		
	2005	2004	2003	2005	2004	2003
						(thousands of US$)
Crondale	–	–	–	275,000	–	–
EAM Group	–	–	–	–	–	7,709
Evrazmetall-Centre	6,001	20,930	–	8,587	–	–
Evrazmetall-Sibir	36,343	21,721	–	18,707	349	–
Evrazmetall-Ural	5,469	–	–	–	–	–
Ferrotrade & Co.	–	–	62,247	–	–	116,514
Ferrotranstrade	2,159	25,453	–	200	4,005	–
Goroblagodatskoye Ore Mine	3,874	7,778	8,679	2	2,456	–
Kuzbassuglepostavka	–	–	–	–	–	19,408
Marteck Shipping	–	–	–	–	7,708	–
Relsy KMK	–	–	2,277	–	–	7,629
SEAR MF	32	3	9,028	2	–	1,766
Other entities	26,422	15,807	65,931	12,281	22,988	65,251
Dividends receivable	14,177	–	–	–	–	–
Short-term loans receivable/payable	96	4,206	16,958	–	47,997	35,253
Liabilities to entities under common control for transfers of ownership interests in subsidiaries	–	–	–	–	32,303	53,431
	94,573	95,898	165,120	314,779	117,806	306,961
Less: allowance for doubtful accounts	(4,620)	(6,582)	(8,837)	–	–	–
Less: amounts due to related parties under Settlement Agreements	–	–	–	–	–	(13,329)
	89,953	89,316	156,283	314,779	117,806	293,632

In addition to the balances and transactions disclosed in this note, loans due to and from related parties are presented separately in the accompanying consolidated balance sheets and in Notes 18 and 23.

Transactions with related parties were as follows for the years ended December 31:

	Sales to related parties			Purchases from related parties		
	2005	2004	2003	2005	2004	2003
						(thousands of US$)
D.E.Metals	–	637	–		12,423	24,629
Evrazmetall-Centre	99,723	105,654	–	99	–	–
Evrazmetall-Chernozemie	18,105	–	–	–	–	–
Evrazmetall-Povolzhie	21,846	–	–	–	–	–
Evrazmetall-Severo-Zapad	19,522	–	–	–	–	–
Evrazmetall-Sibir	122,734	102,660	–	439	–	–
Evrazmetall-Ural	67,402	–	–	129	–	–
Evro-Aziatskaya Energy Company	13,591	117	–	74,981	474	–
Ferrotrade & Co.	–	124,258	484,669	–	–	–
Ferrotranstrade	233	45,585	7,377	1,226	3,483	1,745
KMK- Energo	236	5,538	1,145	1,746	51,597	14,213
UDP Denisovskoye	–	–	–	6,016	–	–
Kuzbassuglepostavka	–	–	6,822	–	–	229,280
Kuznetsk Coal Company	–	10,435	104,471	–	73	142,738
Marteck Shipping	–	7,238	–	40,297	97,528	1,263
PromKhimProduct	–	83,866	–	–	532	–
Raspadsky Ugol	–	–	–	146,971	79,504	–
Relsy KMK	–	–	27,668	–	–	51,451
Steel of KMK	–	21,651	18,042	–	69,814	13,368
Yuzhkuzbassugol	26,035	222	14,609	426,388	287,258	6,122
Other entities	10,702	31,708	12,583	30,523	51,050	24,258
	400,128	539,569	677,386	728,815	653,736	509,067

Crondale is an entity under common control with the Group. Accounts payable to Crondale represent the Group's liabilities for the purchase of 50% share in Yuzhkuzbassugol payable by January 31, 2006 (Note 8). In January 2006, the Group fully repaid its liabilities to Crondale.

ZAO D.E.Metals ("D.E.Metals") became an entity under common control with the Group in 2003. It served as a purchasing agent to the Group.

ZAO EAM Group ("EAM") is an entity under common control with the Group. At December 31, 2003, the Group owed US$7,661 to EAM under the Settlement Agreement.

OOO Evrazmetall-Centre, OOO Evrazmetall-Sibir, OOO Evrazmetall-Ural, OOO Evrazmetall-Povolzhie, OOO Evrazmetall-Severo-Zapad, OOO Evrazmetall-Chernozemie, the entities under common control with the Group, purchase steel products from the Group. In 2005, the Group sold approximately 5.74% of volume of steel products to these entities. The transactions were made on terms equivalent to those that prevail in arm's length transactions.

Evro-Aziatskaya Energy Company, an entity under common control, is an energy generating company. It supplies natural gas, coke-oven gas, steam and electricity to certain subsidiaries of the Group and purchases metal products and materials from the Group.

Ferrotrade & Co. is an entity under common control with the Group. Prior to 2004, Ferrotrade & Co. exported the Group's products from Russia. At the end of 2003, Ferrotrade & Co. discontinued entering into new sales contracts and sold all of its inventories to Ferrotrade Limited, the Group's newly established wholly owned subsidiary. Prior to December 31, 2003, in order to fulfil remaining sales commitments, Ferrotrade & Co. repurchased back from Ferrotrade Limited 521,560 metric tons of steel products at a higher price. The Group did not include these transactions in revenue and cost of revenue. Gain of US$24,433 arising from the resale at a higher price was recognised as a net trading gain in the accompanying consolidated income statement for the year ended December 31, 2003. In 2004, the Group sold to Ferrotrade & Co. 467,479 metric tons of steel products for US$124,258.

OAO Ferrotranstrade ("Ferrotranstrade"), an entity under common control with the Group, acts as the Group's sales agent. In 2004, the Group also sold its steel products to Ferrotranstrade.

KMK-Energo, an entity under common control with the Group, supplied electricity to certain subsidiaries of the Group.

OOO Kuzbassuglepostavka ("Kuzbassuglepostavka"), an entity under common control with the Group, supplied coal to and purchased tolling services from the Group in 2003. In 2004, Kuzbassuglepostavka ceased to be a related party with the Group.

OOO Kuznetsk Coal Company ("Kuznetsk Coal Company"), an entity under common control with the Group, purchased metal products, inventory and services from the Group and sold coke and coal to the Group. In June 2004, Kuznetsk Coal Company ceased to be a related party with the Group.

Marteck Shipping Limited ("Marteck Shipping"), an entity under common control with the Group, provided freight services to the Group. At the end of 2005, Marteck Shipping discontinued entering into new shipping contracts and the business was assumed by the Group. The transactions were made at prevailing market prices at the dates of transactions.

OOO PromKhimProduct ("PromKhimProduct"), an entity under common control with the Group, purchased coke from the Group. In 2004, PromKhimProduct ceased to be a related party with the Group.

OOO Raspadsky Ugol ("Raspadsky Ugol"), a subsidiary of the Group's joint venture, sells coal to the Group. Raspadsky Ugol represents approximately 14% of volume of the Group's coal purchases. In 2005, coal was sold at prevailing market prices at the dates of transactions.

OOO Relsy KMK ("Relsy KMK") was an entity under common control with the Group. Relsy KMK sold metal products and materials to and purchased metal products from the Group. In 2003, the Group acquired property, plant and equipment items for 308,506,799 roubles (US$10,340 at the exchange rate as of the date of acquisitions) from Relsy KMK. In 2003, Relsy KMK ceased to be a related party.

ZAO SEAR MF ("SEAR MF") is an entity under common control with the Group. At December 31, 2003 and 2002, ZapSib owed US$1,562 and 3,681, respectively, to SEAR MF under the Settlement Agreement. In 2004, the Group repaid these liabilities to SEAR MF. The difference between cost and carrying value of the debts amounting to US$10,480 was included in loss on extinguishment of debts in the accompanying consolidated income statement for the year ended December 31, 2004.

OOO Steel of Kuznetsk Steel Plant ("Steel of KMK") was an entity under common control with the Group. In 2004, Steel of KMK provided tolling services related to processing of pig iron to the Group and the Group provided services and sold metal products to Steel of KMK. Steel of KMK ceased to be a related party in July 2004.

Yuzhkuzbassugol, the Group's associate, sells coal to the Group. In 2005, the Group sold coal to processing mills of Yuzhkuzbassugol in connection with an accident at a coal mine. The entity provides approximately 47% of volume of the Group's coal purchases. In 2005, the transactions were made at prevailing market prices at the dates of transactions.

The balances of amounts due to related parties as of December 31, 2004 and 2003 include liabilities to entities under common control for transfers of ownership interests in subsidiaries. As described in Notes 1 and 15, ownership interests in certain subsidiaries were transferred to the Group in transactions with entities under common control with the Group. When the transfer of ownership interest in such subsidiaries actually occurred after December 31, 2003, and the results of operations of such subsidiaries have been included in the accompanying consolidated financial statements from the dates earlier than December 31, 2003, the carrying amounts of net assets of such subsidiaries, net of minority interests, have been included in amounts due to related parties as of December 31, 2004 and 2003.

COMPENSATION TO KEY MANAGEMENT PERSONNEL

Key management personnel totalled 33, 22 and 19 persons as at December 31, 2005, 2004 and 2003, respectively. Total compensation to key management personnel were included in general and administrative expenses in the accompanying income statement and consisted of the following:

	2005	2004	2003
		(thousands of US$)	
Salary	11,214	3,806	1,670
Performance bonuses	11,801	4,802	30
Social security taxes	1,552	622	176
Share-based payments (Note 21)	5,175	–	–
Other benefits	11,750	26,530	–
	41,492	35,760	1,876

14. Taxes Recoverable

Taxes recoverable were denominated in roubles and consisted of the following as of December 31:

	2005	2004	2003
		(thousands of US$)	
Input VAT	383,824	324,571	125,829
Other taxes	93,465	72,962	23,203
	477,289	397,533	149,032

Input VAT, representing amounts payable or paid to suppliers, is recoverable from the tax authorities via offset against VAT payable to the tax authorities on the Group's revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable within one year.

15. Equity

SHARE CAPITAL

As described in Note 1, Evraz Group was formed through a series of transactions between entities under common control with the Group. Prior to the reorganisation of the Group, in which 95.83% of Mastercroft shares were contributed into Evraz Group, share capital of the Group comprised of the share capital of Mastercroft.

Share Capital of Mastercroft

On December 31, 2002, Mastercroft issued 1,966 shares with par value of US$1 each. These shares were paid in cash in 2003.

On May 14, 2003 and October 31, 2003, the Central Bank of Cyprus granted permissions for the additional issue to Crosland of 100,017,700 and 200,000,000 ordinary shares of US$1 each, respectively.

In respect to the shares issued on May 14, 2003, Mastercroft received contributions from Crosland of US$100,018, of which US$14,018 was in cash and US$86,000 was in the form of promissory notes of an entity under common control with the Group. The Group offset its liabilities to that entity under common control against these promissory notes.

In respect of the shares issued on October 31, 2003, Mastercroft called up for payment of US$0.1949 per share out of US$1, being the nominal value of the ordinary share, and received from Crosland cash of US$38,980. As of December 31, 2003, the balance of US$0.8051 has not been called for payment.

In the year ended December 31, 2004, Mastercroft called for payment an additional US$30,000 and received this amount from Crosland. As of December 31, 2004, the balance of US$0.6551 has not been called for payment.

In January 2005, prior to the completion of the Group's reorganisation, Mastercroft called up for payment the remaining US$131,020 for shares issued in 2003 and received this amount from Crosland.

As Mastercroft is a subsidiary of Evraz Group at December 31, 2005 and 2004, the share capital of Mastercroft is eliminated on consolidation.

Share Capital of Evraz Group

As of December 31, 2004, Evraz Group issued 15,500 ordinary shares with par value of €2 each, which resulted in the share capital of €31,000 (US$42 at the exchange rate as of December 31, 2004). As of December 31, 2004, these shares were fully paid. On April 5, 2005, Evraz Group issued additional 107,204,325 ordinary shares with a par value of €2 each in exchange for the contribution of 95.83% of Mastercroft shares. On the same date, the share capital of Evraz Group was reduced by the cancellation of 15,499 ordinary shares with par value of €2 each. As the consideration for these additional shares issued subsequent to year end has been accounted for in the consolidated financial statements as at December 31, 2004, the April 5, 2005 issue of shares will result in a capitalisation of reserves within equity.

On May 17, 2005, the Group's shareholders resolved to increase authorised share capital to €314,408,652 represented by 157,204,326 shares with par value of €2 each.

On June 7, 2005, 29,100,000 global depositary receipts, representing additionally issued 9,700,000 shares with par value of €2 each (totalling US$23,833 at the exchange rate as of June 7, 2005) were placed on the London Stock Exchange for US$421,950. Share premium arising on the share issue amounted to US$375,645, net of transaction costs of US$22,472.

At December 31, 2005 and 2004, the Company's authorised shares comprised of 157,204,326 and 15,500 ordinary shares, respectively, and the Company's issued and paid share capital comprised of 116,904,326 and 15,500 shares, respectively.

Shareholders of Evraz Group are entitled to standard rights provided under the laws of Luxembourg to shareholders of stock companies ("société anonyme"). These rights comprise the right to vote at the shareholders meetings and the right to receive dividends.

EARNINGS PER SHARE

Earnings per share are calculated by dividing the net income attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period.

Diluted earnings per share amounts are calculated by dividing the net profit attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on the conversion of all the potential dilutive ordinary shares into ordinary shares.

As the number of shares has increased as a result of the reorganisation of the Group in transactions between entities under common control, the earnings per share for the years ended December 31, 2005 and 2004 have been calculated based on the assumption that the number of shares issued on April 5, 2005 was outstanding from the beginning of the earliest period presented.

In 2005, share options granted to participants of the Company's Incentive Plan (Note 15) had a dilutive effect. The Group has no other potential dilutive ordinary shares.

The following reflects the income and share data used in the basic and diluted earnings per share computations:

	2005	2004	2003
			(thousands of US$)
Weighted average number of ordinary shares for basic earnings per share	112,731,997	107,204,326	107,204,326
Effect of dilution: share options	132,141	–	–
Weighted average number of ordinary shares adjusted for the effect of dilution	112,864,138	107,204,326	107,204,326
Profit for the year attributable to equity holders of the parent	905,162	1,179,625	204,982
Basic earnings per share	8.03	11.00	1.91
Diluted earnings per share	8.02	11.00	1.91

ACQUISITIONS OF MINORITY INTERESTS BY A JOINT VENTURE

In 2005 and 2004, Corber, the Group's joint venture, acquired additional 1.43% and 4.20% ownership interests, respectively, in Raspadskaya Mining Group, Corber's subsidiary, for cash consideration of US$1,300 and US$5,522, respectively. The 50% of excess of the carrying value of acquired minority interest over the amount of consideration paid by the joint venture amounting to US$2,976 and US$5,517, respectively, was recorded in additional paid-in capital (Note 8).

LEGAL RESERVE

According to the Luxembourg Law, the Company is required to create a legal reserve of 10% of share capital per the Luxembourg statutory accounts by annual appropriations which should be not less than 5% of the annual net profit per statutory financial statements. The legal reserve can be used only in case of a bankruptcy.

SALE OF MINORITY INTEREST

On August 6, 2004, Crosland sold 12,500,000 shares (4.17%) of Mastercroft to a minority shareholder for US$12,500. The Group charged the amount received by Crosland, Mastercroft's parent prior to reorganisation, to accumulated profits as a distribution to shareholders. Difference between the carrying value of that minority interest and the amount of consideration amounting to US$34,885 was recognised by the Group as a loss on sale of minority interest in the accompanying income statement for the year ended December 31, 2004.

ACQUISITIONS OF MINORITY INTERESTS IN SUBSIDIARIES

In 2005 and 2004, the Group acquired minority interests in certain subsidiaries (Note 4). The excess of acquired minority interests over the consideration amounting to US$1,969 and US$20,611, respectively, was recorded as additional paid-in capital and the excess of consideration over the minority interests amounting to US$130,589 and US$12,128, respectively, was charged to accumulated profits.

TRANSFERS OF OWNERSHIP INTERESTS IN SUBSIDIARIES

The legal transfer of ownership interests in certain subsidiaries has been made by entities under common control with the Group in the year ended December 31, 2003. The excess of the amounts paid by the Group to the entities under common control over the historical cost of net assets transferred to the Group amounting to US$24,358 was recorded as a distribution to entities under common control in the accompanying statement of changes in equity for the year ended December 31, 2003.

DISTRIBUTIONS TO ENTITIES UNDER COMMON CONTROL

In 2004, the Group's distributions to entities under common control were US$3,858, representing dividends payable to an entity under common control, which were declared prior to the transfer of ownership interest in a subsidiary to the Group.

DIVIDENDS

On November 19, 2004, directors of Mastercroft approved distribution of dividends in the amount of US$58,000, which represents US$0.19 of dividends per share.

On January 13, 2005, directors of Mastercroft approved distribution of dividends of US$131,000 to Crosland and other shareholders registered as of December 31, 2004, which represents 0.4 US$ of dividends per share.

*In addition, in 2005, certain subsidiaries of the Group declared dividends. The share of minority share*holders in those dividends was US$22,991.

On July 27, 2005, Evraz Group S.A. declared interim dividends of US$200,000 payable to the holders registered on May 31, 2005, which represents US$1.87 of dividends per share.

On November 24, 2005, Evraz Group S.A. distributed interim dividends in the amount of US$192,892 to the shareholders registered as of November 24, 2005, which represents US$1.65 of dividends per share.

16. Loans

	2005	2004	2003
			(thousands of US$)
Russian banks	55,012	110,061	159,991
International banks	1,077,436	688,983	207,990
8.25 per cent notes due 2015	750,000	–	–
10.875 per cent notes due 2009	300,000	300,000	–
8.875 per cent notes due 2006	175,000	175,000	175,000
Bearer coupon debt securities	–	36,038	33,951
Loans provided by other companies	–	859	11,105
Unamortised debt issue costs	(36,398)	(11,669)	(10,109)
Interest payable	29,263	18,772	4,362
	2,350,313	1,318,044	582,290

As of December 31, 2005, 2004 and 2003, total interest bearing loans and borrowings consisted of short-term loans and borrowings in the amount of US$500,206, US$378,583 and US$217,880, respectively, and long-term loans and borrowings in the amount of US$1,857,242, US$932,358 and US$370,157, respectively, including the current portion of long-term liabilities of US$309,324, US$132,596 and US$6,002, respectively.

In 2005, average annual interest rates were 8.2%, 6.1%, 4.1% and 2.8% for short-term loans denominated in roubles, US$, euros and Czech koruna, respectively, and 12.5%, 8.7%, 5.9% for long-term loans denominated in roubles, US$ and euros, respectively.

In 2004, average annual interest rates were 11.1%, 5.0% and 5.0% for short-term loans denominated in roubles, US$ and euros, respectively, and 14.8%, 8.8%, 5.9% for long-term loans denominated in roubles, US$ and euros, respectively.

In 2003, average annual interest rates were 13.0%, 5.8% and 15.0% for short-term loans denominated in roubles, US$ and euros, respectively, and 13.7%, 7.5%, 6.9% for long-term loans denominated in roubles, US$ and euros, respectively.

The liabilities are denominated in the following currencies:

	2005	2004	2003
		(thousands of US$)	
Roubles	17,668	78,828	89,116
US$	1,986,630	1,094,087	463,097
Euros	353,857	156,798	40,186
Czech Koruna	28,556		
Unamortised debt issue costs	(36,398)	(11,669)	(10,109)
	2,350,313	1,318,044	582,290

The liabilities are contractually repayable after the balance sheet date as follows:

	2005	2004	2003
		(thousands of US$)	
Less than one year	838,793	529,951	228,244
Between one year and two years	117,146	290,209	87,439
Between two years and five years	612,661	467,002	266,831
After five years	818,111	42,551	9,885
Unamortised debt issue costs	(36,398)	(11,669)	(10,109)
	2,350,313	1,318,044	582,290

Some of the loan agreements and terms and conditions of guaranteed notes provide for certain covenants in respect of Evraz Group S.A. and its subsidiaries. The covenants impose restrictions in respect of certain transactions and financial ratios, including restrictions in respect of indebtedness and profitability.

The Group pledged its rights under some export contracts as collateral under the loan agreements. All proceeds from sales of steel pursuant to these contracts can be used to satisfy the obligations under the loan agreements in the event of a default.

At December 31, 2005, 2004 and 2003, the Group had equipment with a carrying value of US$155,838, US$95,802 and US$103,172, respectively, pledged as collateral under the loan agreements. In addition, the Group pledged finished goods with a carrying value of US$203,570, US$336,348 and US$178,597 as of December 31, 2005, 2004 and 2003, respectively.

In addition, as of December 31, 2005, the Group's ownership interests in Vitkovice Steel and 100% in Palini e Bertoli S.p.A. (Note 4) were pledged as collateral under the bank loans.

GUARANTEED NOTES

In September and December 2003, EvrazSecurities issued notes amounting to US$175,000. The notes bear interest of 8.875% per annum payable semi-annually and mature on September 25, 2006. Mastercroft Limited, Ferrotrade Limited, ZapSib, NTMK and NKMK, jointly and severally, guaranteed the due and punctual payments of all amounts in respect of the notes except that NKMK's liabilities are limited to US$137,512.

In August and September, 2004, EvrazSecurities issued notes amounting to US$300,000. The notes bear interest of 10.875% per annum payable semi-annually and mature on August 3, 2009. Mastercroft Limited, Ferrotrade Limited, ZapSib, NTMK and NKMK, jointly and severally, guaranteed the due and punctual payments of all amounts in respect of the notes except that the liability of ZapSib and NTMK, each, is subject to a limit of US$300,000.

In November 2005, Evraz Group S.A. issued notes amounting to US$750,000. The notes bear interest of 8.25% per annum payable semi-annually and mature on November 10, 2015. Mastercroft Limited unconditionally and irrevocably guaranteed the due and punctual payments of all amounts in respect of the notes.

BEARER COUPON DEBT SECURITIES

On December 6, 2002, FC EvrazHolding issued 1,000,000 of bearer coupon bonds with a par value of 1,000 roubles each. These securities were issued at par value and matured on December 5, 2005. Interest payments on the coupons were due semi-annually from the date of issuance. First coupon bore interest of 17.70% per annum; second coupon bore 16.50% per annum; third and fourth coupons bore 15.00% per annum; fifth and sixth coupons bore 12.50% per annum. The liabilities under the bonds were accounted for at amortised cost in the accompanying consolidated financial statements. In December 2005, the Group repaid its liabilities under the debt securities.

UNAMORTISED DEBT ISSUE COSTS

Unamortised debt issue costs represent agent commission and arrangement costs paid by the Group in relation to the arrangement of loans and issue of notes.

UNUTILISED BORROWING FACILITIES

As of December 31, 2005, the Group had unutilised borrowing facilities in the amount of US$716,187.

17. Restructured Taxes Payable

Restructured taxes payable represent tax liabilities restructured in accordance with State restructuring programme. In 2001-2003, certain of the Group's subsidiaries agreed with the tax authorities to restructure their liabilities under social insurance taxes, road users' tax, other taxes and related fines and penalties.

Restructured taxes payable are carried at amortised cost being the present value of liabilities determined based on the future cash payments discounted at the prevailing market rates at the date of each restructuring or a business combination, whichever was later.

Restructured taxes payable, which are denominated in roubles, were as follows as of December 31:

	2005	2004	2003
			(thousands of US$)
Social insurance taxes	7,232	16,655	21,714
Road users tax	–	14,833	13,301
Tax-related fines and penalties	559	4,161	3,029
Other taxes	50	652	1,402
	7,841	36,301	39,446
Less current portion *(Note 25)*:			
Social insurance taxes	(6,687)	(8,685)	(9,646)
Road users tax	–	(4,093)	(2,744)
Tax-related fines and penalties	(442)	(119)	(303)
Other taxes	–	(145)	(753)
	(7,129)	(13,042)	(13,446)
	712	23,259	26,000

As of December 31, 2005, the nominal amount of US$8,032, should be paid in quarterly installments through 2010 as follows:

	(thousands of US$)
2006	7,281
2007	685
2008–2010	66

In 2005, the tax authorities approved the forgiveness of certain restructured tax-related fines and penalties. The gain on the forgiveness of the tax-related fines and penalties of US$14,285 was included in gain on extinguishment of debts in the consolidated income statement for the year ended December 31, 2005. Loss arising from the early repayment of restructured taxes of US$2,020 was included in loss extinguishment of debts in the consolidated income statement for the year ended December 31, 2005.

Further, tax related fines and penalties in the amount of US$59,621 to be forgiven under the restructuring terms, if all the other payments are made on a timely basis, were not accrued as of December 31, 2005, because management believes that it is virtually certain that the Group will comply with the payment terms of the restructuring agreements and make timely payments of its current tax liabilities.

Gains on restructurings were recognised at respective restructuring dates as gains on extinguishment of debts. Such gains were US$0, US$0 and US$2,259 in the years ended December 31, 2005, 2004 and 2003, respectively, and included in the accompanying consolidated income statements.

18. Long-Term Loans due to Related Parties

Long-term loans due to related parties as of December 31 were as follows:

	2005	2004	2003
			(thousands of US$)
Entities under common control:			
Ferrotrade & Co.	–	–	91,887
Marteck International Ltd.	–	–	11,686
Melandra Marketing	–	–	321
	–	–	103,894
Less: current portion	–	–	(11,373)
	–	–	92,521

Ferrotrade & Co.

In June 2003, Ferrotrade & Co. granted to the Group a US$120,000 loan facility. The loan bore no interest and was repayable on June 1, 2006. The long-term loan due to Ferrotrade & Co. was measured at amortised cost based on a contractual maturity and a discount rate of 3.96% in the accompanying consolidated balance sheet as of December 31, 2003. In 2004, the loan agreement was revised and the facility became payable not later than December 31, 2004, bearing interest at the rate of 4.25% starting from January 1, 2004. In 2004, the Group received additional US$11,948 under this loan agreement and in November 2004 repaid the outstanding loan amount along with the interest of US$4,091 accrued for the period from January 1, 2004 up to the payment date. Loss of US$8,695 arising from the change in terms of the loan agreement was included in loss on extinguishment of debts in the accompanying consolidated income statement for year ended December 31, 2004.

Marteck International Ltd.

In April 2001, Marteck International Ltd. ("Marteck") granted to the Group a US$50,000 loan facility. The loan bore no interest and was repayable on December 31, 2007. In 2004, the Group fully repaid its liabilities to Marteck.

On October 3, 2002, the Group entered into another agreement with Marteck International Ltd. for a loan of € 9,100,000 (US$11,373 at the exchange rates as of December 31, 2003). The loan was due for repayment on December 31, 2010 and bore interest of 3% per annum. The loan was fully repaid in June 2004.

19. Finance Lease Liabilities

In 2000-2005, the Group entered into lease agreements under which it has an option to acquire the leased assets at the end of lease term ranging from 2 to 10 years. The estimated average remaining useful life of leased assets varies from 1 to 22 years.

The leases were accounted for as finance leases in the consolidated financial statements. The carrying value of the leased assets was as follows as at December 31:

	2005	2004	2003
			(thousands of US$)
Machinery and equipment	2,890	4,811	18,537
Transport and motor vehicles	52,521	29,369	–
Other assets	34	52	–
	55,445	34,232	18,537

The leased assets are included in property, plant and equipment in the accompanying consolidated balance sheets (Note 7).

Future minimum lease payments were as follows at December 31, 2005:

	Principal	Interest	Total
			(thousands of US$)
2006	7,064	3,886	10,950
2007 – 2010	25,129	8,554	33,683
2011	5,223	519	5,742
	37,416	12,959	50,375
Less: current portion	(7,064)	(3,886)	(10,950)
	30,352	9,073	39,425

In the years ended December 31, 2005, 2004 and 2003, the average interest rates under the finance lease liabilities were 12.5%, 9.3% and 14.8%.

The finance lease liabilities are denominated in the following currencies at December 31:

	2005	2004	2003
			(thousands of US$)
Roubles	40	17,098	5,392
US$	37,228	13,041	14,293
Euros	148	210	–
	37,416	30,349	19,685

20. Post-Employment Benefits

The Group companies provide additional pensions and other post-employment benefits to their employees in accordance with collective bargaining agreements. Defined benefit pensions and other post-employment benefits consist of regular lifetime pension payments and lump-sum amounts payable at the retirement date. These benefits generally depend on years of service, level of compensation and amount of pension payment under the collective bargaining agreement. The Group pays the benefits when they fall due for payment.

The components of net benefit expense recognised in the consolidated income statement for the years ended December 31, 2005, 2004 and 2003 and amounts recognised in the consolidated balance sheet as of December 31, 2005, 2004 and 2003 for the post-employment benefits are as follows:

	2005	2004	2003
			(thousands of US$)
Net benefit expense (recognised in cost of sales)			
Current service cost	2,175	5,313	1,759
Interest cost on benefit obligation	4,594	2,553	1,850
Expected return on plan assets	(56)	(50)	(25)
Net actuarial loss recognised in the year	–	–	(1)
Past service cost	22,356	3,944	6,230
Net benefit expense	29,069	11,760	9,813
Benefit liability			
Benefit liability	78,984	53,857	31,107
Plan assets	(444)	(476)	(408)
	78,540	53,381	30,699
Unrecognised net actuarial losses/(gains)	2,442	(3,076)	(1,816)
Unrecognised past service cost	–	1,731	–
Benefit obligation	80,982	52,036	28,883
Movements in benefit liability			
At January 1	53,381	30,699	19,922
Benefit expense	29,069	11,760	9,813
Change in liability due to business combinations	6,154	11,159	655
Benefits paid	(7,762)	(2,934)	(1,589)
Translation difference	(2,302)	2,697	1,898
At December 31	78,540	53,381	30,699

The principal assumptions used in determining pension obligations for the Company's plan are shown below:

	2005	2004	2003
			(thousands of US$)
Discount rate	8.0%	8.0%	8.0%
Future benefits increases	5.0%	4.2%	4.2%

21. Share-based Payments

On April 25, 2005, the Group adopted the Incentive Plan under which certain senior executives and members of the Board of Directors ("participants") may acquire shares in the Company. This plan is administrated by the Board of Directors of the Group. The exercise price of the options is fixed a US$ 27.75 an US$43.5 per share.

The options become exercisable from one to three years from the grant date as follows.

Vesting date	Number of shares
December 15, 2005	63,685
June 15, 2006	555,170
June 15, 2007	750,000
June 15, 2008	1,250,000
	2,618,855

The Board of Directors has the right to accelerate vesting of the grant. In the event of a participant's employment termination, all options granted to that participant, whether vested or not, expire on termination date. All options granted to the participants, whether vested or not, become immediately exercisable in the event of a change in the controlling shareholder.

All of the share options were granted on June 15, 2005.

The Group accounted for its share options at fair value pursuant to the requirements of IFRS 2. The weighted average fair value of options granted during the period was US$10.88. The fair value of these options was estimated at the date of grant using the Black-Scholes-Merton option pricing model with the following assumptions:

Dividend yield *(%)*	6.00–8.00
Expected volatility *(%)*	55.00
Risk-free interest rates *(%)*	4.36–4.59
Expected life of options *(years)*	0.5–3

The expected volatility reflects the assumption that the industry average volatility is indicative of future trends which may not necessarily be the actual outcome.

The following table illustrates movements in share options during the year.

	Number of shares
Outstanding at January 1, 2005	–
Granted during the year	2,618,855
Forfeited during the year	(51,724)
Outstanding at December 31, 2005	2,567,131
Exercisable at December 31, 2005	63,686

The weighted average remaining contractual life for the share options outstanding as at December 31, 2005 is 1.68 years.

In the year ended December 31, 2005, compensation expense arising from the share option plan amounted to US$8,033.

22. Provisions

In the years ended December 31, 2005, 2004 and 2003, the movement in provisions was as follows:

	Legal claims	Legal claims	Other provisions	Total
				(thousands of US$)
Balance at December 31, 2002	10,544	5,000	–	15,544
Increase from passage of time	2,098	–	–	2,098
Change in provisions due to business combinations	–	283	–	283
Utilised in the year	–	(4,300)	–	(4,300)
Unused amounts reversed	–	(786)	–	(786)
Translation difference	886	15	–	901
Balance at December 31, 2003	13,528	212	–	13,740
Additional provisions	72	1,196	–	1,268
Increase from passage of time	212	–	–	212
Change in provisions due to business combinations	4,408	–	–	4,408
Utilised in the year	–	(71)	–	(71)
Translation difference	1,024	–	–	1,024
Balance at December 31, 2004	19,244	1,337	–	20,581
Additional provisions	–	4,087	1,853	5,940
Increase from passage of time	2,826	–	–	2,826
Effect of change in the discount rate	132	–	–	132
Effect of change in estimated costs and timing	(8,656)	–	–	(8,656)
Change in provisions due to business combinations	154	–	8,453	8,607
Unused amounts reversed	–	(136)	–	(136)
Translation difference	(578)	(48)	(79)	(705)
Balance at December 31, 2005	13,122	5,240	10,227$	28,589

SITE RESTORATION COSTS

Under the Russian legislation, mining companies and steel mills have obligations to restore mining and certain other sites. As of December 31, 2005, 2004 and 2003, the Group accrued a provision for site restoration costs in the amount of US$13,122, US$19,244, and US$13,258, respectively. The liabilities were measured based on estimates of restoration costs which are expected to be incurred in the future discounted at the annual rates ranging from 17.6% to 20.9% in 2005 and from 15.5% to 19.0% in the previous periods.

23. Other Long-Term Liabilities

Other long-term liabilities consisted of the following as of December 31:

	2005	2004	2003
		(thousands of US$)	
Obligations for the purchase of liabilities under the Settlement Agreements	–	–	51,831
Liabilities to entities under common control for transfers of ownership interests in subsidiaries	–	–	30,432
Promissory notes payable	41	20,220	576
Other liabilities	5,045	1,032	2,917
	5,086	21,252	85,756
Less: current portion	(138)	(44)	(19,908)
	4,948	21,208	65,848

Other long-term liabilities were denominated in the following currencies as of December 31:

	2005	2004	2003
		(thousands of US$)	
Roubles	41	–	34,137
US$	–	20,220	40,696
Euros	3,496	–	10,923
Other	1,549	1,032	–
	5,086	21,252	85,756

OBLIGATIONS FOR THE PURCHASE OF LIABILITIES UNDER THE SETTLEMENT AGREEMENTS

Long-term obligations for the purchase of liabilities under the Settlement Agreements represented amounts payable to City Capital, Inc. ("City Capital") and Ocstar Holding, Inc. ("Ocstar Holding") maturing in the period from 2004 to 2026. Long-term accounts payable were recognised at amortised cost which was determined as of the dates the amounts became payable based on the expected amounts to be paid, their expected timing and applicable discount rates.

The Group's payments to City Capital and Ocstar in 2003 were US$74,043. In 2004, the Group repaid all its liabilities to City Capital and Ocstar. The difference between the carrying value of the liabilities as of the date of repayment and the nominal amount repaid to City Capital and Ocstar amounting to US$79,658 is included in loss on extinguishment of debts in the accompanying consolidated income statement for the year ended December 31, 2004.

24. Trade and Other Payables

Trade and other payables were mainly denominated in roubles and consisted of the following as of December 31:

	2005	2004	2003
		(thousands of US$)	
Trade accounts payable	248,979	116,279	131,932
Long-term promissory notes with current maturities	21,284	–	7,986
Promissory notes payable on demand	–	14,523	7,779
Accrued payroll	77,949	57,495	30,850
Other payables	49,455	39,638	10,593
	397,667	227,935	189,140

25. Taxes Payable

Taxes payable were mainly denominated in roubles and consisted of the following as of December 31:

	2005	2004	2003
			(thousands of US$)
Income tax	69,824	54,643	25,714
Social insurance taxes	22,145	19,813	14,571
VAT and related fines and penalties	137,790	83,605	22,626
Current portion of restructured taxes *(Note 17)*	7,129	13,042	13,446
Property tax	6,147	4,796	2,617
Land tax	404	38	4,092
Personal income tax	5,865	6,058	3,762
Other taxes, fines and penalties	16,953	15,726	12,045
	266,257	197,721	98,873

26. Commitments and Contingencies

Operating Environment of the Group

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Group may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, the Group has accrued tax liabilities based on management's best estimate of the probable outflow of resources embodying economic benefits, which will be required to settle these liabilities. Possible liabilities, which were identified by management at the balance sheet date as those that can be subject to different interpretations of the tax laws and regulations and are not accrued in the accompanying financial statements could be up to approximately US$17,500.

Contractual Commitments

The Group signed contracts for the purchase of production equipment and construction works for an approximate amount of US$385,000.

Agreement with Mitsui & Co.

On September 21, 2005, the Group signed an agreement with Mitsui & Co. (Japan) according to which Mitsui & Co. will pay US$42,797 to the Group in exchange for a 30% ownership interest in Neryungriugol, the Group's subsidiary involved in coal mining business. Further, investments in the project will be shared by the Group and Mitsui & Co. on a pro rata basis to their shareholdings. As of the date of authorisation of issue of these financial statements, the transaction has not been completed due to the parties are in process of obtaining necessary permissions.

Social Commitments

The Group is involved in a number of social programmes aimed to support education, health care and social infrastructure development in towns where the Group's assets are located. In 2006, the Group plans to spend approximately US$40,000 under these programmes.

Environmental Protection

In the course of the Group's operations, the Group may be subject to environmental claims and legal proceedings. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, improvements in environmental technologies, the quality of information available related to specific sites, the assessment stage of each site investigation, preliminary findings and the length of time involved in remediation or settlement. Management believes that any pending environmental claims or proceedings will not have a material adverse effect on its financial position and results of operations.

The Group has a constructive obligation to reduce environmental polutions and contaminations in the future in accordance with an environmental protection programme. In the period from 2006 to 2012, the Group is obligated to spend approximately US$134,000 for replacement of old machinery and equipment which will result in reduction of polution.

Legal Proceedings

The Group has been and continues to be the subject of legal proceedings, none of which has had, individually or in aggregate, a significant effect on the Group's operations or financial position.

The Group, together with several other corporations and individuals, acts as a defendant in a civil action related to bankruptcy proceedings at KGOK that occurred between 1999 and 2003, prior to the Group's acquisition of KGOK. This law suit was filed in November 2004 in the United States District Court for the District of Delaware (the "District Court"). The plaintiffs seek damages in excess of US$500,000. On April 26, 2005, the plaintiffs filed another suit with the Delaware Chancery Court against the same defendants, including the Group, based on the same factual allegations. However, in October 2005, the Chancery Court granted the defendant's motion to stay the action pending the developments of the litigation between the parties in the District Court. In April 2006, the District Court dismissed the claim based on a decision that the plaintiffs' claim arises from the conduct of business in Russia and, therefore, the Russian jurisdiction is an adequate forum for the plaintiffs claim. Upon getting such decision in the District Court, the plaintiffs filed an appeal on that decision.

Despite the attempts of the plaintiffs to continue the proceeding in the Chancery Court, management expects that the Chancery Court will uphold the position of the District Court and dismiss the claim. Consequently, management believes that the ultimate resolution of the lawsuit will not have a significant impact on the financial position of the Group. Therefore, no provision is recognised in the financial statements in respect of this case.

In addition, the Group is involved in several litigations that may have an impact on the assets of Vitkovice Steel, the Group's subsidiary acquired in 2005 (Note 4). Accounts receivable of Vitkovice Steel include amount of Czech koruna 409 million (US$16,634 at the exchange rate as of December 31, 2005) due from OSINEK, the former parent company of Vitkovice Steel. This amount is under dispute between OSINEK and VYSOKE PECE Ostrava, a.s. Management believes that this receivable will be recoverable during 2006.

27. Financial Risks

FOREIGN EXCHANGE RISK

The Group exports production and attracts substantial amount of long-term borrowings denominated in euros or in US$.

The Group does not have formal arrangements to mitigate foreign exchange risks of the Group's operations. However, management believes that the Group is secured from foreign exchange risks as foreign currency denominated sales are used to cover repayment of foreign currency denominated borrowings.

INTEREST RATE RISK

The Group incurs interest rate risk on loans and borrowings. The Group borrows on both a fixed and variable rate basis. The table below summarises the Group's outstanding interest-bearing debt as of December 31, 2005:

	(thousands of US$)
Fixed-rate debt	1,616,895
Variable-rate debt	759,753
	2,376,648

The table below summarises the Group's outstanding variable-rate debt by the year of repayment as of December 31, 2005:

	(thousands of US$)
2006	550,839
2007	42,983
2008	47,364
2009	48,816
2010	28,311
2011	16,176
2012	15,914
2013	5,473
2014	1,307
2015	1,375
2016	1,195
	759,753

CREDIT RISK

Financial instruments that potentially expose the Group to concentrations of credit risk consist primarily of cash, and trade accounts receivable.

To manage this credit risk, the Group maintains its available cash, mainly in US$, in international banks, Russian affiliates of international banks and Russian major banks. Management periodically reviews the creditworthiness of the banks in which it deposits cash.

The Group constantly monitors the status of accounts receivable collection and the credit worthiness of the customers. In addition, the Group requires prepayments from certain customers.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments, consisting of cash, short-term and long-term investments, short-term accounts receivable and payable, short-term and long-term loans receivable and payable, promissory notes, and restructured taxes approximate their fair value.

As of December 31, 2005, the fair value of the notes issued by EvrazSecurities with a carrying amount of US$491,836 was equal to US$511,146. The fair value of the notes issued by Evraz Group S.A. with a carrying amount of US$739,114 was equal to US$745,508. The fair value of the notes and bonds was determined based on market quotations.

28. Non-cash Transactions

Investing and financing transactions that did not require the use of cash or cash equivalents were as follows in the years ended December 31:

	2005	2004	2003
		(thousands of US$)	
Liabilities for purchases of property, plant and equipment	27,554	15,234	2,083
Liabilities for purchases of shares in subsidiaries and other entities	11,447	43,532	46,206
Fair value of ordinary shares of ZAO Raspadskaya given in consideration for an acquisition of an interest in a joint venture (Notes 8)	–	58,651	–
Liabilities for purchase of interest in associates/joint ventures	296,284	19,200	–
Loans paid by entities under common control to vendors and suppliers in respect of operating activities	–	1,333	47,384
Loans paid by banks to suppliers in respect of operating activities	–	85,832	–
Loans paid by banks to vendors for property, plant and equipment	36,966	55,149	15,600
Exchange of promissory notes for equity of other enterprises	–	–	27,875
Settlement of accounts payable with available-for-sale financial instruments	–	–	16,858
Offset of available-for-sale financial instruments and loans receivable against loans payable	–	–	91,822
Receipt of promissory notes of entity under common control as capital contribution	–	–	86,000
Exchange of debt instruments of other enterprises for debt instruments of subsidiaries	–	–	6,025

29. Subsequent Events

PURCHASE OF VANADIUM ORE MINING

On April 7, 2006 Evraz Group S.A. entered into an agreement with owners of Strategic Minerals Corporation ("Stratcor") to acquire 72.84 % of common shares of Stratcor, including 69.00% of voting shares, for an approximate purchase consideration of US$110,000. Stratcor, a privately-held company, headquartered in Danbury, Connecticut, USA, is one of the world's leading producers of vanadium alloys and chemicals for steel and chemical industries. Stratcor has two wholly-owned subsidiaries – Stratcor, Inc. with a mill in Hot Springs, Arkansas, USA, and Vametco Minerals Corporation with a mine and a mill in Brits, South Africa. As of the date of authorisation of issue of these financial statements, the transaction has not been completed.

BORROWINGS

Subsequent to December 31, 2005, the Group signed bank loan agreements for US$263,000.





GLOSSARY

Angle
Angle shaped section for construction.

Billet
A usually square, semi-finished product obtained by continuous casting or rolling of blooms. Sections, rails, wire rod and other rolled products are made from billets.

Bloom
A usually square, semi-finished product obtained by continuous casting or rolling of ingots. Blooms are used to make billets and in the manufacture of structural steel products.

Channel
U-shaped section for construction.

Ferroalloy
A metal product commonly used as a raw material feed in steelmaking, usually containing iron and other metals, to aid various stages of the steelmaking process such as deoxidation, desulfurisation, and adding strength. Examples: ferrochrome, ferromanganese, and ferrosilicon.

Flat products
Category of steel that includes sheet, strip and tin plate, among others.

Grinding balls
Grinding balls for mining and cement industry.

H-beam
H-shaped section for construction.

Long products
Classification of steel products that includes bars, rods and structural products that are "long" rather than "flat" and that are produced from blooms or billets.

Mine upright
V-shaped section for underground works reinforcement.

Pellets
An enriched form of iron ore shaped into small balls or pellets. Pellets are used as a raw material in the steel making process.

Pig iron
Product of blast furnace production used in the production of steel.

Pipe blank
A round-shaped semi-finished product used in the pipe manufacturing industry.

Rails
A steel bar laid on the ground, forming a railway track.

Rebar (Reinforcing bar)
A commodity-grade steel used to strengthen concrete in highway and building construction.

Rounds

A round-shaped, semi-finished product normally with diameter exceeding 10 mm, used in various applications of hardware & engineering sector.

Scrap

Scrap iron containing material (mainly industrial or household waste) that generally is remelted and recast into new steel.

Sections

Sections are manufactured by rolling reheated concast billets and blooms to produce particular product shapes. Sections are used in the constructions, engineering, hardware and mining industries and railways.

Semi-finished products

A product category that includes pig iron, slabs, blooms and billets. Slabs, blooms and billets are the first solid forms in the steel making process. These usable shapes are further processed to become more finished products—rebars and shapes, structural steel and wire rod.

Sinter

An iron rich clinker formed by heating iron ore fines and coke in a sinter line.

Slabs

The most common type of semi-finished steel. Subsequent to casting, slabs are sent to the hot-strip mill to be rolled into coiled sheet and plate products.

Slag

Slag is a byproduct generated when non-ferrous substances in iron ore, limestone and coke are separated from the hot metal. Slag is used in cement and fertiliser production as well as for base course material in road construction.

Strips

Strips are delivered as coil, sheet and narrow strip in a wide range of alloys, widths and thicknesses and are mostly delivered to specific customer specifications.

Wire

A broad range of products produced by cold and hot reducing, or drawing, wire rod through a series of dies to reduce the diameter, improve surface finish, dimensional accuracy, and physical properties. Typical applications include nets, screws, rivets, upholstery springs, furniture wire, concrete wire, electrical conductors, rope wire and structural cables.

Wire rod

Formed from billets, wire rod in coils is an intermediate product of uniform round cross-section dimension.

design: design depot, 2006



REFERENCE INFORMATION

Evraz Group S.A.
1 Alee Scheffer
L-2520 Luxembourg

www.evraz.com
IR@evraz.com
tel.: +7(495) 232 1370

OOO EvrazHolding
OOO EvrazHolding
4-5, 15 Dolgorukovskaya street
Moscow, 127006, Russia

Evraz's website www.evraz.com contains a variety of corporate and investor information including, among other information, the following:

- Main business
- Annual and Interim Reports and production results
- Regulatory filings
- News releases
- Investor presentation
- Current stock price
- Social and environmental activities

GDR program Administration
The Bank of New York
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Toll Free Telephone for domestic callers:
1-888-BNY-ADRs
International Callers can call: 212-815-3700
shareowners@bankofny.com
www.stockbny.com

Independent Auditor
Ernst & Young LLC
Sadovnicheskaya Nab, 77, bld 1,
Moscow, 115035, Russia
Tel: +7 (495) 705 9700
www.ey.com/russia

This document contains "forward-looking statements", which include all statements other than statements of historical facts, including, without limitation, any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "would", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Evraz's control that could cause the actual results, performance or achievements of Evraz to be materially different from future results, performance or achievements expressed or implied by such forward-looking, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or GDRs, financial risk management and the impact of general business and global economic conditions.

Such forward-looking statements are based on numerous assumptions regarding Evraz's present and future business strategies and the environment in which Evraz Group S.A. will operate in the future. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. These forward-looking statements speak only as at the date as of which they are made, and Evraz expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Evraz's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. The information contained in this document is provided as at the date of this document and is subject to change without notice.